    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1995



                                                       REGISTRATION NO. 33-56813

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          AMERICAN PREMIER GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                              6331                           31-1422526
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ROBERT W. OLSON, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          AMERICAN PREMIER GROUP, INC.
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

               GARY P. KREIDER, ESQ.                             TIMOTHY E. HOBERG, ESQ.
            KEATING, MUETHING & KLEKAMP                       TAFT, STETTINIUS & HOLLISTER
               1800 PROVIDENT TOWER                               1800 STAR BANK CENTER
              ONE EAST FOURTH STREET                                425 WALNUT STREET
              CINCINNATI, OHIO 45202                             CINCINNATI, OHIO 45202
                  (513) 579-6400                                     (513) 381-2838

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                              PROPOSED MAXIMUM PROPOSED MAXIMUM     AMOUNT OF
TITLE OF EACH CLASS OF         AMOUNT TO BE    OFFERING PRICE      AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED(1)(3)   PER SHARE(2)   OFFERING PRICE(2)     FEE(1)(3)
- -------------------------------------------------------------------------------------------------
Common Stock, $1 par value...    28,949,497        $23.25        $673,075,805       $232,096
                                 7,031,777          24.75         174,036,481        60,013
                                28,613,890          11.03         315,611,207        108,832
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------



(1) The 28,949,497 shares and 7,031,777 shares listed are issuable to shareholders of American Premier Underwriters, Inc. ("American Premier") and the 28,613,890 shares listed are issuable to shareholders of American Financial Corporation ("AFC"). A registration fee was paid with the original filing on Form S-4 for 28,949,497 of the shares issuable to shareholders of American Premier and all of the shares issuable to shareholders of AFC.


(2) In accordance with Rule 457(f)(1) under the Securities Act of 1933, the Proposed Maximum Offering Price Per Share for (a) 28,949,497 of the shares issuable to shareholders of American Premier was computed based on the average of the high and low trading prices of American Premier common stock on the New York Stock Exchange ("NYSE") on December 6, 1994 ($23.25) and (b) 7,031,777 of the shares issuable to shareholders of American Premier has been computed based on the average of the high and low trading prices of American Premier common stock on the NYSE on January 13, 1995 ($24.75). In accordance with Rule 457(f)(2), the Proposed Maximum Offering Price Per Share for the shares issuable to shareholders of AFC has been computed based on a book value of AFC common stock as of September 30, 1994 of $15.99 per share adjusted for the exchange ratio.


(3) The Registrant is paying an additional registration fee of $60,013 with this Amendment No. 1 to Form S-4 to register the additional 7,031,777 shares issuable to shareholders of American Premier.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AMERICAN PREMIER GROUP, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                                                              CAPTION OR LOCATION IN PROXY
               FORM S-4 ITEM NUMBER AND HEADING                   STATEMENT/PROSPECTUS
               --------------------------------               ----------------------------
A.    Information About the Transaction
      1. Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus.........  Outside Front Cover Page
      2. Inside Front and Outside Back Cover Pages of
         Prospectus.....................................  Inside Front Cover; Table of
                                                          Contents; Outside Back Cover;
                                                          Available Information; Documents
                                                          Incorporated by Reference
      3. Risk Factors, Ratio of Earnings to Fixed
         Charges, and Other Information.................  Summary; Risk Factors
      4. Terms of the Transaction.......................  Summary; The Special Meeting; Special
                                                          Factors; The Acquisition Agreement
      5. Pro Forma Financial Information................  Pro Forma Financial Information
      6. Material Contracts with the Company
         Being Acquired.................................  Special Factors
      7. Additional Information Required for Reoffering
         Persons and Parties Deemed to be
         Underwriters...................................  Not Applicable
      8. Interests of Named Experts and Counsel.........  Legal Matters; Experts
      9. Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities....................................  Not Applicable

B.    Information About the Registrant
      10. Information With Respect to S-3 Registrants...  Not Applicable
      11. Incorporation of Certain Information by
          Reference.....................................  Not Applicable
      12. Information With Respect to S-2 or S-3
          Registrants...................................  Not Applicable
      13. Incorporation of Certain Information by
          Reference.....................................  Not Applicable
      14. Information With Respect to Registrants Other
          Than S-3 or S-2 Registrants
          a. Description of Business -- Item 101 of
             Regulation S-K.............................  New American Premier
          b. Description of Property -- Item 102 of
             Regulation S-K.............................  New American Premier
          c. Legal Proceedings -- Item 103 of Regulation
             S-K........................................  New American Premier; Certain
                                                          Litigation Regarding the Acquisition
          d. Market Price of and Dividends on the
             Registrant's Common Equity and Related
             Stockholder Matters -- Item 201 of
             Regulation S-K.............................  Summary; Description of Capital
                                                          Stocks
          e. Financial Statements.......................  New American Premier
          f. Selected Financial Data -- Item 301 of
             Regulation S-K.............................  Not Applicable

                                                              CAPTION OR LOCATION IN PROXY
               FORM S-4 ITEM NUMBER AND HEADING                   STATEMENT/PROSPECTUS
               --------------------------------               ----------------------------
          g. Supplementary Financial Information --
             Item 302 of Regulation S-K.................  Not Applicable
          h. Management's Discussion and Analysis of
             Financial Condition and Results of
             Operations -- Item 303 of Regulation S-K...  Not Applicable
          i. Changes in and Disagreements with
             Accountants on Accounting and Financial
             Disclosure -- Item 304 of Regulation S-K...  None

C.    Information About the Companies Being Acquired
      15. Information With Respect to S-3 Companies
          (American Premier Underwriters, Inc.).........  Available Information; Documents
                                                          Incorporated by Reference; Summary;
                                                          Selected Financial Data
      16. Information With Respect to S-2 or S-3
          Companies (American Financial Corporation)....  Available Information; Documents
                                                          Incorporated by Reference; Summary;
                                                          Annexes C and D
      17. Information with Respect to Companies Other
          than S-2 or S-3 Companies.....................  Not Applicable

D.    Voting and Management Information
      18. Information if Proxies, Consents or
          Authorizations are to be Solicited............  Available Information; Documents
                                                          Incorporated by Reference; The
                                                          Special Meeting; New American
                                                          Premier; The Acquisition Agreement
      19. Information if Proxies, Consents or
          Authorizations are not to be Solicited, or in
          an Exchange Offer.............................  Available Information; Documents
                                                          Incorporated by Reference; The
                                                          Special Meeting; New American
                                                          Premier; The Acquisition Agreement

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 20, 1995


AMERICAN PREMIER                                          ONE EAST FOURTH STREET
UNDERWRITERS, INC.                                        CINCINNATI, OHIO 45202
                                                        TELEPHONE (513) 579-6600
- --------------------------------------------------------------------------------

Dear Shareholder:

     You are invited to attend a Special Meeting of Shareholders of American
Premier Underwriters, Inc. ("American Premier") on                  , 1995 to
consider and act upon a proposal for American Premier to acquire American Financial Corporation ("AFC") pursuant to the terms of an Acquisition Agreement described in the attached Proxy Statement/Prospectus.

     The proposed acquisition would be accomplished through the issuance to AFC's common shareholders of 28.6 million shares of a new entity that would be created to own both American Premier and AFC. Pursuant to the Acquisition Agreement, each outstanding American Premier common share would be converted into one common share of the new entity, which would be named American Premier Group, Inc. ("New American Premier"). Because the 18.7 million American Premier common shares currently beneficially owned by AFC would in effect be purchased by New American Premier through the acquisition, the net increase in outstanding common shares resulting from the acquisition would be 9.9 million shares.

     AFC is principally engaged in multi-line property and casualty insurance businesses through its wholly-owned Great American Insurance Group of subsidiaries. Approximately 55% of Great American's net written premiums for the first nine months of 1994 came from specialty lines, with the balance being produced by commercial and personal lines. AFC also owns 80% of American Annuity Group, Inc., which through its Great American Life Insurance Company subsidiary sells tax-deferred annuities principally to employees of educational institutions. AFC also has substantial investment positions in other businesses, which are referred to in the Proxy Statement/Prospectus.

     The acquisition represents a special opportunity for American Premier to fulfill its strategic objective of complementing existing insurance operations through high-quality acquisitions in the property and casualty area. Currently generating about $1.4 billion of annual net earned premiums, Great American is one of the nation's premier property and casualty insurers, with a combined ratio that has consistently outperformed the industry average over the last decade. Upon completion of the acquisition, we expect Great American, as well as AFC's other valuable assets, to provide a substantial immediate boost to the earnings per common share of New American Premier.


     Significantly, the acquisition would enable American Premier to make profitable use of most of the $820 million of cash and temporary investments it held at September 30, 1994. As described in the Proxy Statement/Prospectus, approximately $750 million of these assets would be earmarked for the early retirement of relatively expensive AFC and American Premier debt, which would have an additional positive impact on New American Premier's earnings per share.


     Looking forward, the combined property and casualty businesses of American Premier and Great American would represent a significant position in the property and casualty industry, with about $3 billion of net written premiums, $8 billion of property and casualty assets and $1.5 billion of statutory capital. Notably, about 80% of their overall premiums would be derived from specialty lines of business, which we believe have the greatest profit and growth potential.

                 "Property and Casualty Insurance Specialists"

     The acquisition was approved by a Special Committee of American Premier's independent directors. In approving the acquisition, the Special Committee relied on, among other things, an opinion of the investment banking firm of Furman Selz Incorporated that the number of shares to be issued for AFC is fair to the American Premier shareholders (other than AFC) from a financial point of view. Although American Premier's Board of Directors and Special Committee recognized that the acquisition would result in dilution to book value and tangible book value per share as described under "Risk Factors" in the Proxy Statement/Prospectus, they concluded that these and certain other potentially negative effects of the acquisition are more than outweighed by the positive impact on earnings per share and the strategic benefits that should accrue to shareholders as a result of the acquisition. In this regard, I call your attention to the discussion of the Special Committee's deliberations set forth in the Proxy Statement/Prospectus under the subcaption "Special Factors" and, in particular, the Board's and Special Committee's conclusions set forth under the subcaption "Recommendations of the Special Committee and the Board of Directors of American Premier; Reasons for Recommendations."



     American Premier's Board of Directors and its Special Committee recommend that you vote FOR the acquisition.


     Your vote is important. Please date, sign and return promptly the enclosed proxy form whether or not you plan to attend the special meeting.

                                       Sincerely,

                                       Carl H. Lindner
                                       Chairman of the Board and
                                         Chief Executive Officer

            , 1995

                 "Property and Casualty Insurance Specialists"

AMERICAN PREMIER                                          ONE EAST FOURTH STREET
UNDERWRITERS, INC.                                        CINCINNATI, OHIO 45202
                                                        TELEPHONE (513) 579-6600
- --------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 1995

Dear Shareholder:

     We are pleased to invite you to attend a Special Meeting of Shareholders of American Premier Underwriters, Inc. ("American Premier") to be held at The
Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio on             , 1995 at
10:30 a.m. Eastern Time for the following purposes:


     1. To consider and act upon a proposal that American Premier acquire all of the outstanding common stock of American Financial Corporation ("AFC") pursuant to the Agreement and Plan of Acquisition and Reorganization, as amended, attached hereto as Annex A (the "Acquisition Agreement"). Under the terms of the Acquisition Agreement, (a) American Premier would merge with a subsidiary of a newly formed holding company, American Premier Group, Inc. ("New American Premier"), and each share of American Premier common stock would be converted into one share of New American Premier common stock, and (b) AFC would merge with another subsidiary of New American Premier and each share of AFC common stock would be converted into 1.45 shares of New American Premier common stock. As a result, American Premier and AFC would each become subsidiaries of New American Premier; and


     2. To transact such other business as may properly come before the meeting.

     Details of the proposed acquisition and other information concerning the Special Meeting are included in the accompanying Proxy Statement/Prospectus. Please give this material your careful attention.

     Approval of the acquisition requires the affirmative vote of a majority of the votes cast at the Special Meeting. Accordingly, whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying Proxy Form and return it in the enclosed envelope. If you attend the Special Meeting, you may vote in person, even if you have previously returned your Proxy Form. We would appreciate your prompt consideration.

                                       By Order of the Board of Directors,

                                       Robert W. Olson
                                       Secretary

Date:             , 1995

IF THE ACQUISITION DESCRIBED HEREIN IS CONSUMMATED, CERTIFICATES REPRESENTING SHARES OF AMERICAN PREMIER WILL AUTOMATICALLY REPRESENT A LIKE NUMBER OF SHARES OF NEW AMERICAN PREMIER COMMON STOCK WITHOUT ANY FURTHER ACTION. ACCORDINGLY, SHAREHOLDERS WILL NOT BE REQUIRED TO EXCHANGE THEIR EXISTING CERTIFICATES.

                 "Property and Casualty Insurance Specialists"

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 20, 1995


                         PROXY STATEMENT RELATING TO A
                       SPECIAL MEETING OF SHAREHOLDERS OF

                      AMERICAN PREMIER UNDERWRITERS, INC.

                         TO BE HELD             , 1995
                            ------------------------

                             PROSPECTUS RELATING TO

                      64,595,164 SHARES OF COMMON STOCK OF

                          AMERICAN PREMIER GROUP, INC.
                            ------------------------

                                  INTRODUCTION

     This Proxy Statement/Prospectus is being furnished to holders of common stock ("American Premier Common Stock") of American Premier Underwriters, Inc., a Pennsylvania corporation ("American Premier"), in connection with the solicitation of proxies by the Board of Directors of American Premier for use at a Special Meeting of Shareholders to be held at 10:30 a.m. Eastern Time on
            , 1995 at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio, and at any adjournments or postponements thereof (the "Special Meeting").


     At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to acquire all of the outstanding common stock of American Financial Corporation (the "Acquisition"). In the Acquisition, (a) American Premier would merge with a subsidiary of a newly formed holding company, American Premier Group, Inc. ("New American Premier") and each share of American Premier Common Stock would be converted into one share of New American Premier common stock ("New American Premier Common Stock") and (b) AFC would merge with another subsidiary of New American Premier and each share of AFC common stock ("AFC Common Stock") would be converted into 1.45 shares of New American Premier Common Stock. Following the Acquisition, approximately 53.7% of the New American Premier Common Stock will be owned by Carl H. Lindner and members of his family. If approved, these actions will be taken pursuant to the terms and conditions of the Agreement and Plan of Acquisition and Reorganization among American Premier, AFC and New American Premier dated December 9, 1994, as amended (the "Acquisition Agreement"), a copy of which is attached as Annex A.



     American Premier Common Stock is listed on the New York Stock Exchange
under the symbol "APZ." On January   , 1995, the last reported sale price of
American Premier Common Stock on the New York Stock Exchange Composite Tape was
$     per share. Application will be made to list the New American Premier
Common Stock on the New York Stock Exchange.


     New American Premier has filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission covering the shares of New American Premier Common Stock which may be issued in connection with the Acquisition. This Proxy Statement also constitutes the Prospectus of New American Premier filed as part of the registration statement.


     Shareholders of American Premier should consider the matters discussed under "RISK FACTORS."

                            ------------------------

     This Proxy Statement/Prospectus and the accompanying proxy are first being
mailed to shareholders on or about             , 1995.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE
      SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
       COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE
          INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
             OFFENSE.


     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEW AMERICAN PREMIER, AMERICAN PREMIER OR ANY OTHER PERSON. THIS PROXY STATEMENT, WHICH ALSO CONSTITUTES A PROSPECTUS OF NEW AMERICAN PREMIER, DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THE SHARES OF NEW AMERICAN PREMIER TO WHICH IT RELATES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SUCH SHARES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEW AMERICAN PREMIER, AMERICAN PREMIER OR AFC SINCE THE DATE HEREOF, OR THE DATE AS OF WHICH CERTAIN INFORMATION IS SET FORTH HEREIN.


   THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS                     , 1995.

                             AVAILABLE INFORMATION

     American Premier and AFC are each subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith each files reports, proxy statements (where applicable) and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by American Premier and AFC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, 14th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, material filed by American Premier can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the American Premier Common Stock is traded.

     New American Premier has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act"). This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to New American Premier and the shares to be issued in the Acquisition, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the offices of the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by American Premier and AFC are incorporated herein by reference:


     1.a.  Annual Report of American Premier on Form 10-K for the year ended December 31, 1993;
       b.  Quarterly Reports of American Premier on Form 10-Q for the quarters ended March 31, June
           30 and September 30, 1994;
       c.  Proxy Statement of American Premier for its 1994 Annual Meeting of Shareholders;
       d.  Current Report of American Premier on Form 8-K dated December 9, 1994;

     2.a.  Annual Report of AFC on Form 10-K for the year ended December 31, 1993, as amended;
       b.  Quarterly Reports of AFC on Form 10-Q for the quarters ended March 31, June 30 and
           September 30, 1994; and
       c.  Current Report of AFC on Form 8-K dated December 9, 1994.


     AFC's Annual Report on Form 10-K for the year ended December 31, 1993, as amended, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 are attached hereto as Annexes C and D.

     All documents filed subsequent to the date hereof by American Premier pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering hereunder, shall be deemed to be incorporated in this Proxy Statement/Prospectus by reference and to be a part of this Proxy Statement/Prospectus from the date of filing of such documents. American Premier undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Proxy Statement/Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated by reference herein (not including exhibits to information incorporated by reference unless such exhibits are specifically incorporated by reference to information that this Proxy Statement/Prospectus incorporates).

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, UPON REQUEST, FROM PHILIP A. HAGEL, VICE PRESIDENT AND TREASURER, AMERICAN PREMIER UNDERWRITERS, INC., ONE EAST FOURTH STREET, CINCINNATI, OHIO 45202, TELEPHONE (513) 579-6600. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     New American Premier intends to furnish shareholders with annual reports containing audited financial statements and with quarterly unaudited reports for the first three quarters of each fiscal year.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/ Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Proxy Statement/Prospectus.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1

AVAILABLE INFORMATION.................................................................    2

DOCUMENTS INCORPORATED BY REFERENCE...................................................    2

SUMMARY...............................................................................    5
  The Acquisition.....................................................................    5
  The Companies.......................................................................    5
  Lindner Family Ownership............................................................    5
  The Mergers.........................................................................    6
  Recommendation of the Board of Directors of American Premier........................    6
  Conflicts of Interest...............................................................    6
  Opinion of Financial Advisor........................................................    6
  Reasons for the Acquisition.........................................................    6
  Utilization of American Premier Cash................................................    6
  Conditions to the Acquisition.......................................................    7
  Regulatory Matters..................................................................    7
  Termination.........................................................................    7
  Appraisal Rights....................................................................    7
  Tax Effect on Shareholders..........................................................    7
  Tax Ruling; Possible Effect on Lindner Family Ownership.............................    7
  The Special Meeting.................................................................    8
  Expected Voting.....................................................................    8
  Increased Dividends; Stock Repurchase Program.......................................    8
  Certain Litigation..................................................................    8
  American Premier Underwriters, Inc. Summary Historical Financial Information........    9
  American Financial Corporation Summary Historical Financial Information.............   11
  Summary Unaudited Pro Forma Financial Information...................................   12
  Comparative Per Share Data..........................................................   13
  Market and Dividend Information.....................................................   14

INTRODUCTION..........................................................................   15

THE SPECIAL MEETING...................................................................   15
  General.............................................................................   15
  Record Date; Shares Entitled to Vote; Vote Required; Conditions.....................   15

RISK FACTORS..........................................................................   16
  Certain Considerations Relating to AFC..............................................   16
  Certain Consequences of the Acquisition.............................................   20

NEW AMERICAN PREMIER..................................................................   22

SPECIAL FACTORS.......................................................................   23
  Background..........................................................................   23
  Recommendations of the Special Committee and the Board of Directors of American
     Premier; Reasons for Recommendations.............................................   29
  Reports of Milliman & Robertson.....................................................   31
  Opinion of Financial Advisor........................................................   33
  Accounting Treatment................................................................   42

TRANSACTIONS INVOLVING INTERESTED PERSONS.............................................   42

CERTAIN LITIGATION REGARDING THE ACQUISITION..........................................   43

                                                                                        PAGE
                                                                                        ----
THE ACQUISITION AGREEMENT.............................................................   44
  Voting on the Acquisition...........................................................   44
  Effective Time of the Acquisition...................................................   44
  Effect on Common Stock..............................................................   44
  Effect on Preferred Stock...........................................................   44
  Conditions..........................................................................   45
  Amendment and Termination...........................................................   45
  Regulatory Matters..................................................................   46
  Transferability of New American Premier Common Stock to be Received in the
     Acquisition......................................................................   46
  Tax Ruling; Possible Effect on Lindner Family Ownership.............................   46
  Absence of Appraisal Rights.........................................................   47
  Miscellaneous.......................................................................   47

TAX CONSEQUENCES......................................................................   47
  Tax Treatment of the Merger Transactions............................................   47
  Tax Basis of New American Premier Stock.............................................   48
  Holding Period of New American Premier Stock........................................   48
  Certain Tax Consequences to American Premier and AFC................................   48
  Extension of Voting Rights to AFC's Series F and Series G Preferred Stock...........   49
  Backup Withholding..................................................................   49

UNAUDITED PRO FORMA FINANCIAL INFORMATION.............................................   50

SUPPLEMENTAL INFORMATION..............................................................   58

DESCRIPTION OF CAPITAL STOCKS.........................................................   59
  New American Premier................................................................   59
  American Premier Underwriters, Inc..................................................   59
  American Financial Corporation......................................................   60

COMPARATIVE RIGHTS....................................................................   61
  Shareholders of New American Premier and American Premier...........................   61

LEGAL MATTERS.........................................................................   61

EXPERTS...............................................................................   61

PROXY SOLICITATION....................................................................   62

SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING.........................................   62

FINANCIAL STATEMENTS OF AMERICAN PREMIER GROUP, INC...................................   63


                                    ANNEXES


Annex A -- Agreement and Plan of Acquisition and Reorganization among American
           Premier Group, Inc., American Financial Corporation, American Premier Underwriters, Inc. and others dated December 9, 1994, as amended.


Annex B -- Opinion of Financial Advisor.

Annex C -- Form 10-K for the year ended December 31, 1993, as amended, of
           American Financial Corporation.

Annex D -- Form 10-Q for the quarter ended September 30, 1994 of American
           Financial Corporation.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and incorporated herein by reference.

THE ACQUISITION............  It is proposed that American Premier acquire all of the outstanding common stock of AFC pursuant to the Acquisition Agreement. Under the terms of the Acquisition Agreement, (a) American Premier would merge with a subsidiary of New American Premier and each share of American Premier Common Stock would be converted into one share of New American Premier Common Stock, and (b) AFC would merge with another subsidiary of New American Premier and each share of AFC Common Stock would be converted into 1.45 shares of New American Premier Common Stock. As a result of the Acquisition, American Premier and AFC would each become subsidiaries of New American Premier.

THE COMPANIES
  American Premier
    Group, Inc.............  New American Premier is a corporation newly formed under Ohio law to serve as the public holding company for American Premier and AFC.

  American Premier
    Underwriters, Inc. ....  American Premier's principal operations are conducted through specialty property and casualty insurance subsidiaries that underwrite and market non-standard automobile and workers' compensation insurance.


  American Financial
    Corporation............  AFC is principally engaged in multi-line property and casualty insurance businesses through its wholly-owned Great American Insurance Group. Approximately 55% of the Great American Insurance Group's net written premiums for the first nine months of 1994 came from specialty lines, with the balance being produced by commercial and personal lines. AFC also owns 80% of American Annuity Group, Inc., which through its Great American Life Insurance Company subsidiary sells tax-deferred annuities principally to employees of educational institutions. AFC's assets also include a 46% interest in Chiquita Brands International, Inc., a world-wide marketer and producer of bananas and other food products, and a 37.5% interest in Citicasters Inc., which owns a group of radio and television broadcast stations. AFC also beneficially owns 18.7 million shares (43.1%) of the outstanding shares of American Premier Common Stock, which, following the Acquisition, would be treated by New American Premier as repurchased treasury shares.



LINDNER FAMILY OWNERSHIP...  Carl H. Lindner and members of his family (the
                             "Lindner Family") beneficially own 100% of the outstanding AFC Common Stock. AFC, in turn, beneficially owns 43.1% of the outstanding American Premier Common Stock. The Lindner Family controls AFC and may be deemed to control American Premier. As a result of the Acquisition, the Lindner Family would own 53.7% of the outstanding New American Premier Common Stock and would effectively control New American Premier.

THE MERGERS................  If approved at the Special Meeting, (a) each outstanding share of American Premier Common Stock would be converted into one share of New American Premier Common Stock, and (b) each share of AFC Common Stock would be converted into 1.45 shares of New American Premier Common Stock.



                             AS A RESULT OF THE ACQUISITION, CERTIFICATES
                             REPRESENTING SHARES OF AMERICAN PREMIER COMMON STOCK WILL AUTOMATICALLY REPRESENT A LIKE NUMBER OF SHARES OF NEW AMERICAN PREMIER COMMON STOCK WITHOUT ANY FURTHER ACTION. SHAREHOLDERS WILL NOT BE REQUIRED TO EXCHANGE THEIR EXISTING CERTIFICATES.


RECOMMENDATION OF THE
  BOARD OF DIRECTORS
  OF AMERICAN PREMIER......  Based on the unanimous recommendation of a special committee of independent directors (the "Special Committee"), the Board of Directors has approved the Acquisition and recommended that American Premier's shareholders vote in favor of the Acquisition.

                             Messrs. Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and James E. Evans, directors of American Premier, abstained from voting in view of their affiliation with AFC.


CONFLICTS OF INTEREST......  Directors and executive officers of AFC and members of the Lindner Family hold four of the ten directorships of American Premier and five of the eleven directorships of New American Premier and the positions of Chairman of the Board and Chief Executive Officer and President and Chief Operating Officer of each company. Because of these factors and the matters discussed under "RISK
                             FACTORS -- Controlling Shareholders" and
                             "TRANSACTIONS INVOLVING INTERESTED PERSONS," such persons may be deemed to have had a conflict of interest with respect to the Acquisition.


OPINION OF FINANCIAL
ADVISOR....................  Furman Selz Incorporated ("Furman Selz"), financial advisor engaged by the Special Committee, has delivered its opinion that the ratio of the number of shares of New American Premier Common Stock to be issued in exchange for shares of AFC Common Stock and the ratio of the number of shares of New American Premier Common Stock to be issued in exchange for shares of American Premier Common Stock (such ratios, collectively, the "Exchange Ratios") are fair from a financial point of view to holders of American Premier Common Stock, other than AFC and its affiliates.

REASONS FOR THE
ACQUISITION................  For a description of the factors considered by the
                             Special Committee in determining that the Acquisition is fair to the holders of American Premier Common Stock other than AFC and its affiliates see "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Recommendations of the Special Committee and the Board of Directors of American Premier; Reasons for Recommendations."


UTILIZATION OF AMERICAN
  PREMIER CASH.............  At September 30, 1994, American Premier had $820
                             million of cash and temporary investments.
                             Following the Acquisition, an estimated $750 million of such assets is expected to be used to retire AFC and American Premier long-term debt. The amount used for such purpose could decrease depending on how much cash is used for American

                             Premier's recently announced stock repurchase program referred to below or for other corporate purposes. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."


CONDITIONS TO THE
ACQUISITION................  Closing of the Acquisition is conditioned upon receipt of all necessary governmental consents and approvals; approval by the shareholders of American Premier in conformity with Pennsylvania law and its Articles of Incorporation; listing of New American Premier Common Stock on the NYSE; receipt of a favorable tax opinion; no court order, litigation or statute prohibiting the Acquisition; and no injunction enjoining the Acquisition. The conditions also include, among other things, the receipt of an updated fairness opinion of Furman Selz as of the date of closing. See "THE ACQUISITION AGREEMENT -- Conditions."



REGULATORY MATTERS.........  Consummation of the Acquisition is subject to compliance with change-in-control regulations administered by the insurance departments of Ohio, California and certain other states; clearance under the Hart-Scott-Rodino Antitrust Improvements Act; and consents with respect to broadcast licenses held by AFC's 37.5% owned affiliate, Citicasters Inc. See "THE ACQUISITION
                             AGREEMENT -- Regulatory Matters."


TERMINATION................  The Acquisition Agreement may be terminated by mutual consent; by any party if the Acquisition has not been consummated by June 30, 1995, unless failure to consummate is due to the act or failure to act of the parties seeking to terminate; by any party if an injunction enjoining the Acquisition has been issued; by any party if there has occurred a material adverse change in the business of any of the parties; by any party if the opinion of Furman Selz as to fairness is withdrawn or modified in an adverse manner; and by American Premier if the Special Committee of its Board of Directors so determines in the exercise of its fiduciary duties. See "THE ACQUISITION AGREEMENT -- Amendment and Termination."

APPRAISAL RIGHTS...........  Holders of American Premier and AFC Common Stock
                             will have no appraisal rights under applicable state law.

TAX EFFECT ON
SHAREHOLDERS...............  American Premier believes that the Acquisition will constitute tax-free transactions to all
                             shareholders of each of American Premier and AFC and that the basis and holding period for New American Premier Common Stock received will be those attributed to shares converted in the Acquisition. See "TAX CONSEQUENCES."


TAX RULING; POSSIBLE EFFECT
ON LINDNER FAMILY
  OWNERSHIP................  A private letter ruling has been requested from the
                             Internal Revenue Service regarding the continuation of the American Premier consolidated federal income tax group. If a favorable ruling is not received prior to June 30, 1995, a portion of the AFC Common Stock owned by the Lindner Family would be exchanged in the Acquisition for a new issue of AFC non-voting preferred stock, in which case the Lindner Family would receive a correspondingly lower number of shares of New American Premier Common Stock. See "THE ACQUISITION AGREEMENT -- Tax Ruling; Possible Effect on Lindner Family Ownership."

THE SPECIAL MEETING
  Time, Date and Place.....  The Special Meeting will be held on
                                         , 1995, at The Cincinnatian Hotel, 601
                             Vine Street, Cincinnati, Ohio at 10:30 a.m. Eastern Time.

  Record Date; Shares
Entitled
    to Vote................  Record Date --             , 1995.           shares
                             of American Premier Common Stock.


  Affirmative Vote
Required...................  A majority of the votes of American Premier Common
                             Stock cast at the Special Meeting.



EXPECTED VOTING............  AFC and its subsidiaries will vote the approximately 43.1% of the outstanding shares of American Premier Common Stock owned by them in favor of the Acquisition. Directors, officers and affiliates of American Premier other than AFC and its subsidiaries own less than 1% of the outstanding shares of American Premier Common Stock and intend to vote in favor of the Acquisition. Therefore, it is believed that approval of the Acquisition is very likely.


                             All of the common shareholders of AFC, which is a private corporation, have agreed to vote in favor of AFC's entering into the Acquisition Agreement.


INCREASED DIVIDENDS;
  STOCK REPURCHASE
  PROGRAM..................  On December 12, 1994, American Premier announced an increase in the quarterly cash dividend on American Premier Common Stock from $0.22 per share to $0.25 per share. American Premier also announced its intent to reactivate its stock repurchase program, under which American Premier's management is authorized to repurchase up to 5 million shares of American Premier Common Stock, at market prices, from time to time in open market or privately negotiated transactions. Through January 18, 1995, American Premier had purchased 2,921,600 shares of American Premier Common Stock pursuant to such authorization for $71.6 million.



CERTAIN LITIGATION.........  Following announcement of the signing of the
                             Acquisition Agreement, litigation was instituted by several American Premier shareholders challenging the Acquisition. See "CERTAIN LITIGATION REGARDING THE ACQUISITION." American Premier and AFC believe that this litigation is without merit.

                      AMERICAN PREMIER UNDERWRITERS, INC.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary financial information of American Premier set forth below is derived from, and should be read in conjunction with, the financial statements and other financial information which are incorporated into this Proxy Statement/Prospectus by reference. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                       NINE MONTHS
                                   ENDED SEPTEMBER 30,
                                                                           YEARS ENDED DECEMBER 31,
                                   --------------------    --------------------------------------------------------
                                     1994        1993        1993        1992        1991        1990        1989
                                   --------    --------    --------    --------    --------    --------    --------
                                                  (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
INCOME STATEMENT DATA:(1)
Net Written Premiums.............  $1,234.5    $1,013.4    $1,378.9    $1,067.3    $  864.6    $  345.1    $  220.9
                                   ========    ========    ========    ========    ========    ========    ========
Insurance Revenues:
  Premiums Earned................  $1,160.9    $  921.2    $1,273.6    $  998.7    $  845.6    $  342.0    $  231.1
  Net Investment Income..........      94.6        84.1       114.7       105.0        97.9        51.6        36.8
  Net Realized Gains (Losses)....        .8        14.0        17.5        23.6        26.5        (9.0)        3.1
Other Revenues...................      48.0       221.2       357.5       297.6       305.4       395.3       400.0
                                   --------    --------    --------    --------    --------    --------    --------
         Total Revenues..........  $1,304.3    $1,240.5    $1,763.3    $1,424.9    $1,275.4    $  779.9    $  671.0
                                   ========    ========    ========    ========    ========    ========    ========
Income (Loss) from Continuing
  Operations before Income Taxes:
  Insurance Operations...........  $  128.8    $  122.2    $  167.4    $  143.5    $  144.5    $   36.8    $   37.4
  Other Operations...............    (112.4)      (14.7)       22.7       (59.4)      (65.1)       58.8       103.6
                                   --------    --------    --------    --------    --------    --------    --------
                                   $   16.4    $  107.5    $  190.1    $   84.1    $   79.4    $   95.6    $  141.0
                                   ========    ========    ========    ========    ========    ========    ========
Income (Loss) from Continuing
  Operations(2)..................  $  (14.1)   $  192.3    $  242.7    $   50.9    $   50.2    $   62.9    $   92.6
Income (Loss) from Continuing
  Operations Per Share(2)........  $   (.29)   $   4.00    $   5.03    $   1.08    $   1.03    $   1.03    $   1.32
Ratio of Earnings to Fixed
  Charges........................       1.4         3.0         3.8         2.1         2.2         2.8         5.7

BALANCE SHEET DATA
  (AT PERIOD-END):(1)
Investments Held by Insurance
  Operations.....................  $1,773.3    $1,583.1    $1,602.7    $1,304.2    $1,121.9    $  997.2    $  488.3
Cash, Temporary Investments and
  Marketable Securities Other
  Than Those of Insurance
  Operations.....................     820.0       473.1       611.2       395.1       537.3       458.6     1,146.7
Total Assets.....................   4,167.6     3,901.8     4,049.6     3,486.2     3,330.0     3,280.1     2,962.9
Unpaid Losses and Loss Adjustment
  Expenses, Policyholder
  Dividends and Unearned
  Premiums.......................   1,639.9     1,393.5     1,425.5     1,069.0       889.5       823.4       457.5
Debt.............................     503.6       523.1       523.2       656.1       665.9       516.2       374.0
Common Shareholders' Equity......   1,625.3     1,708.1     1,722.3     1,502.8     1,479.0     1,634.2     1,826.8
Book Value Per Share of Common
  Stock..........................     34.14       36.11       36.30       32.40       31.23       31.00       27.84
Total Debt to Total
  Capitalization.................        24%         23%         23%         30%         31%         24%         17%

                                       NINE MONTHS
                                   ENDED SEPTEMBER 30,
                                                                           YEARS ENDED DECEMBER 31,
                                   --------------------    --------------------------------------------------------
                                     1994        1993        1993        1992        1991        1990        1989
                                   --------    --------    --------    --------    --------    --------    --------
                                                  (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
CERTAIN FINANCIAL RATIOS AND
  OTHER DATA:
Cash Dividends Declared Per Share
  of Common Stock................  $    .66    $    .63    $    .85    $    .81    $    .71    $    .53    $    .42
Statutory Surplus of Insurance
  Operations.....................  $  621.5    $  563.7    $  567.3    $  453.6    $  392.9    $  345.0    $  157.7
Statutory Net Written Premiums to
  Statutory Surplus(3)...........       2.6x        2.3x        2.4x        2.3x        2.3x        2.2x        2.0x
GAAP Combined Ratio..............      96.4%       96.4%       96.2%       97.5%       97.0%       99.9%      101.6%
Statutory Combined Ratio.........      96.9%       94.0%       94.0%       96.5%       98.5%      100.1%       98.1%
Industry Statutory Combined Ratio
  for Property and Casualty
  Insurers(4)....................     109.8%      107.4%      106.9%      115.7%      108.8%      109.5%      109.2%

- ---------------
(1) American Premier's principal insurance operations were acquired on March 31, 1989 and December 31, 1990 in business acquisitions accounted for as purchases. Results of operations of the acquired businesses are included from the effective dates of the acquisitions and the net assets of the acquired companies are included as of the effective dates. Year-to-year comparisons are also affected by business dispositions and by restructuring provisions and certain unusual charges. Reference is made to American Premier's Annual Report on Form 10-K for the year ended December 31, 1993,
    Note 2 of the Notes to Financial Statements and "Management's Discussion and Analysis -- Results of Operations" incorporated herein by reference.

(2) The 1993 results include a $132 million, or $2.74 per share, tax benefit attributable to an increase in the Company's net deferred tax asset. Reference is made to American Premier's Annual Report on Form 10-K for the year ended December 31, 1993, Note 7 of Notes to Financial Statements and "Management's Discussion and Analysis -- Results of Operations" incorporated herein by reference.

(3) Data for the nine months ended September 30, 1994 and 1993 are based on prior twelve months written premiums. For 1989 and 1990, the writings to surplus ratio is based on statutory surplus of Republic Indemnity Company of America only, excluding the statutory surplus of American Premier's non-standard automobile insurance group of companies, which was acquired on December 31, 1990 and a reinsurance subsidiary which had insignificant written premiums in both years.


(4) Ratios for the years 1989 to 1993 are derived from A.M. Best Company's BestWeek Property/Casualty Supplement (March 29, 1994 edition). The ratios for the nine months ended September 30, 1994 and September 30, 1993 are derived from BestWeek Property/Casualty Supplement (December 12, 1994 edition).


                         AMERICAN FINANCIAL CORPORATION

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary financial information of AFC set forth below is derived from, and should be read in conjunction with, the financial statements and other financial information which are attached hereto. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                               NINE MONTHS
                                             ENDED SEPTEMBER
                                                   30,                     YEARS ENDED DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                             1994      1993      1993      1992      1991      1990      1989
                                            -------   -------   -------   -------   -------   -------   -------
                                            (IN MILLIONS, EXCEPT RATIO AMOUNTS)
OPERATIONS STATEMENT DATA:
Total Revenues(1).........................  $ 1,569   $ 2,137   $ 2,721   $ 3,929   $ 5,219   $ 7,761   $ 7,038
Earnings (Loss) From Continuing Operations
  Before Income Taxes.....................       82       211       262      (145)      119        49        39
Earnings (Loss) From:
  Continuing Operations...................       57       182       225      (162)       56        (9)       (5)
  Discontinued Operations.................       --        --        --        --        16         3         8
  Extraordinary Items.....................      (17)       (5)       (5)       --        --        28        --
  Cumulative Effect of Accounting
    Change................................       --        --        --        85        --        --        --
Net Earnings (Loss).......................       40       177       220       (77)       72        22         3
Ratio of Earnings to Fixed Charges(2).....     2.16      2.53      2.62      2.15      1.54      1.12       .96
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends(2)............................     1.79      2.20      2.26      1.94      1.42      1.06       .90

BALANCE SHEET DATA:
Total Assets(1)...........................  $10,469   $10,092   $10,077   $12,389   $12,057   $11,500   $10,770
Long-term Debt:
  Parent Company..........................      493       554       572       557       559       558       555
  Subsidiaries............................      588       579       482     1,452     1,549     2,432     2,249
Capital Subject to Mandatory Redemption...       43        39        49        28        82        77        88
Other Capital.............................      434       526       537       280       262       256       333

- ---------------

(1) Due to decreases in ownership percentages in 1993, 1992 and 1991, AFC ceased accounting for certain companies as subsidiaries and began accounting for them as investees. AFC had accounted for American Premier as a subsidiary from 1992 through the first quarter of 1993 due to AFC's ownership exceeding 50%. As a result of these changes, income statement and balance sheet components are not comparable. See Note A of Notes to Financial Statements and "Management's Discussion and Analysis -- Results of Operations" in AFC's 1993 Form 10-K included herein.


(2) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings (excluding discontinued operations) the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of investees. Fixed charges include interest (excluding interest on annuity policyholders' funds), amortization of debt discount and expense, preferred stock dividend requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor.

    Earnings exceeded fixed charges by $106 million and $202 million in the first nine months of 1994 and 1993, respectively, $267 million in 1993, $269 million in 1992, $163 million in 1991 and $54 million in 1990. Earnings exceeded combined fixed charges and preferred stock dividends by $87 million, $182 million, $241 million, $243 million, $138 million and $29 million in the same periods. Fixed charges exceeded earnings by $16 million in 1989; combined fixed charges plus preferred stock dividends exceeded earnings by $46 million in 1989.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)


     The summary unaudited pro forma financial information set forth below gives effect to the proposed Acquisition, without giving effect to certain one-time charges related to the Acquisition, on the assumption that the Acquisition was consummated as of January 1, 1993 for purposes of the pro forma consolidated statements of income and as of September 30, 1994 for purposes of the pro forma consolidated balance sheet. For financial reporting, the Acquisition will be accounted for as a purchase type business combination with American Premier being treated as the acquired company. This pro forma information is not necessarily indicative of actual operating results or financial position that would have occurred if the Acquisition had been consummated as of the assumed dates stated above, nor is it necessarily indicative of future operating results or financial position. This information should be read in conjunction with the pro forma financial information appearing herein under " UNAUDITED PRO FORMA FINANCIAL INFORMATION" and the separate historical consolidated financial statements of American Premier and AFC which are incorporated herein by reference.


                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,           YEAR ENDED
                     INCOME STATEMENT                              1994            DECEMBER 31, 1993
- -----------------------------------------------------------  -----------------     ------------------
  Property and Casualty Premiums...........................       $2,174.5              $ 2,514.4
          Total Revenue....................................       $2,847.6              $ 3,796.0
                                                                  ========              =========
  Property and Casualty Loss, Loss Adjustment and
     Underwriting Expense and Policyholder Dividends.......       $2,149.2              $ 2,508.3
  Interest on Borrowed Money...............................           65.8                  121.4
  Earnings from Continuing Operations Before Income
     Taxes.................................................          128.3                  319.2
  Earnings from Continuing Operations......................       $   59.1              $   368.6
                                                                  ========              =========
  Earnings Per Share from Continuing Operations(a).........          $1.02                  $6.68
                                                                  ========              =========
  Ratio of Earnings to Fixed Charges(b)....................            2.6                    3.5
                                                                  ========              =========


                       BALANCE SHEET                                               SEPTEMBER 30, 1994
- -----------------------------------------------------------                        ------------------
  Invested Assets..........................................                             $ 9,504.1
          Total Assets.....................................                             $13,042.4
                                                                                        =========
  Loss and Loss Adjustment Expense Reserves................                             $ 4,001.9
  Policyholders' Funds Accumulated.........................                               4,489.7
  Debt.....................................................                                 883.5
  Common Shareholders' Equity..............................                               1,045.3
          Total Liabilities and Common Shareholders'
            Equity.........................................                              13,042.4
                                                                                        =========
  Book Value Per Share.....................................                             $   18.18
  Shares Outstanding.......................................                                  57.5

- ---------------

(a) Earnings per share, excluding gains and losses, are $1.93 and $1.03 for the periods ended September 30, 1994 and December 31, 1993, respectively.



(b) The ratio of earnings to fixed charges, excluding gains and losses, are 3.2 and 2.1 for the periods ended September 30, 1994 and December 31, 1993, respectively.


                           COMPARATIVE PER SHARE DATA

     The following table presents certain unaudited per share data derived from historical financial statements of American Premier and AFC and pro forma per share data, adjusted to reflect consummation of the Acquisition. This pro forma information is not necessarily indicative of actual or future operating results or financial position that would occur upon consummation of the Acquisition. This information should be read in conjunction with the pro forma financial information appearing herein under "UNAUDITED PRO FORMA FINANCIAL INFORMATION" and the separate historical consolidated financial statements of American Premier and AFC which are included or incorporated herein by reference.


                                                     NINE MONTHS ENDED SEPTEMBER 30, 1994
                                              ---------------------------------------------------
                                                  HISTORICAL           PRO FORMA
                                              -------------------     ------------        AFC
                                              AMERICAN                NEW AMERICAN     EQUIVALENT
                                              PREMIER       AFC         PREMIER         SHARE(A)
                                              --------     ------     ------------     ----------
Per Common Share:
  Earnings (Loss) from Continuing
     Operations(b)..........................   $ (.29)     $ 1.92        $ 1.02          $ 1.48
  Book Value................................   $34.14      $15.99        $18.18          $26.36
  Cash Dividends Declared...................   $ 0.66      $ 0.20        $ 0.66          $ 0.96



                                                         YEAR ENDED DECEMBER 31, 1993
                                              ---------------------------------------------------
                                                  HISTORICAL           PRO FORMA
                                              -------------------     ------------        AFC
                                              AMERICAN                NEW AMERICAN     EQUIVALENT
                                              PREMIER       AFC         PREMIER         SHARE(A)
                                              --------     ------     ------------     ----------
Per Common Share:
  Earnings from Continuing Operations(b)....   $ 5.03      $10.06        $ 6.68          $ 9.69
  Book Value................................   $36.30      $21.52           (c)             (c)
  Cash Dividends Declared...................   $ 0.85      $ 0.10        $ 0.85          $ 1.25

- ---------------


(a) Calculated by multiplying pro forma amounts by the rate at which AFC Common Stock will be converted into New American Premier Common Stock in the Acquisition.



(b) Earnings (loss) from continuing operations, excluding gains and losses, are shown below:



                                              NINE MONTHS ENDED          YEAR ENDED
                                              SEPTEMBER 30, 1994     DECEMBER 31, 1993
                                              ------------------     ------------------
      Historical American Premier...........         $1.17                  $1.39
      Historical AFC........................         $1.03                  $0.56
      Pro Forma New American Premier........         $1.93                  $1.03
      AFC Equivalent Share..................         $2.80                  $1.49


(c) Not required.


                        MARKET AND DIVIDEND INFORMATION



     AFC Common Stock is not publicly traded. American Premier Common Stock is traded on the New York Stock Exchange under the trading symbol "APZ."



     The following table sets forth the high and low sales prices per share of American Premier Common Stock reported on the NYSE Composite Tape for the periods indicated and dividends declared per share of American Premier Common Stock during such periods.



                                                             SALES PRICES
                                                           ----------------    DIVIDENDS
                                                            HIGH      LOW      DECLARED
                                                           ------    ------    ---------
        CALENDAR YEAR
        1992
        First Quarter.................................... $27 1/8   $22 5/8       $.20
        Second Quarter...................................  23 7/8    19 5/8        .20
        Third Quarter....................................  20 3/8    18 1/4        .20
        Fourth Quarter...................................  24 7/8        18        .21

        1993
        First Quarter.................................... $28 5/8   $23 1/2       $.21
        Second Quarter...................................  33 7/8    25 1/2        .21
        Third Quarter....................................  39 3/4    30 3/8        .21
        Fourth Quarter...................................  34 1/8        29        .22

        1994
        First Quarter.................................... $33 1/4   $23 3/8       $.22
        Second Quarter...................................      30    23 3/4        .22
        Third Quarter....................................  27 5/8    23 3/4        .22
        Fourth Quarter...................................      27    21 5/8        .25

        1995
        First Quarter (through January 18)............... $25 7/8   $24 3/8         --



     On December 9, 1994, the last full day of trading immediately preceding the public announcement of the signing of the Acquisition Agreement, the reported closing price per share of American Premier Common Stock was $24 1/4. On January
  , 1995, the closing price per share of American Premier Common Stock was
          .



     There were    shareholders of record of American Premier Common Stock as of
January   , 1995. There were 31 shareholders of record of AFC Common Stock as of
January   , 1995.



     The dividend declared in the fourth quarter of 1994 was paid on January 13, 1995 to holders of record of American Premier Common Stock at the close of business on December 30, 1994.



     American Premier's policy is to pay quarterly dividends on its common stock, in amounts determined by American Premier's Board of Directors. It is expected that New American Premier will adopt this policy. The ability of New American Premier to pay dividends after the Acquisition will be dependent upon, among other things, the availability of dividends and payments under intercompany tax allocation agreements from its insurance company subsidiaries. See "RISK FACTORS--Certain Consequences of the Acquisition-- Holding Company Structure of New American Premier."

                                  INTRODUCTION


     This Proxy Statement/Prospectus is being furnished to holders of American Premier Common Stock in connection with the solicitation of proxies by the Board of Directors of American Premier for use at the Special Meeting of Shareholders to be held at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio, at
10:30 a.m. Eastern Time on             , 1995.


     The principal executive offices of American Premier Group, Inc., an Ohio corporation ("New American Premier"), are located at One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-6600. The principal executive offices of American Premier Underwriters, Inc., a Pennsylvania corporation ("American Premier"), are located at One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-6600. The principal executive offices of American Financial Corporation, an Ohio corporation ("AFC"), are located at One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-2121.

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus and the accompanying Proxy are first being
mailed to the shareholders of American Premier on or about             , 1995.

     At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to acquire American Financial Corporation (the "Acquisition"). The Acquisition would include mergers which will result in American Premier and AFC each becoming a subsidiary of New American Premier. In the mergers (the "Mergers"), (a) American Premier would merge with a subsidiary of New American Premier and each share of American Premier Common Stock would be converted into one share of New American Premier Common Stock, and (b) AFC would merge with another subsidiary of New American Premier and each share of AFC Common Stock would be converted into 1.45 shares of New American Premier Common Stock.


RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED; CONDITIONS


  American Premier Underwriters, Inc.


     American Premier's Board of Directors has fixed the close of business on
            , 1995 as the record date (the "Record Date") for determination of the holders of American Premier Common Stock who are entitled to notice of and to vote at the American Premier Special Meeting. As of the Record Date, there
were           shares of American Premier Common Stock outstanding. The presence at the Special Meeting, in person or by proxy, of the holders of at least a majority of the shares of American Premier Common Stock outstanding at the Record Date will constitute a quorum to consider approval of the Acquisition.



     Under Pennsylvania law, the affirmative vote of a majority of the votes cast by the holders of American Premier Common Stock at the Special Meeting is required to approve the Acquisition. For these purposes, a failure to vote (including a broker non-vote) or an abstention has no effect. Approximately 43.1% of the outstanding American Premier Common Stock may be deemed to be owned or controlled by Carl H. Lindner and members of his family and corporations controlled by them; such shares will be voted in favor of the Acquisition. Therefore, it is believed that approval of the Acquisition is very likely.


     American Premier Common Stock represented by properly executed proxies received at or prior to the Special Meeting and which have not been revoked will be voted in accordance with the instructions contained therein. Shares represented by properly executed proxies for which no instruction are given will be voted FOR approval of the Acquisition.

     The execution of a proxy does not affect the right to vote in person at the Special Meeting, and a proxy may be revoked by the person giving it prior to the exercise of the powers conferred by it. A shareholder of American Premier may revoke a proxy by communicating in writing to the Secretary of American Premier at the address indicated above or by duly executing and delivering a proxy bearing a later date. In addition, persons attending the Special Meeting in person may withdraw their proxies. Unless a proxy is revoked or withdrawn, the shares represented thereby will be voted or the votes withheld at the Special Meeting or at any adjournments thereof in the manner described in this Proxy Statement/Prospectus.

  American Financial Corporation

     Under Ohio law, approval by the holders of a majority of the outstanding shares of AFC Common Stock is required to approve the Acquisition. All of the outstanding AFC Common Stock is owned by Carl H. Lindner, members of his family and trusts for their benefit. All of the holders of AFC Common Stock have agreed to vote in favor of the Acquisition.


  Conditions and Termination



     Consummation of the Acquisition is subject to a number of conditions in addition to that of shareholder approval, including the condition that the Special Committee of the Board of Directors of American Premier shall have received at the closing an updated fairness opinion of Furman Selz. Moreover, the Acquisition Agreement may be terminated by American Premier if the Special Committee determines, pursuant to the exercise of its fiduciary duties, that, as a result of an event or condition not directly caused by American Premier, the Acquisition Agreement should be terminated. Other conditions include receipt of all necessary governmental consents and approvals; listing of the New American Premier Common Stock on the New York Stock Exchange; receipt of a favorable tax opinion of counsel; no court order, litigation or statute prohibiting the Acquisition; and no injunction enjoining the Acquisition. The Acquisition Agreement also may be terminated, inter alia, by mutual consent; by any party if the Acquisition has not been consummated by June 30, 1995, unless failure to consummate is due to the act or failure to act of the party seeking to terminate; and by either American Premier or AFC if any event occurs which has affected or may affect materially and adversely the condition of the other and its subsidiaries taken as a whole. See "THE ACQUISITION
AGREEMENT -- Conditions" and "THE ACQUISITION AGREEMENT -- Amendment and Termination."



                                  RISK FACTORS


     In deciding whether to vote for the Acquisition proposal, shareholders of American Premier should consider the following factors, in addition to the other information contained in this Proxy Statement/Prospectus or incorporated herein by reference.

CERTAIN CONSIDERATIONS RELATING TO AFC

  Adequacy of Loss Reserves

     The insurance subsidiaries of AFC establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to environmental and asbestos type claims, such reserves are estimates involving projections at a given time of management's expectations as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability, as well as inflation.

     In recent years, AFC's insurance subsidiaries have increased their premium writings in specialty commercial lines of business. Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

     AFC regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss developments require increases in reserves previously established for prior periods.

     AFC's insurance subsidiaries face liabilities for asbestos and environmental ("A&E") claims. A&E claims arise out of general liability and commercial multi-peril policies issued by Great American Insurance Company ("GAI"), AFC's principal insurance company, prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by GAI's policies. Establishing reserves for these types of claims is subject to uncertainties that are greater than those represented by many other types of claims. These uncertainties include a lack of historical data, inapplicability of standard actuarial projection techniques and uncertainty with regard to claim costs, coverage interpretation and the judicial, statutory and regulatory provisions under which the claims may be ultimately resolved. GAI establishes reserves for reported A&E claims, but like many similar insurers has generally not established reserves for unreported claims and related litigation expenses because such amounts cannot be reasonably estimated. The potential extent of GAI's A&E claims and its A&E related reserves were considered specifically by the Special Committee. See "SPECIAL FACTORS -- Background," "SPECIAL
FACTORS -- Recommendations of the Special Committee and the Board of Directors of American Premier; Reasons for Recommendations," and "SPECIAL
FACTORS -- Reports of Milliman & Robertson."

  Holding Company Structure; Dividend Restrictions

     AFC is organized as a holding company with almost all of its operations being conducted by subsidiaries. The parent corporation, however, has continuing expenditures for administrative expenses and corporate services and, most importantly, for the payment of principal and interest on borrowings and for redemptions of and dividends on AFC preferred stock. AFC relies on dividends and tax payments from its subsidiaries as well as dividends from companies in which it has a significant investment, including American Premier, for funds to meet its obligations.

     As of September 30, 1994, AFC had approximately $493 million of indebtedness outstanding at the parent company level. It had preferred stock outstanding at the same date which required annual dividend payments of approximately $26 million. AFC subsidiaries had additional indebtedness of approximately $588 million outstanding at September 30, 1994. AFC has significant assets at the parent company level but they are not sufficient to enable it to meet its on-going needs for cash from sources other than dividends and tax payments from its subsidiaries. American Premier has substantial cash assets at the parent company level, a significant portion of which may be loaned to AFC to redeem certain of its outstanding long-term debt if the Acquisition is completed.


     Generally over 90% of the dividends AFC has received from subsidiaries have come from GAI, which is domiciled in Ohio. Payments of dividends by GAI and AFC's other insurance subsidiaries are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval. During 1993, the State of Ohio revised its dividend law for Ohio-domiciled insurers. Under the new law, the maximum amount of dividends which may be paid without either prior approval or expiration of a 30-day waiting period without disapproval is the greater of statutory net income or 10% of policyholders' surplus as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. Without such approval, the maximum amount of dividends payable in 1994 from GAI based on its 1993 earned surplus was approximately $108 million. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written, and the ability to pay future dividends. Furthermore, the Ohio Insurance Department has broad discretion to limit the payment of dividends by insurance companies domiciled in Ohio.


  Regulation

     AFC's insurance subsidiaries are regulated under the insurance and insurance holding company laws of their states of domicile and other states in which they operate. These laws, in general, require approval of the particular insurance regulators prior to certain actions by the insurance companies, such as the payment of dividends in excess of statutory limitations (as discussed above) and certain transactions and continuing service arrangements with affiliates. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner who has broad statutory powers with respect to the granting and revoking of licenses, approvals of premium rates, forms of insurance contracts and types and amounts of business which may be conducted in light of the policyholders' surplus of the particular company. The statutes of most states provide for the filing of premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations, and the commissioner generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience.

     The National Association of Insurance Commissioners has adopted the Risk Based Capital For Insurers Model Act which applies to both life and property and casualty companies. The risk-based capital formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptably low expectation of becoming financially impaired. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level". The risk-based capital formulas became effective in 1993 for life companies and will become effective with the filing of the 1994 Annual Statement for property and casualty companies. Based on the 1993 results and results for the first nine months of 1994 of AFC's insurance companies, all such companies meet or exceed all minimum applicable risk-based capital calculations developed by the National Association of Insurance Commissioners.

  Cyclicality of the Insurance Industry; Impact of Catastrophes

     AFC's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in the results of operations. AFC's insurance operations have been subject to operating cycles and losses from catastrophes. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately seven years. The underwriting results for AFC's property and casualty operations have been adversely affected by this downcycle, particularly reflected in soft pricing in certain standard commercial lines of business. AFC believes that specialty lines of business will be less affected by supply/pricing pressures during downcycles than other lines of property and casualty insurance. Consequently, AFC believes that its emphasis towards specialty lines programs, larger accounts and loss sensitive and retrospectively rated policies will enhance its ability to achieve improved operating results during both upcycles and downcycles.

     As with other property and casualty insurers, AFC's operating results can be adversely affected by unpredictable catastrophe losses. AFC's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Major catastrophes in recent years included the Northridge earthquake in Southern California and the winter freeze losses in the South and Northeast in 1994; winter freeze losses and flooding in the Midwest in 1993; Hurricanes Andrew and Iniki, Chicago flooding and Los Angeles civil disorder in 1992; Oakland fires in 1991; and Hurricane Hugo and the San Francisco earthquake in 1989. Total net losses to AFC's insurance operations from catastrophes were $44 million in the first nine months of 1994; $26 million in 1993; $42 million in 1992; $22 million in 1991; $13 million in 1990; and $32 million in 1989.

  Ratings

     A.M. Best Company, Inc. ("Best"), publisher of Best's Insurance Reports, Property-Casualty, has given GAI its rating of "A" (Excellent). Although some of the large insurance companies against whom GAI competes have a higher rating, AFC believes that the current rating is adequate to enable GAI to compete successfully. Best's ratings are not designed for the protection of investors and do not constitute recommendations to buy, sell or hold any security. A downgrade in the Best rating below A (Excellent) could adversely affect the competitive position of GAI. As a result of the Acquisition, GAI's investment portfolio may be modified in order to maintain its rating due to GAI's sizeable investment in American Premier.

  AFC's Investment Portfolio

     Approximately 95% of the bonds and redeemable preferred stocks held by AFC were rated "investment grade" (credit rating of AAA to BBB-) at September 30, 1994 and December 31, 1993, compared to less than 60% at the end of 1988. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade.

     At September 30, 1994, AFC held collateralized mortgage obligations ("CMOs") with a market value of $1.6 billion. At that date, interest only (I/Os), principal only (P/Os) and other "high risk" CMOs represented approximately one and one-half percent of AFC's total CMO portfolio. AFC invests primarily in CMOs which are structured to minimize prepayment risk. In addition, the majority of CMOs held by AFC were purchased at a discount to par value. AFC believes that the structure and discounted nature of the CMOs will minimize the effect of prepayments on earnings over the anticipated life of the CMO portfolio. Substantially all of AFC's CMOs are rated "AAA" by Standard & Poor's Corporation and are collateralized by GNMA, FNMA or FHLMC single-family residential pass-through certificates. The market in which these securities trade is highly liquid. Aside from interest rate risk, AFC does not believe a material risk (relative to earnings and liquidity) is inherent in holding such investments. Like other interest rate sensitive instruments, the value of CMOs in the portfolio generally has declined since December 31, 1993.

     AFC has generally followed a practice of concentrating its equity investments in a relatively limited number of issues rather than maintaining relatively limited positions in a larger number of issues. This practice permits concentration of attention on a limited number of companies in relatively few industries, principally insurance, utilities, financial services, food products, energy and communications. Some of the investments, because of their size, may not be as readily marketable as the typical small investment position. Alternatively, a large equity position may be attractive to persons seeking to control or influence the policies of a company and AFC's concentration in a relatively small number of companies and industries may permit it to identify investments with above average potential to increase in value. Because of its significant ownership percentage of the voting stock of several companies, AFC utilizes the equity method of accounting in certain companies. This method results in AFC reporting its proportionate share of the investees' earnings and losses. At September 30, 1994, AFC utilized the equity method of accounting with respect to its investments of: $529 million in American Premier; $255 million in Chiquita Brands International, Inc. ("Chiquita"); and $67 million in Citicasters Inc. ("Citicasters"). Upon completion of the Acquisition, New American Premier would utilize the equity method of accounting with respect to Chiquita and Citicasters.

  Chiquita

     From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. In 1992, 1993 and the first nine months of 1994, however, Chiquita has reported losses from continuing operations. The following factors relate to Chiquita's businesses.

     Approximately 60% of Chiquita's consolidated net sales comes from the sale of bananas. Banana marketing is highly competitive. Selling prices which importers receive for bananas are significantly affected by fluctuations in the available supplies of bananas and other fresh fruit in each market and by the relative quality and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition.

     On July 1, 1993, the European Union ("EU") implemented a new quota restricting the volume of Latin American bananas imported into the EU. Most of Chiquita's bananas are produced in Latin America and subject to the quota. Since imposition of the new EU quota regime on July 1, 1993, prices within the EU have increased to a higher level than for prior years. Banana prices in other worldwide markets, however, have been lower than in previous years, as the displaced EU volume has entered those markets. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. Therefore, there can be no assurance that EU banana regulation will not change further. As a result of implementation of the EU quota, certain Latin American countries from which Chiquita exports bananas have agreed to impose additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms while leaving EU firms exempt. The imposition of such additional quotas and export licenses could significantly increase Chiquita's cost of exporting Latin American bananas to the EU.

     A significant portion of Chiquita's operations are conducted in foreign countries and are subject to risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes.

     Chiquita's operations involve transactions in a variety of currencies. Results of its operations may be significantly affected by fluctuations in currency exchange rates. Such fluctuations are significant to Chiquita's banana operations because many of its costs are incurred in currencies different from those that are received from the sale of bananas in foreign markets, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Chiquita's policy is to exchange local currencies for dollars immediately upon receipt, thus reducing exchange risk. Chiquita also engages from time to time in various hedging activities to minimize potential losses on cash flows originating in foreign currencies.

  Controlling Shareholders


     After the Acquisition, 53.7% of the outstanding New American Premier Common Stock will be owned by Carl H. Lindner and members of his family. As a result of the ownership position of the Lindner Family, the position of Carl H. Lindner as Chairman of the Board and Chief Executive Officer of New American Premier, the position of Carl H. Lindner III as a director, President and Chief Operating Officer of New American Premier, and the positions of S. Craig Lindner and Keith
E. Lindner as Vice Chairmen of the Board of New American Premier, the Lindner Family will effectively control New American Premier after the Acquisition. These persons will have the ability to elect a majority of directors, approve or disapprove mergers or similar transactions and amend the articles of incorporation without the necessity of securing votes of other shareholders. In addition, it would not be possible for a third party to gain control of New American Premier without the approval of the Lindner Family. See the reports which are incorporated herein by reference for a description of certain transactions involving these companies and their controlling shareholders, directors and executive officers.


CERTAIN CONSEQUENCES OF THE ACQUISITION

  Balance Sheet Effects


     At September 30, 1994, American Premier had consolidated common shareholders' equity of $1,625.3 million, book value per common share of $34.14 and tangible book value per common share of $25.80. After the Acquisition, New American Premier would have, on a pro forma basis at such date, consolidated common shareholders' equity of $1,045.3 million, book value per common share of $18.18 and tangible book value per common share of $11.72. As a result of the Acquisition and the assumed retirement of debt, New American Premier would have, on a pro forma basis at September 30, 1994, a consolidated debt-to-total capitalization ratio of 39.9%, as compared to American Premier's comparable ratio of 23.7% at that date. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION." For a discussion of the potential impact of these matters on American Premier's outstanding debt, see "RISK FACTORS -- Certain Consequences of the Acquisition -- Effect on Outstanding American Premier Debt."



     The Special Committee, in its consideration of the proposed Acquisition, determined that the foregoing pro forma balance sheet effects were outweighed by the positive impact it expects the Acquisition to have on New American Premier's earnings per share and its return on equity. See "SPECIAL FACTORS -- Recommendations of the Special Committee and the Board of Directors of American Premier; Reasons for Recommendations". Moreover, the Special Committee noted that, notwithstanding the pro forma increase in debt-to-total capitalization ratio, New American Premier's pro forma ratio of earnings-to-fixed charges for the nine months ended September 30, 1994 of 2.6 is higher than American Premier's comparable ratio of 1.4, and that New American Premier's pro forma ratio of earnings-to-fixed charges, excluding gains and losses, was 3.2, as compared to American Premier's comparable ratio of 3.1. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."

  Holding Company Structure of New American Premier



     Although American Premier's insurance subsidiaries, like those of AFC, are subject to regulatory restrictions on the amounts of dividends that may be paid to their parent in any twelve-month period, American Premier currently has substantial assets at the parent company level which enable it to meet its ongoing needs for cash from sources other than dividends from its insurance subsidiaries. However, after giving effect to the assumed utilization of $815.8 million of cash following the Acquisition to reduce AFC and American Premier debt and to pay other transaction-related expenses, New American Premier would have, on a pro forma basis, $81 million of parent company investments and $883.5 million of consolidated debt at September 30, 1994, as compared to American Premier's parent company investments of $886.8 million and consolidated debt of $883.5 million at that date. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION." After the Acquisition New American Premier will be dependent on dividends and payments under tax allocation agreements from the insurance subsidiaries of AFC and American Premier in order to meet parent company cash requirements for debt service, corporate expenses and dividends to New American Premier shareholders. In such circumstances, a prolonged material decline in insurance subsidiary profits or materially adverse insurance regulatory developments could have the effect of subjecting New American Premier to shortages of cash at the parent company level. For a discussion of limitations on payment of dividends by AFC insurance subsidiaries, see "RISK FACTORS--Certain Considerations Relating to AFC--Holding Company Structure; Dividend Restrictions." During 1994, the maximum amount of dividends that American Premier and AFC insurance subsidiaries could have paid to their respective parents without regulatory approval was approximately $200 million.



  Effect on Outstanding American Premier Debt


     American Premier has outstanding $500 million of Subordinated Notes (the "Notes"), consisting of $200 million of 9 3/4% Notes due 1999, $150 million of 10 5/8% Notes due 2000 and $150 million of 10 7/8% Notes due 2011. Each Note has the benefit of a covenant that would entitle the holder thereof to require American Premier to purchase all or part of such Note at 100% of its principal amount (plus accrued interest) in the event of a "Designated Event" that is followed within 90 days by a "Rating Decline" with respect to the Notes (the "Put Right"). The Acquisition will constitute a "Designated Event." If, within the 90-day period following the public announcement of the Acquisition on December 12, 1994 (which period would be extended for so long as the rating of the Notes was under publicly announced consideration for possible downgrade), the rating of the Notes by either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's") falls below their current "investment grade" rating of BBB- by S&P or Baa3 by Moody's, a "Rating Decline" will be deemed to have occurred.


     While New American Premier's pro forma debt-to-total capitalization ratio at September 30, 1994 (39.9%) would be greater than American Premier's historical debt-to-total capitalization ratio at that date (23.7%), the similar September 30, 1994 pro forma ratio of American Premier as the continuing obligor on the Notes would be significantly lower (12.6%). In addition, notwithstanding the increase in pro forma debt-to-total capitalization ratio, New American Premier's pro forma ratio of earnings-to-fixed charges for the nine months ended September 30, 1994 of 2.6 would improve from American Premier's ratio of 1.4 and such New American Premier pro forma ratio, excluding gains and losses, would be
3.2 as compared to American Premier's comparable ratio of 3.1. Shortly after the Acquisition Agreement was announced, S&P announced that it had placed the rating of the Notes on CreditWatch with negative implications and Moody's announced that it was reviewing the Notes for a possible ratings downgrade. American Premier is unable to predict whether either or both of these agencies will in fact downgrade the Notes, and thereby give rise to the Put Right, in light of the factors discussed above. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION" AND "SPECIAL FACTORS--Opinion of Financial Advisor."


     If the Acquisition gives rise to the Put Right, American Premier would be obligated to mail notice thereof to the holders of the Notes within 28 days after the later of the closing of the Acquisition or the Rating Decline. A holder wishing to exercise the Put Right would have to do so at least 10 days prior to the repurchase date set forth in such notice. Whether any or all of the holders of the Notes would exercise the Put Right would depend upon prevailing interest rates, the relative attractiveness of investments other than the

Notes and other factors. Even if the Put Right were exercised in full, however, American Premier would not, in management's judgment, be adversely affected in any material way. It is American Premier's intention to purchase or prepay up to $723.9 million of AFC and American Premier debt after the Acquisition is consummated (see "UNAUDITED PRO FORMA FINANCIAL INFORMATION") and under those circumstances it is expected that the principal negative effect, if any, of the Put Right would be to reduce the expected savings resulting from such purchases and repayments because of the requirement that the Notes be retired in lieu of other debt having higher interest rates.

  USX Litigation

     In May 1994, lawsuits were filed against American Premier by USX Corporation ("USX") and its former subsidiary, Bessemer and Lake Erie Railroad Company ("B&LE"), seeking contribution by American Premier, as the successor to the railroad business conducted by Penn Central Transportation Company ("PCTC") prior to 1976, for all or a portion of the approximately $600 million that USX paid in satisfaction of a judgment against B&LE for its participation in an unlawful antitrust conspiracy among certain railroads commencing in the 1950's and continuing through the 1970's. The lawsuits argue that USX's liability for that payment was attributable to PCTC's alleged activities in furtherance of the conspiracy. On October 13, 1994, the U.S. District Court for the Eastern District of Pennsylvania enjoined USX and B&LE from continuing their lawsuits against American Premier, ruling that their claims are barred by the 1978 consummation order issued by that Court in PCTC's bankruptcy reorganization proceedings. USX and B&LE have appealed the District Court's ruling to the U.S. Court of Appeals for the Third Circuit.


     American Premier believes that the claims of USX and B&LE are without merit for the reasons set forth in American Premier's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, which is incorporated herein by reference. However, in considering whether to vote for approval of the Acquisition, American Premier's shareholders should take into consideration the expected utilization in connection with the proposed Acquisition of most of American Premier's substantial cash resources to retire debt and the possibility that if, contrary to the expectations of American Premier and its counsel, New American Premier was ultimately required to pay a substantial amount to USX and B&LE as a result of their litigation, New American Premier might need to make borrowings in order to make such a payment.


                              NEW AMERICAN PREMIER

     New American Premier is a corporation newly formed under Ohio law for purposes of the Acquisition. New American Premier has assets of one hundred dollars and no liabilities. All of its capital stock is held by a nominee who has agreed to vote all the shares of such stock in favor of the Acquisition. It will have no independent business operations prior to the Acquisition.

     Following the Acquisition, New American Premier will operate the businesses now being conducted by American Premier and AFC, which will then be subsidiaries of New American Premier. The information incorporated herein by reference for each of those companies contains descriptions of their business, management, property, legal proceedings applicable to them, financial statements, management's discussion and analysis of their financial conditions and results of operations, and the principal holders of their voting securities prior to the Acquisition.

     The directors and executive officers of New American Premier are as follows:

                           NAME                                   POSITION
                           ----                                   --------
        Carl H. Lindner...........................  Chairman of the Board and Chief
                                                    Executive Officer
        Carl H. Lindner III.......................  President, Chief Operating Officer
                                                    and Director
        S. Craig Lindner..........................  Vice Chairman of the Board
        Keith E. Lindner..........................  Vice Chairman of the Board
        Neil M. Hahl..............................  Senior Vice President and Director
        Robert W. Olson...........................  Senior Vice President, General
                                                    Counsel, Secretary and Director
        Theodore H. Emmerich......................  Director
        James E. Evans............................  Director
        Thomas M. Hunt............................  Director
        William R. Martin.........................  Director
        Alfred W. Martinelli......................  Director
        Robert F. Amory...........................  Vice President and Controller

     All of the above persons (except Keith E. Lindner) are presently directors and/or executive officers of American Premier. It is anticipated that certain executive officers of AFC would also become executive officers of New American Premier. Information concerning those persons listed above as well as a description of executive compensation and certain relationships and related transactions involving those persons and AFC's directors and executive officers is contained in the material incorporated by reference herein with respect to American Premier and AFC. Keith E. Lindner, age 35, has been President and Chief Operating Officer of Chiquita for over five years. He is Carl H. Lindner's son and the brother of Carl H. Lindner III and S. Craig Lindner.

                                SPECIAL FACTORS

BACKGROUND

     Formerly a diversified company, since 1989 American Premier has made a number of strategic acquisitions and divestitures in order to focus on property and casualty insurance businesses. In 1989, American Premier (which was then named The Penn Central Corporation) purchased Republic Indemnity Company of America (then approximately 40% owned by AFC), which writes workers' compensation insurance in California, for $288 million in cash. In 1990, American Premier purchased from AFC its NSA Group of insurance companies, which write non-standard automobile insurance, for $375 million in cash. In 1993, American Premier added to its NSA Group by acquiring Leader National Insurance Company ("Leader"), another writer of non-standard automobile insurance, for $38 million in cash.

     In furtherance of this strategy, American Premier has divested virtually all of its non-insurance businesses. In 1992, American Premier spun off to its shareholders substantially all of the stock of General Cable Corporation, which had been formed to own American Premier's principal manufacturing businesses. In 1994, American Premier sold the General Cable notes and stock that it had retained in the spin-off for $177 million. In addition, in 1993 and 1994, American Premier made divestitures of six non-insurance subsidiaries for an aggregate of $149 million and sold two major non-insurance investment positions for an aggregate of $178 million. With the strategic divestiture program essentially complete, in March 1994 American Premier changed its name from "The Penn Central Corporation" to "American Premier Underwriters, Inc." in order to better reflect its new identity as a property and casualty insurance specialist.

     As a result, American Premier owns two principal insurance businesses that for 1993 and the first nine months of 1994 had net written premiums of $1.4 billion and $1.2 billion, respectively, operating income of $167 million and $129 million, respectively, and a combined ratio of 96.2% and 96.4%, respectively. In addition, its divestitures over the past two years increased American Premier's cash equivalent resources to $820 million at September 30, 1994.

     Over the past two years, American Premier has been seeking acquisition and investment opportunities for the utilization of its cash resources, primarily in the property and casualty insurance area. Although a number of potential acquisitions have been explored and in some cases preliminarily negotiated, these efforts have not resulted in the completion of any transaction other than the Leader acquisition. One potential acquisition that received serious consideration from a special committee of American Premier's independent directors was AFC's publicly announced proposal in February 1994 that American Premier purchase GAI's personal lines insurance businesses for $380 million in cash. Negotiations regarding such an acquisition were ultimately terminated in June 1994 because the parties did not reach agreement on the price and various other terms and conditions of a sale.

     American Premier has recognized that its cash resources need to be redeployed to produce a higher rate of return than is available on the short-term fixed maturity instruments in which they have been invested. At the same time, however, management believes that an imprudent or overpriced acquisition would be contrary to the best interests of shareholders. Against this background, in August 1994 American Premier engaged Furman Selz to render financial advisory and investment banking services to American Premier in considering alternatives to increase American Premier shareholder value, including preparation of a report to American Premier's management and Board of Directors summarizing the significant alternatives available to American Premier and its views thereof.

     Over the ensuing two months, Furman Selz reviewed and analyzed public and private information about American Premier and developed and evaluated a number of financial alternatives aimed at achieving the goal of increasing American Premier shareholder value. This process culminated in a presentation by Furman Selz of its findings and recommendations to the Board of Directors of American Premier (the "Board") on October 26, 1994. This presentation discussed a number of alternatives available to American Premier. These alternatives can be summarized as: (i) acquisition by American Premier of an unaffiliated insurance company, (ii) institution by American Premier of a significant stock repurchase program, (iii) acquisition by American Premier of AFC, (iv) repurchase of American Premier debt and (v) payment by American Premier of an extraordinary cash dividend to shareholders. Furman Selz reviewed with the Board certain potential effects upon American Premier of each of these alternatives. Factors considered by Furman Selz with respect to various of the alternatives included hypothetical earnings per share, book value per share, tangible book value per share and debt-to-equity ratios. After weighing the relative merits of each of these alternatives, Furman Selz recommended that American Premier explore an acquisition of AFC.


     The Board then discussed and reviewed the various alternatives and recommendations of Furman Selz. The Board viewed a major acquisition of another insurance company as being preferable to the other alternatives considered. Furman Selz's analyses suggested that a major stock repurchase program could improve earnings per share, but that as a practical matter the size of such a program would be limited by market constraints to $200 - $300 million. The Board concluded that a stock repurchase program of that magnitude, by itself, would still leave a substantial amount of American Premier's excess cash equivalent assets underdeployed. The Board also noted that a stock repurchase program would not increase the breadth or diversity of American Premier's insurance operations and that such a program would decrease American Premier's ability to utilize fully its net operating loss tax carryforwards before they expire at the end of 1996. The Board viewed the debt repurchase and extraordinary dividend alternatives as being less attractive than a stock repurchase program. The Board declined to pursue the debt repurchase because of the non-callability of American Premier's $500 million principal amount of outstanding long-term debt and Furman Selz's analyses showing that the premiums that would have to be paid in order to repurchase all of such debt under current market conditions could be expected to result in an overall dilution, rather than accretion, to earnings per share. The extraordinary dividend alternative was rejected because it would be taxable to individual shareholders of American Premier as ordinary income. In the Board's view, the attractiveness of an acquisition as compared with the other alternatives was particularly reinforced by Furman Selz's analyses of acquisitions of hypothetical companies at various assumed total purchase prices, multiples of purchase price to the acquired company's book value and post-acquisition returns on equity investment in the acquired company.

Such analyses were meant to be illustrative only. However, in the Board's view they indicated, in general, that a suitable acquisition had a greater potential for increasing American Premier's earnings per share than, in particular, a stock repurchase program, and would increase the breadth and diversity of American Premier's insurance operations and the ability to more fully utilize American Premier's net operating loss carryforward; moreover, a major-sized acquisition had greater potential for increasing earnings per share than a smaller-sized one and would also utilize more of American Premier's cash equivalent assets. In this regard, the Board noted that an acquisition of AFC seemed to offer several advantages which were not apparent in the other alternatives. Such an acquisition would be consistent with American Premier's previously announced desire to consummate a significant acquisition in the property and casualty insurance area. AFC, based upon information available to the Board, appeared to be a profitable company with operations in attractive specialty insurance areas which would be an excellent fit with the lines of business in which American Premier operated. A large portion of American Premier's cash equivalent assets could be used to retire relatively expensive AFC debt which is callable. Of particular interest was the fact that because of the large holdings of American Premier stock by AFC, a stock-for-stock acquisition of AFC could be effected with a substantially smaller increase in the overall number of shares of American Premier Common Stock to be outstanding after the Acquisition than would be involved in an acquisition of an unaffiliated company of comparable size. The use of cash to repay debt, coupled with the perceived potential management efficiencies, offered the possibility of substantially increased earnings per share following an acquisition. Following this discussion, the Board determined that an acquisition by American Premier of AFC appeared to offer the best alternative available to American Premier for increasing shareholder value and that this alternative should be explored to determine whether such a transaction could be negotiated on terms that would be fair to American Premier and its shareholders.



     In view of the relationship of AFC and American Premier, the Board appointed a special committee of independent directors (the "Special Committee") and charged the Special Committee with the task of negotiating the terms of any acquisition by American Premier of AFC, assessing the fairness of any such acquisition to the shareholders of American Premier not affiliated with AFC (the "American Premier Public Shareholders") and making a recommendation to the Board as to whether such a transaction should be consummated. The Board appointed Mr. Alfred W. Martinelli as chairman of the Special Committee, and Messrs. Theodore
H. Emmerich, Thomas M. Hunt and William R. Martin as the other members of the Special Committee. Immediately following the October 26, 1994 Board Meeting, the Special Committee met preliminarily. At that meeting, the Special Committee agreed to engage the law firm of Taft, Stettinius & Hollister as its legal counsel and agreed to engage Furman Selz to provide financial advice to the Special Committee and, if requested, to provide an opinion to the Special Committee as to the fairness to the American Premier Public Shareholders of the consideration, from a financial point of view, to be received in any transaction.


     On November 4, 1994, the Special Committee held another meeting. At this meeting, and at all of the subsequent meetings of the Special Committee, all members of the Special Committee were present, as were the Special Committee's advisors. Senior management (other than the Messrs. Lindner) of American Premier also attended all or portions of the meetings at the request of the Special Committee. At the November 4 meeting, the Special Committee was apprised of due diligence meetings that representatives of the Special Committee's legal and financial advisors and of American Premier had attended on the Special Committee's behalf during the week of October 31, 1994, and the status of certain legal, accounting, tax and valuation issues identified to date.

     The Special Committee next met on November 14, 1994 to receive status reports from its legal and financial advisors. At this meeting, the Special Committee engaged Milliman & Robertson ("M&R"), an actuarial firm of recognized national standing, for the purpose of analyzing the adequacy of the loss and loss adjustment reserves of GAI and certain matters related to American Annuity Group, an 80% owned subsidiary of AFC ("AAG").

     On November 16, 1994, the Special Committee's legal counsel provided a first draft of the Acquisition Agreement to AFC. The first draft prepared by legal counsel for the Special Committee included, among other things, provisions for AFC shareholder indemnifications of American Premier after the closing and conditions to the Acquisition that a majority of the shares of American Premier Common Stock held by American Premier Public Shareholders that are voted, vote in favor of the Acquisition and that American Premier receive an updated Furman Selz fairness opinion on the date of the closing, as well as a provision allowing American Premier to terminate the Acquisition Agreement if the Special Committee determined, pursuant to its fiduciary duties in accordance with applicable law, that such action should be taken. During the rest of November and early December, legal counsel for the Special Committee and for AFC exchanged comments and held discussions and negotiations regarding the provisions of the Acquisition Agreement.

     On November 22, 1994, another meeting of the Special Committee was held. The Special Committee reviewed the actions taken to date and received advice from its counsel regarding the fiduciary duties owed by each member of the Special Committee. The Special Committee then received detailed reports from management of, and advisors to, American Premier with respect to various due diligence reviews carried out with regard to the business operations of AFC and its affiliates.

     M&R then presented preliminary reports on its reviews of the reserves of GAI. M&R's reports consisted of preliminary versions of the final reports described under "SPECIAL FACTORS -- Reports of Milliman & Robertson." M&R noted that the Special Committee ultimately should only rely on the results and analyses contained in their final reports.

     Furman Selz then reported to the Special Committee regarding its progress to date in reviewing the affairs of AFC and discussed in detail the contemplated methodologies to be utilized in evaluating the acquisition of AFC. This report consisted of several preliminary analyses, the final versions of which are described under the heading "SPECIAL FACTORS -- Opinion of Financial Advisor." Furman Selz then responded to questions from, and engaged in discussions with, the Special Committee and its counsel with respect to its preliminary report. In addition, the Special Committee received a report from its counsel concerning legal due diligence activities to date and the status of negotiations regarding the Acquisition Agreement.

     The Special Committee met again on November 29, 1994. The Special Committee reviewed the actions taken to date. Representatives of M&R then presented further preliminary reports regarding M&R's views of the adequacy of GAI's reserves (both generally and from an A&E exposure standpoint). Again, M&R stated that the Special Committee ultimately should only rely on the results and analyses contained in their final reports and that in order to rely on any of M&R's work, M&R's reports must be read in their entirety. Copies of the reports have been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

     M&R indicated that, based upon its preliminary review of GAI's reserves as of September 30, 1994, GAI's non-A&E reserves appeared to M&R to be redundant by approximately $100 million. M&R also indicated that the reserves established for A&E exposure total approximately $130 million. M&R concluded that A&E reserves carried by GAI are lower than industry average reserve levels for A&E liabilities and that a $225 million reserve would be consistent with projected year end 1994 industry A&E reserves. (See "SPECIAL FACTORS -- Reports of Milliman & Robertson--Adequacy of Loss Reserves of GAI.") M&R stated that the $225 million reserve does not represent GAI's ultimate liability for A&E exposures. Due primarily to the inability of the insurance industry to estimate with reasonable certainty ultimate liabilities for A&E exposures because of lack of historical data, inapplicability of standard projection techniques and uncertainty with regard to claim costs, coverage interpretation and the judicial, statutory and regulatory provisions under which the claims may ultimately be resolved, the U.S. insurance industry has not recorded an estimate of the ultimate liability associated with A&E exposures in financial statements. Instead, based on information provided in a recent report published by Best (the "Best Report"), property and casualty insurance companies will carry at year end 1994 A&E reserves that will support, on an average, approximately seven years of payments at current year payment levels. The $225 million indicated reserve for GAI represents a reserve consistent with industry reserve levels for A&E exposures based on GAI's current annual rate of A&E payments and the relationship of GAI's relevant market share to the insurance industry estimated A&E reserve level as of year end 1994.

     It was noted by M&R that, for some companies in the GAI group, current year payment data was incomplete and that current payment levels for A&E claims were not necessarily representative of future payment levels. Furthermore, there are factors that will tend to cause industry reserve adequacy for A&E exposures to increase over the next few years. M&R also noted that the definition of environmental claims varies from company to company, and that GAI appears to use a broad definition for such claims. The Best Report appears to define environmental claims as being limited to an insured's exposure associated with hazardous waste sites. M&R noted that in utilizing the Best Report it was applying some of the conclusions reached by that report for environmental claims to GAI's broader class of claims and that to the extent GAI's definition of A&E claims extends beyond hazards contemplated by the Best Report, M&R's reviews would be affected.

     M&R noted also that the Best Report also provides ultimate loss estimates for the property and casualty insurance industry for A&E exposures (on an undiscounted basis) ranging from $90 billion to $658 billion, with an expected value of $295 billion. A mechanical application of GAI's relevant market share, which is estimated to be 1.6%, yields ultimate losses for GAI (on an undiscounted basis) in the range of $1.4 billion to $10.5 billion, or an expected value estimate of approximately $4.7 billion. However, M&R noted that there are many factors that might lead one to believe that GAI's ultimate losses could be materially different than the numbers cited above. First, the ultimate losses developed by Best are based on numerous assumptions, many of which are highly uncertain at this time. Second, GAI's share of these ultimate losses may be different than those estimated by its market share due to factors such as the type of business written, the coverage provided and the limits of liability exposed. Finally, GAI defines A&E claims as a broader class of claims than those considered by the Best Report.

     The Special Committee then reviewed with its legal counsel actual and potential legal developments which might affect ultimate environmental liabilities in the future and the responsibility of the insurance industry for such liabilities. In this regard, counsel observed that a significant percentage of the paid losses reported to date by insurers for environmental matters have been litigation costs. Counsel noted that such costs might be expected to decrease in the future because many of the legal issues that previously resulted in litigation have now been resolved by the courts, and litigation therefore might be expected to decline. Counsel also noted that Congress was expected to consider legislation for the purpose of implementing reforms to environmental legislation and that there appeared to be an increased willingness on behalf of regulatory bodies to consider more cost effective means of environmental cleanup up of hazardous waste sites. Counsel advised the Special Committee, however, that there was no definite way to determine what effect any of these matters might have upon ultimate future environmental costs. The Special Committee also was advised that GAI's management has concluded that a reasonable estimate of ultimate liability for such exposures is not possible at this time.

     M&R then reported on the status of its review of Great American Life Insurance Company ("GALIC"), a wholly owned subsidiary of AAG. M&R's preliminary reports on reserve adequacy of GAI and of GALIC consisted of preliminary presentations, the final versions of which are described under the heading "SPECIAL FACTORS -- Reports of Milliman & Robertson."

     The Special Committee then reviewed with its legal counsel the current status of negotiations and discussions with respect to the terms of the Acquisition Agreement.

     Furman Selz then presented an updated report on the proposed acquisition of AFC. As before, this report consisted of several preliminary analyses, the final versions of which are described under the heading "SPECIAL FACTORS -- Opinion of Financial Advisor." Furman Selz then responded to questions from, and engaged in further discussions with, the Special Committee and its counsel with respect to this preliminary report.

     The Special Committee then concluded tentatively that, based upon all of the information which it had received to date, the acquisition of AFC by American Premier appeared to be in the best interest of American Premier and the American Premier Public Shareholders, assuming that the transaction could be carried out on terms acceptable to the Special Committee. The Special Committee considered the nature of such terms, and it was determined that Mr. Martinelli, along with representatives of Furman Selz, would contact

Mr. Ronald F. Walker, President of AFC, and discuss with Mr. Walker the terms upon which the Special Committee would be willing to recommend an acquisition of AFC by American Premier.

     On December 1, 1994, Mr. Martinelli and representatives of Furman Selz met with Mr. Walker. Another meeting of the Special Committee was held on December 2, 1994, at which time Mr. Martinelli reported to the Special Committee on the results of the discussions with Mr. Walker.

     Between December 2 and December 9, 1994, discussions and negotiations continued regarding the terms of the Acquisition Agreement.

     On December 7, 1994, another meeting was held by the Special Committee. The Special Committee reviewed with its advisors the proposed terms of the Acquisition Agreement which had been negotiated with AFC. It was noted that the number of shares of New American Premier Common Stock to be issued in exchange for AFC Common Stock had been negotiated between Mr. Martinelli on behalf of the Special Committee and Mr. Walker on behalf of AFC. It was noted further that the Acquisition Agreement included, among other provisions, a condition to the merger that the Special Committee will have received an updated opinion as to fairness from Furman Selz at the time of the closing, and a provision allowing American Premier to terminate the Acquisition Agreement if the Special Committee determines that, pursuant to its fiduciary duties in connection with applicable law, such action should be taken. It was also noted that the Acquisition Agreement did not include provisions for AFC shareholder indemnification of American Premier after the closing or a condition that a majority of the shares of American Premier Common Stock held by American Premier Public Shareholders that are voted, vote in favor of the Acquisition since AFC and its shareholders would not agree to such provisions. In considering these matters, the Special Committee noted specifically and so advised AFC that, notwithstanding the lack of a separate American Premier Public Shareholder vote, one factor which it would consider in deciding whether to exercise its fiduciary right to terminate the Acquisition Agreement would be the vote of the American Premier Public Shareholders.

     Furman Selz then reviewed with the Special Committee a report with regard to the Acquisition. This report was a preliminary version of, and consistent with, the final report which is described under the heading "SPECIAL
FACTORS -- Opinion of Financial Advisor." In this review, the Special Committee, among other things, considered specifically the pro forma estimated earnings impact on American Premier of the Acquisition as calculated by Furman Selz and included in Furman Selz's final report. The report, based upon American Premier management projections, indicated estimated projected earnings per share (excluding capital gains and losses) of American Premier of $1.54 for 1994 and $1.88 for 1995 (See "SPECIAL FACTORS -- Opinion of Financial Advisor"). Furman Selz calculated, based upon assumptions furnished by management which were set forth in their report, including the use of American Premier cash to retire certain indebtedness of American Premier and AFC and the reduction of goodwill required by generally accepted accounting principles ("GAAP"), that the result of the Acquisition would be to increase estimated projected pro forma earnings per share of New American Premier to $2.40 for 1994 and in excess of $3.10 for 1995 (in each case, excluding capital gains or losses and without giving effect to one-time charges associated with the Acquisition). See "SPECIAL
FACTORS -- Opinion of Financial Advisor." The Special Committee recognized that there could be no assurance that such earnings per share would be achieved following the Acquisition. The Special Committee also noted that the Acquisition was calculated by Furman Selz to result in a reduction in book value per share of American Premier from $34.14 at September 30, 1994 to $16.38 for New American Premier on a pro forma basis at the same date. The Committee noted that actual reported results for 1994 and 1995 will be lower than the pro forma estimates since the Acquisition will close after the beginning of 1995 and because of one-time charges related to the Acquisition. The Special Committee was advised and understood that the Furman Selz analyses must be considered in the aggregate and that selecting portions of the analyses or the factors considered by Furman Selz, without considering all the analyses and factors, could create a misleading view of the process underlying the Furman Selz opinion.


     The Special Committee met again on December 9, 1994. At this meeting, the Special Committee received the final report of Furman Selz which is described under "SPECIAL FACTORS -- Opinion of Financial Advisor." The Special Committee also reviewed with its legal counsel the Acquisition Agreement. Furman Selz also delivered to the Special Committee its written opinion to the effect that the Exchange Ratios were fair to the American Premier Public Shareholders from a financial point of view. The Special

Committee also received the final reports of M&R as described under "SPECIAL FACTORS -- Report of Milliman & Robertson." At the conclusion of the meeting on December 9, 1994, the Special Committee unanimously adopted resolutions finding that the Acquisition was fair to the American Premier Public Shareholders, recommending that the Board of Directors of American Premier approve the Acquisition Agreement and cause it to be presented to the shareholders of American Premier for their consideration and recommending that the American Premier Public Shareholders approve the Acquisition Agreement.

     The Board of Directors of American Premier, later on December 9, 1994, received the report and recommendation from the Special Committee. The Board then determined, in light of and subject to the terms and conditions set forth in the Acquisition Agreement, that it was in the best interest of American Premier's shareholders for American Premier to enter into the Acquisition Agreement and that the Acquisition would be fair to, and in the best interest of, the American Premier Public Shareholders, and determined to recommend to the shareholders of American Premier that the Acquisition Agreement be approved. At the meeting, the actions taken were approved by the unanimous affirmative vote of American Premier's four directors who are not employees of American Premier, plus the affirmative vote of Neil M. Hahl and Robert W. Olson, Senior Vice Presidents of American Premier. Messrs. Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and James E. Evans abstained with respect to such matters in view of their positions with AFC.


     The Special Committee met again on January 18, 1995. At that meeting, the Special Committee reviewed events since its last meeting and considered and approved certain technical amendments to the Acquisition Agreement. The Special Committee also reviewed with its legal counsel the litigation which had been brought challenging the Acquisition. See "CERTAIN LITIGATION REGARDING THE ACQUISITION." After this review, the Special Committee concluded that none of the assertions set forth in the litigation caused the Special Committee to change its view with respect to the Acquisition.


RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF AMERICAN PREMIER; REASONS FOR RECOMMENDATIONS


     As noted above, the Board of Directors of American Premier and the Special Committee have determined that the Acquisition is fair to the American Premier Public Shareholders and recommend that the shareholders of American Premier approve the Acquisition Agreement. In reaching this determination, the Special Committee and the Board considered a number of factors, including, but not limited to, the following:



          (i) Furman Selz's opinions described below under "SPECIAL
     FACTORS -- Opinion of Financial Advisor" to the effect that the Exchange Ratios are fair, from a financial point of view, to the American Premier Public Shareholders;


          (ii) the various analyses and other information presented to the Special Committee by Furman Selz, including those described under "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Opinion of Financial Advisor;"

          (iii) a review of the possible alternatives to the Acquisition, including the acquisition by American Premier of an unaffiliated insurance company, institution of a significant stock repurchase program, repurchase of debt or the payment of an extraordinary cash dividend, as considered at the meeting of the Board of Directors held on October 26, 1994;

          (iv) the belief of the Special Committee that the Committee's review of the Acquisition confirmed that the potential advantages of the Acquisition which had been cited by the Board at the October 26, 1994 meeting did, in fact, exist, and specifically that the Acquisition would enable American Premier to carry out a significant acquisition in the property and casualty area and make use of American Premier's excess cash with a substantially smaller increase in the number of outstanding shares of New American Premier Common Stock than would be involved in an acquisition of an unaffiliated company of comparable size, resulting in an expected substantial increase in earnings per share;

          (v) the potential substantial increase in return on equity resulting from the combination of pro forma increases in earnings per share and decreases in book value per share, and the prospect that New

     American Premier Common Stock may trade at a higher multiple of book value than its peers because of its relatively higher pro forma return on equity;


          (vi) the various factors described under "RISK FACTORS";



          (vii) the fact that shares of American Premier Common Stock were, at the time of the December 9 meeting of the Special Committee, trading at 29% below the 52-week high and 8% above the 52-week low and that the Special Committee was able to negotiate a rate of exchange for the AFC Common Stock which, in the view of the Committee, took into account that the American Premier stock was trading at the lower end of its 52-week trading range;


          (viii) the fact that the Acquisition has been structured in such a way as to preserve the net operating loss carryforwards which are available to American Premier and that the Acquisition is expected to result in increased earnings which will allow New American Premier to make use of the net operating loss carryforwards; and

          (ix) the terms and conditions of the Acquisition Agreement, including the fact that the Acquisition Agreement is subject to the condition that an updated opinion as to fairness be received from Furman Selz at the closing and that American Premier has the right to terminate the Acquisition Agreement if, in the exercise of its fiduciary duties, the Special Committee determines that such action is appropriate.


     Each of the factors cited above was considered by the Special Committee at one or more of its meetings described under "SPECIAL FACTORS -- Background." The consideration of factors (i), (iii), (iv), (vi), (vii), (viii) and (ix) involved primarily discussions among the members of the Special Committee and its legal and financial advisors, and was based upon information and advice received by the Special Committee with respect to each factor from management of American Premier and the Special Committee's legal and financial advisors, as well as its members' own knowledge about the matters involved in the Acquisition. The consideration of factors (ii) and (v) involved detailed reviews by the Special Committee of factual, financial and numerical information presented to the Special Committee by its financial advisor as described under "SPECIAL
FACTORS -- Background" and "SPECIAL FACTORS -- Opinion of Financial Advisor." With respect to factor (ii), the Special Committee noted particularly that the analyses of Furman Selz indicated: (a) an implied valuation range for AFC of $1.5 billion to $2.0 billion and that the total transaction value of $1.8 billion (based on the December 1, 1994 American Premier Common Stock closing price) was within this range; and (b) an increase in 1995 pro forma projected income (excluding capital gains and losses and certain other nonrecurring items) of New American Premier to an amount in excess of $3.10 per share from projected 1995 income of American Premier of $1.88 per share. Based upon these considerations, the Special Committee concluded that factors (i), (ii), (iii),
(iv), (v) and (viii) were favorable as to the fairness of the Acquisition, factor (vi) was unfavorable and factors (vii) and (ix), while having both positive and negative implications, were on the whole favorable.



     As part of its consideration of factor (vi), the Special Committee gave specific consideration to the A&E reserves of GAI and, in particular, the information provided to the Special Committee by M&R (see "SPECIAL
FACTORS -- Reports of Milliman & Robertson"). The Special Committee noted that the risk exists to GAI of substantial ultimate A&E liabilities of an undetermined nature, but that it appeared impossible to reach any reasonable determination as to the extent of these ultimate liabilities. The Special Committee further noted that the reserves available to GAI with respect to A&E matters (consisting of the $100 million non-A&E reserve redundancy and the $130 million A&E reserve) appeared to be in line with industry averages and that the ultimate liability for such claims would be paid out over a considerable period of time, probably exceeding thirty years. Ultimately, the Special Committee concluded that the uncertainties in this regard were more than outweighed by the positive factors described above indicating that the Acquisition was fair to and in the best interests of American Premier and the American Premier Public Shareholders.



     In reaching its determination that the Acquisition is fair to the American Premier Public Shareholders, the Special Committee considered solely the interests of such Shareholders and did not consider the interests of other parties or of officers or directors of either American Premier or AFC. The amount to be paid under

AFC's Book Value Incentive Plan (see "TRANSACTIONS INVOLVING INTERESTED PERSONS") was considered as part of the negotiations between the Special Committee and AFC, but the considerations of the Special Committee in this regard related solely to the interests of the American Premier Public Shareholders.


     In view of the wide variety of factors considered in connection with its evaluation of the Acquisition, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations, except that the Special Committee and the Board placed special emphasis on the number of shares to be issued in exchange for AFC and on the matters set forth in items (i), (ii), (iv) and (v) above as well as the A&E matters relating to GAI discussed below under "Reports of Milliman & Robertson."

     Because of the appointment of the Special Committee and the engagement of Furman Selz and special counsel by the Special Committee, neither the Board nor the Special Committee considered it necessary to retain an unaffiliated representative to act solely on behalf of the American Premier Public Shareholders for the purpose of negotiating the terms of the Acquisition Agreement.

REPORTS OF MILLIMAN & ROBERTSON

  Adequacy of Loss Reserves of GAI


     As part of its due diligence of AFC, American Premier engaged the actuarial consulting firm of M&R to analyze the adequacy of the net reserves carried by GAI as of September 30, 1994 and to conduct an independent analysis of GAI's exposure to A&E claims. Below is a brief description of the findings from these two reports. In order to understand or rely on M&R's work, the reports must be read in their entirety. A copy of the reports has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.


     Non-A&E Exposures. The actuarial analysis indicates that, excluding reserves for A&E exposures, GAI is redundantly reserved by approximately $100 million. This reserve redundancy is net of ceded reinsurance and assumes that all reinsurance cessions are valid and collectible. The estimated reserve redundancy of approximately $100 million for non-A&E exposures is subject to significant uncertainty and actual results may be materially different than the estimate cited. Such uncertainties include but are not limited to:

          1. M&R relied on data and other information supplied by GAI without audit or other verification.

          2. While projections of reserve adequacy are based on reasonable actuarial procedures, projections of future events are uncertain and actual results will likely vary from the projections.


          3. There are certain business segments in runoff for which historical data is limited or unavailable. These business segments include some assumed reinsurance underwritten prior to 1985, commercial surplus lines, excess and umbrella business, as well as commercial automobile and workers' compensation coverage associated with long haul trucking. The total aggregate recorded reserves as of September 30, 1994 for the business segments in runoff were $139 million.



          4. There are roughly $220 million or 10% of the carried reserves that M&R did not review, of which $161 million are comprised of reserves from industry pools and associations. These reserves were not reviewed by M&R because GAI follows the industry practice of recording the amount of reserves reported to them by the pools and associations. The remaining reserves were not reviewed by M&R because there was not sufficient detail to allow for an actuarial analysis.



          5. M&R's reserve estimates are net of ceded reinsurance and assume that all reinsurance cessions are valid and collectible.


     A&E Exposures. As of September 30, 1994, GAI is carrying approximately $130 million in reserves for A&E exposures. M&R concluded that GAI's A&E reserves are lower than industry average reserve levels for A&E liabilities. M&R used two methods to evaluate GAI's reserves relative to industry average reserve levels for A&E liabilities. One method considers the current rate of A&E payments by GAI and results in an indicated reserve of $193 million. The second method applies GAI's market share for general liability and commercial multi-peril business to industry A&E reserve levels and results in an indicated reserve of $249 million. M&R selected a $225 million reserve for GAI to be consistent with projected 1994 industry average A&E levels in light of the results of these two methods. Each of these indicated A&E reserve amounts is net of ceded reinsurance and assumes that all reinsurance cessions are valid and collectible.

     The $225 million reserve does not represent GAI's ultimate liability for A&E exposures. Due primarily to the inability of the insurance industry to estimate with reasonable certainty ultimate liabilities for A&E exposures because of the factors discussed in the following paragraph, the U.S. insurance industry has not recorded an estimate of the ultimate liability associated with A&E exposures in financial statements. As a result, the $225 million reserve or some other appropriate reserve level will need to be maintained on GAI's balance sheet into the foreseeable future while GAI makes annual loss, loss adjustment expense and declaratory judgment expense payments for these exposures. The appropriate reserve for A&E exposures for GAI would need to be reevaluated regularly based on an analysis of GAI's exposures, together with industry reserving levels and financial reporting principles. There are factors that would tend to cause the industry reserves for A&E exposures to increase over the next few years. These factors include: clarification of insurers' liabilities through case law and Superfund reform, making ultimate liabilities more subject to estimation; financial reporting pressure for more adequate reserving and more complete disclosure of A&E liabilities; reluctance of insurance rating agencies to give the highest ratings to companies not perceived to be adequately reserved; and reluctance of actuaries and auditors to give clean opinions to companies with questionable A&E reserves.

     The appropriate level of A&E reserves and the future A&E claim payments to be made by GAI are subject to an unusual degree of uncertainty. This uncertainty stems from several factors including lack of historical data, inapplicability of standard actuarial projection techniques, and uncertainty with regard to claim costs, coverage interpretation and the judicial, statutory and regulatory provisions under which the claims may be ultimately resolved. All of these factors affect both the quantification of these liabilities and the timing of the payout of these liabilities.


     In March 1994, Best published the Best Report as referred to above that provides ultimate loss estimates for the property and casualty insurance industry for environmental and asbestos exposures which range from $30 billion to $50 billion for asbestos exposures and $60 billion to $608 billion for environmental exposures. The expected values of ultimate losses provided in the Best Report are $40 billion for asbestos exposures and $255 billion for environmental exposures. These values are on an undiscounted basis. If GAI were to share in the ultimate insurance industry liability in proportion to its premium market share for general liability and commercial multi-peril business, this suggests that GAI's ultimate losses would be in the range of $1.4 billion to $10.5 billion, or $4.7 billion on an undiscounted expected value basis.



     There are factors that might lead M&R to believe that GAI's ultimate losses could be materially different than that indicated by mechanically applying a market share percentage to the Best Report's estimate of ultimate losses. First, the ultimate losses projected by Best are highly uncertain. Second, GAI's share of these ultimate losses may be different than those indicated by its premium market share due to factors such as the type of business written, the coverage provided, and the limits of liability exposed. Finally, GAI's definition of A&E claims is broader than the definition used in the Best Report, as GAI categorizes asbestos, environmental, DES, breast implant, Agent Orange, repetitive keyboard stress and other repetitive injuries as A&E claims. It is not possible to predict whether GAI's ultimate losses will be higher or lower than that indicated by mechanically applying its market share percentage, or the extent of any such variance.


     The actuarial reserve estimates for both A&E and non-A&E exposures are subject to numerous limitations, assumptions, explanations and caveats. In order to understand or rely on any of M&R's work, it is necessary to read the reports prepared by M&R in their entirety. A copy of the reports has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  Actuarial Analysis of Great American Life Insurance Company

     M&R also was engaged by the Special Committee to perform certain actuarial analyses of GALIC, a wholly-owned subsidiary of AAG which, in turn, is 80% owned by AFC.

     In preparing its actuarial analyses of GALIC, M&R developed projected pre-tax statutory profits of GALIC. Based upon such analysis, M&R calculated, utilizing discount rates of 10%, 12%, 14% and 16%, the present value of cash flows from GALIC. Cash flow is defined as pre-tax statutory income adjusted for taxes using a 35% tax rate and further adjusted for the incremental capital, if any, assumed to be retained within GALIC to fund the business and ongoing operations of GALIC. The values developed by M&R represent the sum of:

          (a) Present value of twenty years of projected cash flows, plus

          (b) Present value of adjusted statutory book value assumed to be remaining in GALIC at the end of twenty years, plus

          (c) Present value of future statutory profits on business remaining in force at the end of the twenty year projection.

     This resulted in actuarial values of GALIC equal to $733 million, $574 million, $462 million and $382 million at discount rates of 10%, 12%, 14% and 16%, respectively, under a specific set of assumptions including twenty years of new business.

     These values represent actuarial values for GALIC and not values for AAG. That is, these values do not include, among other items, the assets and liabilities of AAG. Furthermore, M&R noted that actuarial values do not necessarily represent the value which might be received upon a sale of an entity; rather, an actuarial value reflects the value of a company's earnings potential under a specific set of assumptions. Market value may be higher or lower than actuarial value.

     The preparation of an actuarial analysis is a complex process utilizing technical actuarial methodologies and is not susceptible to partial analysis or summary description. M&R's report contains a number of assumptions which substantially impact its actuarial projections and are beyond the control of GALIC. Furthermore, actual results to be realized in the future, as well as actual values to be received on the sale of a business, may differ greatly from the actuarial projections. In addition, M&R's report has been prepared by actuaries solely for use by actuaries and other persons possessing the knowledge of actuarial methodologies. In order to understand or rely upon any of M&R's work, M&R's report must be read in its entirety. A copy of M&R's report has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

OPINION OF FINANCIAL ADVISOR

     The Special Committee of the Board of Directors of American Premier retained Furman Selz to render an opinion to the Special Committee as to whether the ratio of the number of shares of New American Premier Common Stock to be issued in exchange for shares of AFC Common Stock and the ratio of the number of shares of New American Premier common stock to be issued in exchange for shares of American Premier Common Stock (such ratios, collectively, the "Exchange Ratios") are fair, from a financial point of view, to American Premier Public Shareholders.


     On December 9, 1994, Furman Selz advised the Special Committee that, as of such date, the Exchange Ratios were fair, from a financial point of view, to American Premier Public Shareholders, and delivered its written opinion to the Special Committee, dated as of such date, to the same effect. [Furman Selz has also delivered to the Special Committee a substantially identical opinion, dated the date of this Proxy Statement/Prospectus, to the same effect.] The full text of the Furman Selz written opinion dated the date hereof, which sets forth the assumptions made, matters considered, and scope and limitations of the review undertaken and procedures followed by Furman Selz in rendering its opinion, is attached to this Proxy Statement/Prospectus as Annex B. The following description of the Furman Selz opinions is qualified in its entirety by reference to the full text of the opinion dated the date hereof. American Premier shareholders are urged to read carefully the opinion of Furman Selz in its entirety.



     Furman Selz's opinions are directed only to the Special Committee, address only the fairness of the Exchange Ratios from a financial point of view and do not constitute a recommendation to any American Premier shareholder as to how such shareholder should vote at the American Premier Special Meeting. Although Furman Selz advised the Special Committee with respect to various alternatives to increase shareholder value, Furman Selz was not requested to opine as to, and its opinions do not in any manner address, American Premier's underlying business decision to proceed with or effect the Acquisition, or the relative merits of the Acquisition as compared to any alternative business strategies which might exist for American Premier or the effect of any other transaction in which American Premier might engage.



     In connection with its opinions, Furman Selz reviewed, among other things, the following: (i) the Acquisition Agreement; (ii) publicly available information concerning American Premier, AFC and certain of AFC's affiliates which Furman Selz believed to be relevant to its inquiry, including Annual Reports, Form 10-Ks, Form 10-Qs, Form 8-Ks, Proxy Statements, stock prices, news releases and research reports; (iii) financial and operating information with respect to the business, operations and prospects of AFC and certain of its affiliates, including actuarial analyses of GAI and GALIC prepared by M&R, all furnished to Furman Selz by AFC and American Premier; (iv) financial and operating information with respect to the business, operations and prospects of American Premier furnished to Furman Selz by American Premier; (v) the common stock price and trading histories of American Premier Common Stock and the common stock of certain publicly traded affiliates of AFC; (vi) a comparison of the financial positions and operating results of American Premier, AFC and certain affiliates of AFC, and of the common stock price trading histories of American Premier and certain affiliates of AFC, with those of publicly traded companies that Furman Selz deemed relevant; (vii) a comparison of certain financial terms of the Acquisition to certain financial terms of selected other business combinations that Furman Selz deemed relevant; (viii) analyses of the respective contributions in terms of assets, liabilities and earnings of American Premier and AFC to New American Premier and the relative ownership of New American Premier after the Acquisition by the current shareholders of American Premier and AFC; (ix) analyses of other potential financial effects of the Acquisition; and (x) synergies and other potential benefits arising from the Acquisition.



     In addition, Furman Selz held discussions with various members of the senior management of American Premier, AFC and certain affiliates of AFC (including Chiquita) concerning their respective businesses, operations, assets, present condition and future prospects. Furman Selz also held discussions with various members of the senior management of American Premier and AFC concerning the strategic and operating benefits anticipated from the Acquisition, and conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of rendering its opinions. Furman Selz was not furnished with financial projections with respect to Chiquita as they were advised by Chiquita's management that it was not feasible to develop reliable projections of future operating results for Chiquita due to uncertainties regarding its business. See "RISK FACTORS--Certain Considerations Relating to AFC-Chiquita." Except for the unavailability of such projections, no limitations were placed on Furman Selz with respect to the scope of the investigations made or the procedures followed by it in rendering its opinions.



     In arriving at its opinions, Furman Selz assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at its opinions and did not assume responsibility for any independent verification of such information. Furman Selz did not conduct any independent evaluations or appraisals of the properties, assets, liabilities or reserves of American Premier or AFC, nor did it conduct any independent actuarial evaluations. In addition, Furman Selz assumed that the financial forecasts prepared by the managements of American Premier and AFC represented the best current judgment of their respective managements as to the future financial condition and results of operations of American Premier and AFC, respectively, and assumed that the forecasts had been reasonably prepared based on such current judgment. In valuing AFC's investments in its publicly traded affiliates, Furman Selz relied primarily on current market prices of the relevant capital stock.

     Furman Selz also took into account its assessment of general economic, market, and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Furman Selz based its opinions upon regulatory, economic and market conditions as they existed on, and the information made available to it as of, the date of such opinions. Furman Selz assumed the Acquisition would be accounted for as if AFC had acquired American Premier in a transaction accounted for as a purchase. Furman Selz also assumed that, in the course of obtaining necessary regulatory approvals for the Acquisition, no restrictions would be imposed that would have a material adverse effect on the contemplated benefits of the Acquisition to American Premier following the Acquisition. Furman Selz expressed no opinion as to what the value of New American Premier Common Stock actually will be when issued to the shareholders of American Premier and AFC pursuant to the Acquisition or the price at which New American Premier Common Stock will trade subsequent to the Acquisition.



     Furman Selz believes that its analyses must be considered in the aggregate, and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses, could create a misleading view of the process underlying its opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. In its analyses, Furman Selz made numerous implicit assumptions about industry and general economic conditions, and other matters, many of which are beyond the control of American Premier or AFC and may not be indicative of future results or actual values, which may be significantly more or less favorable than such estimates.



     The Acquisition Agreement is subject to the condition that the Special Committee receive from Furman Selz at the closing an updated opinion as to the fairness from a financial point of view of the Exchange Ratios to the American Premier Public Shareholders.



     The following is a brief summary of the financial analyses utilized by Furman Selz in rendering its opinion on December 9, 1994, the results of which were reviewed by Furman Selz in connection with rendering its opinion dated the date of this Proxy Statement/Prospectus. Such summary does not purport to be a complete description of all of the analyses performed by Furman Selz in connection with its opinions.


  Pro Forma Acquisition Analysis


     Furman Selz performed a series of analyses based on pro forma historical financial information prepared by management of American Premier and forecasted financial information for New American Premier which was based on information provided by the managements of American Premier and AFC which included assumptions regarding the retirement of approximately $431.7 million of AFC debt and $292.2 million of American Premier debt, the elimination of approximately $308.8 million in goodwill as a result of the accounting treatment for the Acquisition, and various costs savings and other synergies anticipated to result from the Acquisition. All pro forma amounts used by Furman Selz exclude capital gains and losses and certain other nonrecurring items and give effect to the other matters discussed above. In addition, the pro forma amounts used by Furman Selz are based on the American Premier Common Stock closing price of $23.00 per share on December 1, 1994 and the number of shares of American Premier Common Stock as of November 30, 1994.


     Based upon such information, New American Premier's pro forma September 1994 nine month income increases to $1.99 per share from income of $1.17 per share, an increase of 70%. Similarly, New American Premier's 1994 pro forma projected twelve month income increases to $2.40 per share from projected income of $1.54 per share, a 56% increase, and 1995 pro forma projected income increases to an amount in excess of $3.10 per share from projected income of $1.88 per share, an increase of over 65%. The increase in income per share reflects principally the combination of the projected earnings of AFC and American Premier, the retirement of debt and elimination of goodwill referred to above.

     Pro forma book value and tangible book value per share of New American Premier Common Stock at September 30, 1994 are $16.38 and $11.81, respectively, compared to actual book value and tangible book value per share of American Premier Common Stock at September 30, 1994 of $34.14 and $25.80, respectively. This decline is primarily due to (i) the elimination of goodwill on American Premier's balance sheet that is required by GAAP as a result of the Acquisition and (ii) the dilutive effect of issuing to AFC shareholders in the Acquisition New American Premier shares assumed to have an aggregate market value greater than AFC's consolidated shareholders' equity at September 30, 1994.

     New American Premier's pro forma projected 1994 return on equity approximates 15%, compared to American Premier's projected 1994 return on equity of 4.5%, on the respective September 30, 1994 book values. Similarly, New American Premier's 1995 pro forma projected return on equity exceeds 19% compared to American Premier's projected return on equity of 5.5%, on the respective September 30, 1994 book values.


     Based upon the number of shares of American Premier Common Stock outstanding on November 30, 1994, and assuming the issuance of 28.6 million New American Premier shares and the de facto retirement of 18.7 million of such shares, the aggregate ownership percentage of the American Premier Public Shareholders declines from approximately 61% prior to the Acquisition to approximately 50% after the Acquisition. However, the American Premier Public Shareholders' aggregate share of projected 1994 income excluding capital gains and losses and other nonrecurring items increases from $45.2 million to $70.0 million, a 55% increase, and its aggregate share of projected 1995 net income increases from $55.2 million to in excess of $89.8 million, an increase of in excess of 63%.



     Furman Selz determined that the pro forma financial impact of the transaction on American Premier and, in particular, on the American Premier Public Shareholders supported its conclusion as to the fairness of the Exchange Ratios from a financial point of view to the American Premier Public Shareholders.


  Analyses Relating to AFC

     AFC is a holding company the principal assets of which consist of GAI, a multi-line property and casualty insurance company, and selected holdings in publicly-traded companies. In performing its analysis of AFC, Furman Selz used such valuation methodologies as Furman Selz deemed necessary or appropriate for purposes of rendering its opinion.


     Furman Selz derived the implied aggregate purchase price for AFC by applying the December 1, 1994 American Premier closing stock price to the Exchange Ratios. This resulted in an implied purchase price for AFC's equity of $658 million, which, when added to the $1.1 billion of AFC debt and preferred stock and approximately $54 million of other AFC liabilities being assumed by American Premier, results in an implied aggregate purchase price of $1.8 billion.



     Using the analyses discussed in detail below, Furman Selz derived a valuation range for AFC of $1.5 billion to $2.0 billion, comprised of a valuation range for GAI of $1.3 billion to $1.8 billion and a valuation of AFC's other holdings of $233.5 million. The implied aggregate purchase price for AFC of $1.8 billion falls within this range, supporting Furman Selz's conclusion as to the fairness of the Exchange Ratios from a financial point of view to the American Premier Public Shareholders.


     Analyses of GAI. GAI is a multi-line property and casualty insurance company with significant holdings in selected publicly traded affiliates, including AAG, Chiquita and American Premier.

     In its comparable company analysis of GAI, Furman Selz compared selected historical, current and projected financial and operating results of GAI with the operating results of selected publicly traded property and casualty insurance companies that, in Furman Selz's judgement, were most closely comparable to GAI (the "GAI Comparable Companies"). The GAI Comparable Companies were chosen by Furman Selz as companies that possess general business, operating and financial characteristics representative of companies in the property and casualty insurance industry in which GAI operates, although Furman Selz recognized that each of the GAI Comparable Companies is distinguishable from GAI in certain respects. Such GAI Comparable Companies included W.R. Berkley, Chubb, Cincinnati Financial, Ohio Casualty, Orion Capital, USF&G, Safeco, St. Paul Cos. and TIG Holdings. Furman Selz considered, among other things: (i) selected balance sheet data (both on a statutory and GAAP accounting basis); (ii) operating statement data, including latest twelve month (previous reported four quarters or "LTM") net income excluding realized gains; (iii) 1994 net income estimates made by research analysts excluding certain catastrophic losses; (iv) 1995 net income estimates made by research analysts; and (v) historical trading ranges of the GAI Comparable

Companies' stocks. In addition, Furman Selz analyzed the return on average invested assets and average common shareholders equity for these companies.


     Furman Selz then calculated a range of market multiples for the GAI Comparable Companies by dividing the Total Market Capitalization (total common shares outstanding multiplied by closing market price per share, or "Equity Market Capitalization", plus total debt and minority interest, less equity in investee companies, minus cash and cash equivalents) as of December 1, 1994 for each GAI Comparable Company by such company's statutory surplus as reported on December 31, 1993 and book capitalization adjusted for a mark-to-market of its investment portfolio as of September 30, 1994. Multiples of Total Market Capitalization to statutory surplus ranged from 1.1x to 3.6x, and multiples of Total Market Capitalization to adjusted book capitalization ranged from 1.0x to 1.3x. Furman Selz also calculated a range of market multiples by dividing each of the GAI Comparable Company's respective Equity Market Capitalization as of December 1, 1994 by its respective book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio as of September 30, 1994. Multiples of Equity Market Capitalization to book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio ranged from 1.0x to 1.5x. Finally, Furman Selz calculated a range of multiples by dividing each of the GAI Comparable Company's Equity Market Capitalization by each company's estimated 1994 net income excluding realized gains, estimated 1994 net income, excluding certain catastrophic losses, and estimated 1995 net income. Multiples of Equity Market Capitalization to estimated 1994 net income excluding realized gains ranged from 8.9x to 21.6x, multiples of estimated 1994 net income excluding certain catastrophic losses ranged from 8.1x to 14.2x and multiples of estimated 1995 net income ranged from 7.7x to 13.6x. In reviewing the above Comparable Company multiples as they relate to the comparable financial statistics of GAI, Furman Selz placed greater emphasis on multiples of adjusted book value and adjusted estimated 1995 net income, and based upon these multiples derived an implied range of values for GAI of $1.0 billion to $1.8 billion.



     Furman Selz also evaluated acquisitions currently pending or completed during the last 5 years of selected U.S. property and casualty insurance or related companies (the "Acquired P&C Insurance Companies"). None of such acquisitions took place under market conditions or competitive conditions or circumstances that were directly comparable to those of the Acquisition, and each of the Acquired P&C Insurance Companies is distinguishable from GAI in certain respects. Furman Selz calculated a range of multiples based on the ratio of the purchase price to trailing twelve months net income excluding realized gains, the purchase price to the latest reported stated book value, the purchase price to the latest reported stated book value adjusted for a mark-to-market of the latest reported investment portfolio and the adjusted purchase price (offer price plus latest reported total debt and preferred stock) to the latest fiscal year end reported statutory surplus for each Acquired P&C Insurance Company. Multiples of the purchase price to trailing twelve months net income excluding realized gains ranged from 8.9x to 22.7x, purchase price to the latest reported stated book value ranged from 0.4x to 2.9x and purchase price to the latest reported stated book value adjusted for a mark-to-market of the latest reported investment portfolio ranged from 0.8x to 3.1x. Multiples of the adjusted purchase price to the latest fiscal year end reported statutory surplus ranged from 1.2x to 3.0x. Although Furman Selz applied these ranges of multiples to the appropriate financial data of GAI, it ultimately concluded that none of these transactions was comparable to the Acquisition and, accordingly, that the results derived were not meaningful in its valuation of GAI.



     Furman Selz also discounted the projected after-tax cash flows generated by GAI through 1999 in the form of dividends based upon its projected statutory net income adjusted for required statutory surplus balances. These cash flows were discounted to present value using discount rates ranging from 12.0% to 16.0%. In addition, Furman Selz derived terminal values for GAI at the end of 1999 by multiplying GAI's projected 1999 GAAP book value by book value multiples ranging from 1.0x to 1.5x and discounting them to present value using the same range of discount rates. Such discounted cash flow analysis derived a range of values for GAI of $1.1 billion to $1.7 billion.



     In analyzing all of the foregoing, Furman Selz considered, among other things, GAI's business, operating and financial characteristics versus those of the GAI Comparable Companies, the lack of comparability with the Acquired P&C Insurance Companies' transactions and the impact of the uncertainty of future operating results on the discounted cash flow analysis. Based on these considerations, Furman Selz derived a valuation range for GAI of $1.3 billion to $1.8 billion.



     Analyses of Publicly Traded Affiliates. In addition to GAI, AFC holds significant positions in certain publicly traded companies, including several affiliated companies. Based upon public market prices at December 1, 1994, these stockholdings together with other net assets had a value of $233.5 million. Furman Selz performed certain financial analyses, including those described below, which supported the public market valuations.



     AMERICAN ANNUITY GROUP. Furman Selz reviewed: (i) the closing stock price of AAG common stock on December 1, 1994 ($9.125); (ii) the 52-week trading range of AAG common stock ($8.375 to $10.625); (iii) relevant publicly available financial information on AAG, including Annual Reports, Form 10-Ks, Form 10-Qs, Form 8-Ks, Proxy Statements, stock prices, news releases and research reports;
(iv) selected comparable publicly traded companies; and (v) selected acquisition transactions.



     In its comparable company analysis of AAG, Furman Selz compared selected historical, current and projected financial and operating results of American Annuity Group with the operating results of selected publicly traded annuity companies that, in Furman Selz's judgment, were most closely comparable to American Annuity Group (the "AAG Comparable Companies"). The AAG Comparable Companies were chosen by Furman Selz as companies that possess general business, operating and financial characteristics representative of companies in the annuity insurance industry in which AAG operates, although Furman Selz recognized that each of the AAG Comparable Companies is distinguishable from American Annuity Group in certain respects. Such AAG Comparable Companies included AmVestors Financial, CCP Insurance, Equitable of Iowa, First Colony, Presidential Life, SunAmerica and Western National. Furman Selz considered, among other things: (i) selected balance sheet data (both on a statutory and GAAP accounting basis); (ii) operating statement data, including LTM net income excluding realized gains; (iii) 1994 and 1995 net income estimates made by research analysts; and (iv) historical trading ranges of the AAG Comparable Companies' stocks. In addition, Furman Selz analyzed the return on average common shareholders equity for these companies.



     Furman Selz then calculated a range of market multiples for the AAG Comparable Companies by dividing the Total Market Capitalization (total common shares outstanding multiplied by closing market price per share or "Equity Market Capitalization," plus total debt and minority interests minus equity in investee companies, cash and cash equivalents) as of December 1, 1994 for each AAG Comparable Company by such company's statutory surplus (including Asset Valuation Reserve and Interest Maintenance Reserve) as reported on December 31, 1993. Multiples of Total Market Capitalization to statutory surplus (including Asset Valuation Reserve and Interest Maintenance Reserve) ranged from 0.6x to 3.0x. Furman Selz also calculated a range of market multiples by dividing each AAG Comparable Company's respective Equity Market Capitalization as of December 1, 1994 by its respective book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio as of September 30, 1994. Multiples of Equity Market Capitalization to book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio ranged from 0.6x to 2.3x. Finally, Furman Selz calculated a range of multiples by dividing each of the AAG Comparable Company's Equity Market Capitalization by each company's estimated 1994 net income and estimated 1995 net income. Multiples of Equity Market Capitalization to estimated 1994 net income ranged from 5.8x to 11.1x and multiples of estimated 1995 net income ranged from 5.2x to 9.5x. In reviewing the above AAG Comparable Company multiples as they relate to the comparable financial statistics of AAG, Furman Selz placed greater emphasis on estimated 1995 net income multiples. AAG's implied 1995 estimated net income multiple fell within the range of the Comparable Company multiples, supporting its public market valuation.


     Furman Selz also evaluated acquisitions currently pending or completed during the last 5 years of selected U.S. annuity insurance or related companies (the "Acquired Annuity Insurance Companies"). None of such acquisitions took place under market conditions or competitive conditions or circumstances that were directly comparable to those of the Acquisition, and each of the Acquired Annuity Insurance Companies is distinguishable from AAG in certain respects. Furman Selz calculated a range of market multiples based on the ratio of the purchase price to trailing twelve months net income excluding realized gains, purchase price to the latest reported stated book value and the adjusted purchase price (offer price plus latest reported total debt and preferred stock) to the latest fiscal year end reported statutory surplus (including Asset Valuation Reserve and Interest Maintenance Reserve) for each Acquired Annuity Insurance Company. Multiples of purchase price to trailing twelve months net income excluding realized gains ranged from 7.2x to 22.9x and purchase price to the latest reported stated book value ranged from 0.8x to 2.0x. Multiples of the adjusted purchase price to the latest fiscal year end reported statutory surplus (including Asset Valuation Reserve and Interest Maintenance Reserve) ranged from 0.9x to 2.2x. In applying these ranges of multiples to the appropriate financial data of AAG, Furman Selz placed greater emphasis on the multiples of trailing twelve months net income excluding realized gains. AAG's implied trailing twelve months net income (excluding realized gains) multiple fell within the range of the Acquired Annuity Insurance Company multiples, supporting its public market valuation.



     The above analyses considered in conjunction with AAG's business, operating and financial characteristics versus those of the AAG Comparable Companies and those of the Acquired Annuity Insurance Companies and AAG's historical trading range support AAG's December 1, 1994 stock price of $9.125.



     CHIQUITA BRANDS INTERNATIONAL, INC. Furman Selz reviewed: (i) the closing price of Chiquita common stock on December 1, 1994 ($13.00); (ii) the previous five year and 52-week trading ranges of Chiquita common stock ($10.00 to $50.75, and $10.125 to $19.375, respectively); (iii) relevant publicly available financial information on Chiquita, including Annual Reports, Form 10-Ks, Form 10-Qs, Form 8-Ks, Proxy Statements, stock prices, news releases and research reports; (iv) selected comparable publicly traded companies; and (v) selected acquisition transactions.



     In its comparable company analysis of Chiquita, Furman Selz compared selected historical, current and projected financial and operating results of Chiquita with the operating results of selected publicly traded companies that, in Furman Selz's judgment, were most closely comparable to Chiquita (the "Chiquita Comparable Companies"). The Chiquita Comparable Companies were chosen by Furman Selz as companies that possess general business, operating and financial characteristics representative of companies in the business in which Chiquita operates, although Furman Selz recognized that each of the Chiquita Comparable Companies is distinguishable from Chiquita in certain respects. Such Chiquita Comparable Companies consisted of: The Albert Fisher Group plc; Archer-Daniels-Midland Company; ConAgra, Inc.; CPC International Company; Dean Foods Company; Dole Food Company, Inc.; Fyffes PLC; Geest PLC; Perkins Foods plc; Stokely USA, Inc.; and Seneca Foods Corporation. Furman Selz considered, among other things: (i) selected balance sheet data; (ii) selected income statement data, including LTM revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest, taxes and amortization ("EBITA"), net income and earnings per share ("EPS"); and (iii) 1994 and 1995 EPS estimates made by research analysts.



     Furman Selz then calculated a range of market multiples for the Chiquita Comparable Companies by dividing the Total Market Capitalization as of December 1, 1994 for each Chiquita Comparable Company by, among other things, such company's LTM Revenue, LTM EBITDA, and LTM EBITA. Multiples of Total Market Capitalization to LTM Revenue ranged from 0.3x to 1.3x, Total Market Capitalization to LTM EBITDA ranged from 4.0x to 9.4x and Total Market Capitalization to LTM EBITA ranged from 5.2x to 19.5x. Furman Selz also calculated a range of multiples by dividing each of the Chiquita Comparable Company's equity price per share by the respective LTM EPS, estimated 1994 EPS and estimated 1995 EPS. Multiples of equity price per share to LTM EPS ranged from 9.1x to 17.4x, equity price per share to estimated 1994 EPS ranged from 5.8x to 16.4x and equity price per share to estimated 1995 EPS ranged from 5.3x to 14.7x.


     Furman Selz also evaluated acquisitions, currently pending or completed during the last five years, of selected food companies (the "Acquired Food Companies"). None of such acquisitions took place under market conditions or competitive conditions or circumstances that were comparable, and each of the Acquired

Food Companies is distinguishable from Chiquita in certain respects. Among the multiples reviewed by Furman Selz were the equity purchase prices as a multiple of historical net income, and the transaction values as a multiple of historical revenues, EBITDA and EBITA. Multiples of equity purchase prices to historical net income ranged from 9.3x to 26.7x. Multiples of transaction values to historical revenues ranged from 0.1x to 1.8x, transaction values to EBITDA ranged from 3.8x to 10.7x and transaction values to EBITA ranged from 5.2x to 16.9x.



     Excluding Chiquita's implied LTM Net Income and estimated 1994 Net Income multiples, which were not meaningful due to Chiquita's operating difficulties, Chiquita's implied multiples were within the range of the multiples for the Chiquita Comparable Companies and the multiples for the Acquired Food Companies.



     After considering the adverse operating environment experienced by Chiquita since 1992 (see "RISK FACTORS--Certain Considerations Relating to AFC-Chiquita"), the distinctions between Chiquita and the Chiquita Comparable Companies and the Acquired Food Companies, as well as the fact that Furman Selz was advised by Chiquita management that it was not feasible to develop reliable projections of future operating results due to uncertainties regarding its business, and the extensive institutional ownership and research analyst coverage of Chiquita common stock, Furman Selz relied primarily on the closing stock price of Chiquita Common Stock on December 1, 1994 of $13.00 for its valuation analysis.



       Overall Analysis of AFC. Adding the implied valuation range for GAI of $1.3 billion to $1.8 billion to the valuation of AFC's other holdings of $233.5 million, Furman Selz derived a valuation range for AFC of $1,533.5 million to $2,033.5 million. The implied aggregate purchase price of $1.8 billion derived by applying the December 1, 1994 American Premier closing stock price to the Exchange Ratios falls within this valuation range, supporting Furman Selz's conclusion as to the fairness of the Exchange Ratios from a financial point of view to the American Premier Public Shareholders.


  Analyses Relating to American Premier


     Furman Selz reviewed: (i) the closing price of American Premier Common Stock on December 1, 1994 ($23.00 per share); (ii) the 52-week trading range of American Premier ($21.625 to $33.25); (iii) relevant publicly available financial information on American Premier, including Annual Reports, Form 10-Ks, Form 10-Qs, Form 8-Ks, Proxy Statements, stock prices, news releases and research reports; (iv) historical and projected results of operations provided by management; and (v) selected comparable publicly traded companies.



     In its comparable company analysis of American Premier, Furman Selz compared selected historical, current and projected financial and operating results of American Premier with the operating results of selected publicly traded workers compensation and non-standard automobile insurance companies that, in Furman Selz's judgment, were most closely comparable to American Premier (the "American Premier Comparable Companies"). The American Premier Comparable Companies were chosen by Furman Selz as companies that possess general business, operating and financial characteristics representative of companies in the property and casualty insurance industry in which American Premier operates, although Furman Selz recognized that each of the American Premier Comparable Companies is distinguishable from American Premier in certain respects. Such American Premier Comparable Companies included Argonaut Group, CII Financial, Citation Insurance, Fremont General, GEICO, Guaranty National, Integon, Mercury General, Progressive and Zenith National. Furman Selz considered, among other things: (i) selected balance sheet data (both on a statutory and GAAP accounting basis); (ii) operating statement data, including LTM net income excluding realized gains; (iii) 1994 and 1995 net income estimates made by research analysts; and (iv) historical trading ranges of the American Premier Comparable Companies' stocks. In addition, Furman Selz analyzed the return on average common shareholders equity for these companies.


     Furman Selz then calculated a range of market multiples for the American Premier Comparable Companies by dividing the Total Market Capitalization (total common shares outstanding multiplied by closing market price per share or "Equity Market Capitalization," plus total debt and minority interest minus equity in investee companies, cash and cash equivalents) as of December 1, 1994 for each American Premier Comparable Company by such company's statutory surplus as reported on December 31, 1993 and book capitalization adjusted for a mark-to-market of its investment portfolio as of September 30, 1994. Non-standard automobile insurance company multiples of Total Market Capitalization to statutory surplus ranged from 1.8x to 4.5x, and multiples of Total Market Capitalization to adjusted book capitalization ranged from 1.2x to 2.1x. Workers compensation company multiples of Total Market Capitalization to statutory surplus ranged from 0.5x to 4.0x, and multiples of Total Market Capitalization to adjusted book capitalization ranged from 0.9x to 1.3x. Furman Selz also calculated a range of market multiples by dividing each of the American Premier Comparable Company's respective Equity Market Capitalization as of December 1, 1994 by its respective book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio as of September 30, 1994. Non-standard automobile insurance company multiples of Equity Capitalization to book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio ranged from 1.3x to 13.0x. Workers compensation company multiples of Equity Capitalization to book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio ranged from 0.5x to 1.7x. Finally, Furman Selz calculated a range of multiples by dividing each of the American Premier Comparable Company's Equity Market Capitalization by each company's estimated 1994 net income and estimated 1995 net income. Non-standard automobile insurance company multiples on estimated 1994 net income ranged from 7.5x to 17.0x and multiples on estimated 1995 net income ranged from 6.8x to 14.3x. Workers compensation company multiples on estimated 1994 net income ranged from 5.4x to 11.3x and multiples on estimated 1995 net income ranged from 3.5x to 10.0x.



     American Premier's Equity Market Capitalization multiples for estimated 1994 and 1995 EPS were at the high end of the range of equivalent multiples for the American Premier Comparable Companies. American Premier's Equity Market Capitalization multiples for book value, book value adjusted for a mark-to-market of its investment portfolio, tangible book value and tangible book value adjusted for a mark-to-market of its investment portfolio were generally at the low end of the range of equivalent multiples for the American Premier Comparable Companies, reflecting the low current return generated by the large cash position (in excess of $820 million at September 30, 1994) on American Premier's balance sheet.



     Furman Selz reviewed the stock price performance of American Premier during the one year period from December 2, 1993 to December 1, 1994 and noted that the December 1, 1994 closing price of $23.00 per share was 31% below the year high of $33.25 and 6% above the year low of $21.625. In assessing the impact of American Premier's stock price on the fairness of the Exchange Ratios, Furman Selz considered: (i) the overall decline in the common stock prices of comparable insurance companies during that period and the impact thereof on the implied equity valuation of AFC; (ii) the effective retirement following the Acquisition of the New American Premier shares representing the American Premier shares currently held by AFC; and (iii) the fact that, net of the retirement of New American Premier shares held by AFC, only 18.8% of the total net consideration of $1.4 billion is being issued in the form of New American Premier common stock.


     Furman Selz is a nationally recognized investment banking firm engaged in, among other things, the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Furman Selz has substantial experience in merger and acquisition transactions and is familiar with American Premier. In the ordinary course of its business, Furman Selz may actively trade in the equity and debt securities of AFC and American Premier for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities for the accounts of its customers, the firm and/or the officers of the firm. Furman Selz acted as financial advisor to American Premier in connection with its exploration of various strategic alternatives which resulted in the Board of Directors' determination to explore the Acquisition. In connection with such services, American Premier paid Furman Selz fees totalling $165,000.

     For its services as advisor to the Special Committee and pursuant to the terms of an engagement letter, American Premier has paid Furman Selz a $285,000 non-refundable retainer and a monthly non-refundable retainer of $150,000 for November and December 1994, and will pay Furman Selz (i) $4,500,000 (net of any retainer payments) on the earlier of termination of the engagement or June 30, 1995 provided that Furman

Selz has carried out its assignments through such date to the reasonable satisfaction of the Special Committee and (ii) an additional $2,335,000 upon the mailing of this Proxy Statement/Prospectus. American Premier also has agreed to reimburse Furman Selz for its out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Furman Selz and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the services rendered by Furman Selz under the engagement letter. The terms of the fee arrangement with Furman Selz were negotiated at arm's length between American Premier's management and Furman Selz. As previously noted, it is a condition to the closing that the Special Committee receive an updated opinion from Furman Selz as to the fairness from a financial point of view of the Exchange Ratios to the American Premier Public Shareholders. As of the date of this Proxy Statement/Prospectus, under the above described fee structure Furman Selz is entitled to receive its entire fee (subject to the conditions set forth above) regardless of whether it provides this updated opinion. Therefore, the Special Committee believes that Furman Selz is free of any conflict of interest in this regard. The Special Committee did note that approximately one-third of Furman Selz's fee was dependent upon the mailing of this Proxy Statement/Prospectus and, thus, in effect, upon the giving of the opinion included herein, and that this aspect of the fee structure could be viewed as a conflict of interest.


ACCOUNTING TREATMENT

     For financial reporting purposes, the Acquisition will be accounted for as a purchase type business combination with American Premier being treated as the acquired company. As a result, a portion of the carrying values of American Premier's net assets will be adjusted to fair market value. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."

                   TRANSACTIONS INVOLVING INTERESTED PERSONS

     Certain employees of AFC, including those persons named in the Executive Compensation Table of AFC included in its Form 10-K, attached as Annex C, participate in AFC's Book Value Incentive Plan (the "Incentive Plan"), which was established in 1980. The Incentive Plan generally provides for the granting of Units measured by an adjusted book value of AFC Common Stock at the time of grant with distributions based on the increase in the value of the Units to the date of exercise to the extent vested. The Incentive Plan, which is approximately 95% vested currently, will terminate upon completion of the Acquisition, at which time full vesting will be granted and payments are expected to be made in cash to holders of the Units. Payments to the named persons and all other participants are anticipated to be approximately as follows:

                                    NAME                                   PAYMENT
                                    ----                                   -------
        Carl H. Lindner..............................................        -0-
        Ronald F. Walker.............................................  $   9.22 million
        Carl H. Lindner III..........................................      5.95 million
        S. Craig Lindner.............................................      5.95 million
        James E. Evans...............................................      1.48 million
        All Other Participants.......................................     27.29 million

     Robert D. Lindner, brother of Carl H. Lindner, other members of Robert D. Lindner's family and Carl H. Lindner's sons hold options to purchase a total of 762,500 shares of AFC Common Stock at a current exercise price of approximately $11.30 per share, which will be exercised immediately prior to the consummation of the Acquisition. Those members of Robert D. Lindner's family also have the ability to require AFC to purchase the 1,533,767 shares of AFC Common Stock owned by them and the equity in such options based on AFC's adjusted book value per share, as calculated under the Incentive Plan. The purchase price for all shares and options covered by their sale right amounted to $37.8 million at September 30, 1994. Upon completion of the Acquisition this right will be extinguished.


     Options to purchase American Premier Common Stock will become options to purchase New American Premier Common Stock on a share-for-share basis maintaining the same exercise price, terms and conditions as now exist. Persons named in the Summary Compensation Table in American Premier's Proxy Statement for its 1994 Annual Meeting of Shareholders, incorporated herein by reference, hold those options as follows:

                                                                                 VALUE OF UNEXERCISED
                                                                                     IN-THE-MONEY
                                         NUMBER OF UNEXERCISED OPTIONS         OPTIONS AT SEPTEMBER 30,
                                             AT SEPTEMBER 30, 1994                      1994(1)
                                        -------------------------------     -------------------------------
                 NAME                   EXERCISABLE       UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
                 ----                   -----------       -------------     -----------       -------------
Carl H. Lindner.......................    620,904             83,636        $ 3,675,229         $ 329,661
Carl H. Lindner III...................    239,180            411,270            601,095           901,643
Neil M. Hahl..........................    288,965             70,182          1,459,261           324,014
Robert W. Olson.......................    251,954             61,818          1,236,986           282,523

- ---------------
(1) Based on the closing price of American Premier Common Stock on the NYSE on September 30, 1994 of $26.75.


                  CERTAIN LITIGATION REGARDING THE ACQUISITION



     AFC, American Premier and the directors of American Premier are defendants in six class actions and one derivative action pending in the Court of Common Pleas of Hamilton County, Ohio and two class actions pending in the Court of Common Pleas of Philadelphia County, Pennsylvania. These actions were filed following the December 12, 1994 public announcement of the signing of the Acquisition Agreement. The eight class actions are: Romie Shapiro v. Carl H. Lindner, et al., Case No. A9406195, filed December 12, 1994; Karen Schiff, Custodian, v. Carl H. Lindner, et al., Case No. A9406196, filed December 12, 1994; Nina Rosinek v. Carl H. Lindner, et al., Case No. A9406205, filed December 12, 1994; Terry A. Goldberg v. Carl H. Lindner, et al., Case No. 9412-0035, filed December 12, 1994 in the Court of Common Pleas of Philadelphia County, Pennsylvania; Harry Lewis v. American Premier Underwriters, Inc., Case No. A9406218, filed December 13, 1994; Helen Foster v. Carl H. Lindner, et al., Case No. A9406219, filed December 13, 1994; Harry Polikoff v. Carl H. Lindner, et al., Case No. A9406278, filed December 15, 1994; and David Rowitt v. American Premier Underwriters, Inc., et al., Case No. 9412-0101, filed December 23, 1994 in the Court of Common Pleas of Philadelphia County, Pennsylvania. The shareholder derivative complaint has been filed under the caption Sanford Seplow
v. Carl H. Lindner, et al., Case No. A9406217, filed December 13, 1994. Counsel for all parties have agreed upon an order of consolidation pursuant to which all of the actions pending in Ohio are expected to be consolidated under the caption In Re: American Premier Underwriters, Inc. Litigation, Consolidated Case No. A9406195 (the "Consolidated Action"). The first filed Pennsylvania action is stayed pending resolution of the Consolidated Action; counsel for defendants are pursuing a similar stay of the second filed Pennsylvania action.



     The actions generally allege that the Acquisition Agreement would result in self-dealing transactions which dilute the equity interests of American Premier shareholders, and involve the purchase of AFC at a price which is excessive and unfair to American Premier Public Shareholders. The actions also allege, among other things, that: (1) AFC and persons affiliated with AFC will benefit disproportionately at the expense of American Premier Public Shareholders if the Acquisition is completed; (2) the exchange ratio of 1.45 shares of New American Premier Common Stock for each share of AFC Common Stock is excessive and unfair in view of the one-to-one exchange ratio for holders of shares of American Premier Common Stock; (3) the transaction between American Premier and AFC is not being negotiated at arms-length, but has been initiated and pursued without adequate corporate and procedural safeguards to protect the interest of American Premier Public Shareholders; (4) the price being paid for AFC does not reflect the true value of American Premier; (5) the defendants have not taken appropriate steps to explore alternative transactions and acquisitions by American Premier, which would be superior to the AFC transaction and which would maximize the value of the shares held by American Premier Public Shareholders;
(6) the transaction is inconsistent with American Premier's stated corporate strategy of divesting itself of non-insurance holdings; (7) the directors of American Premier and AFC have breached their fiduciary duties by negotiating the transaction without the benefit of truly independent negotiations and valuations, and by failing to require approval of the transaction by a majority of the American Premier Public Shareholders; (8) the transaction constitutes a waste of corporate assets, serves no legitimate business purpose of American Premier and constitutes an attempt by AFC and the defendants to benefit themselves at the expense of American Premier; (9) the defendants have violated their fiduciary relationships of good faith, fair dealing, due care, loyalty and full and adequate disclosure; (10) the shareholders of American Premier do not share in the benefits to the shareholders of AFC of the tax-free nature of the transaction; and (11) the American Premier Public Shareholders will receive no control premium in the transaction.



     All of the actions seek to (1) enjoin preliminarily and permanently the Acquisition until full disclosure of all material facts has been made; (2) establish an independent special committee to evaluate the terms of the proposed merger; (3) require defendants to take all steps necessary to maximize shareholder value; and (4) recover unspecified compensatory and rescissory damages and court costs and attorneys' fees.



     The date for filing answers has been continued until after the filing of an amended, consolidated complaint.



     American Premier and AFC believe that this litigation is without merit.


                           THE ACQUISITION AGREEMENT


     The Acquisition Agreement provides for American Premier to acquire AFC through mergers resulting in American Premier and AFC each becoming subsidiaries of New American Premier. Newly formed wholly-owned subsidiaries of New American Premier will be merged into American Premier and AFC with American Premier and AFC being the surviving corporations. The following description of the Acquisition Agreement is not complete and is qualified in its entirety by reference to the Acquisition Agreement which is attached as Annex A as a part of this Proxy Statement/Prospectus.


VOTING ON THE ACQUISITION


     Under the Pennsylvania Business Corporation Law and the Articles of Incorporation of American Premier, the affirmative vote of a majority of the votes cast by the holders of American Premier Common Stock at the Special Meeting is required to approve the Acquisition. AFC and its subsidiaries will vote their approximately 43.1% of American Premier Common Stock in favor of the Acquisition. All of the common shareholders of AFC, which is a private corporation, have agreed to vote in favor of AFC's entering into the Acquisition Agreement.


EFFECTIVE TIME OF THE ACQUISITION


     If approved by American Premier shareholders and if all other conditions to the completion of the Acquisition are either waived or satisfied, the Acquisition will be consummated through the filing of merger documents with the Secretaries of State of Pennsylvania and Ohio, at which time it will become effective. The closing of the Acquisition may be delayed beyond the date of the Special Meeting (but not later than June 30, 1995) pending receipt of the requested private letter ruling described below under "Tax Ruling; Possible Effect on Lindner Family Ownership."


EFFECT ON COMMON STOCK

     Each outstanding share of American Premier Common Stock will be converted into one share of New American Premier Common Stock, and each outstanding share of AFC Common Stock will be converted into 1.45 shares of New American Premier Common Stock.

EFFECT ON PREFERRED STOCK

     As a result of the Acquisition, each outstanding share of American Premier preferred stock will be converted into one share of New American Premier preferred stock of a class and series having terms identical in all material respects to the applicable class and series of American Premier stock so converted. All outstanding shares of AFC preferred stock will remain outstanding after the Acquisition without alteration, except that holders of AFC Series F and Series G Preferred Stock will be granted voting rights equal to approximately 21% of the total voting power of AFC.



CONDITIONS


     The respective obligations of New American Premier, American Premier and AFC to effect the Acquisition are subject to the satisfaction of certain conditions prior to its effectiveness. These include:

          a. approval of the Acquisition by a majority of the votes cast by the holders of American Premier Common Stock at the Special Meeting;

          b. the absence of any injunction or other court ruling or any regulatory or governmental action which would prevent consummation of the Acquisition;

          c. the authorization for listing on the NYSE of the New American Premier Common Stock issuable in the Acquisition;

          d. either the receipt of a favorable tax ruling that the Acquisition qualifies as a reverse acquisition with the consequence that, for federal income tax purposes, the American Premier consolidated tax group will continue; or exchange of a sufficient number of shares of AFC Common Stock into shares of AFC preferred stock that such a ruling is not required (See "TAX CONSEQUENCES");

          e. the receipt of a favorable opinion of counsel, that for federal income tax purposes, the Acquisition qualifies as a tax free exchange with respect to shareholders of American Premier Common Stock and AFC Common Stock and that such shareholders' basis and holding period will be the same for their shares of New American Premier Common Stock as for the American Premier Common Stock and AFC Common Stock held at the time of the Acquisition;

          f. all filings required to be made, and all consents, approvals, permits and authorizations required to be obtained from, governmental and regulatory authorities in connection with the Acquisition and the consummation of the transactions contemplated thereby having been made or obtained without conditions, except where the failure to obtain such consents, approvals, permits and authorizations or the imposition of conditions could not reasonably be expected to have a material adverse effect on (i) AFC and its subsidiaries taken as whole or (ii) American Premier and its subsidiaries taken as a whole; and

          g. the exercise for cash of all outstanding options to purchase AFC Common Stock.

     In addition, the Special Committee shall have received an opinion of Furman Selz as of the closing that the Exchange Ratios are fair to American Premier Public Shareholders from a financial point of view.

AMENDMENT AND TERMINATION

     At any time prior to its effectiveness, the parties to the Acquisition Agreement may mutually modify or terminate it except that, after it is approved by the holders of American Premier Common Stock, no amendment may be made which changes the consideration payable to shareholders of American Premier or AFC or makes any other change which would require approval by shareholders of American Premier or AFC. In addition, the Acquisition Agreement provides that any condition to any party's obligations may, at any time prior to effectiveness of the Acquisition, be waived by such party in whole or in part. In addition, approval of the Special Committee will be required to amend, terminate or waive any of American Premier's rights under the Acquisition Agreement.

     The Acquisition Agreement may be terminated at any time prior to its effectiveness by any party if the transactions have not been consummated prior to June 30, 1995, except that a party who is in breach of its obligations shall not have the unilateral right to terminate the Acquisition Agreement. The Acquisition Agreement may be terminated by American Premier if any event occurs which has or may affect materially and adversely the condition of AFC, its subsidiaries and affiliates, taken as a whole, or by AFC if similar developments have affected or may affect materially and adversely the condition of American Premier and its subsidiaries taken as a whole. For these purposes a material and adverse effect on the condition of AFC shall not be deemed to occur solely as a result of market fluctuations in the trading value of common stock of any of American Premier, AAG, Chiquita or Citicasters, nor shall a material adverse effect on the condition of American Premier be deemed to occur solely as a result of market fluctuations in the trading value of American Premier Common Stock. American Premier may also terminate the Acquisition Agreement prior to effectiveness if the Special Committee of its Board of Directors determines that, as a result of an event or condition not directly caused by American Premier, the Acquisition Agreement should be terminated pursuant to the exercise of their fiduciary duties in accordance with applicable law.

REGULATORY MATTERS


     Consummation of the Acquisition is subject to compliance with change-in-control regulations administered by the insurance departments of Ohio, California and certain other states; clearance under the Hart-Scott-Rodino Antitrust Improvements Act; and consents with respect to broadcast licenses held by Citicasters. Under the Acquisition Agreement, the parties have agreed to make all required filings with governmental or regulatory authorities as promptly as practicable.


TRANSFERABILITY OF NEW AMERICAN PREMIER COMMON STOCK TO BE RECEIVED IN THE ACQUISITION


     In the Acquisition, American Premier Public Shareholders will receive New American Premier Common Stock which has been registered with the Securities and Exchange Commission. Accordingly, that stock will be freely transferable by such persons. Members of the Lindner Family, the directors of New American Premier and certain of its executive officers will only be able to sell their stock in public transactions pursuant to another registration or in limited amounts under Rule 144 under the Securities Act. There will be no period of time during which the New American Premier Common Stock must be held prior to commencement of sales by any such person.



TAX RULING; POSSIBLE EFFECT ON LINDNER FAMILY OWNERSHIP



     The Acquisition Agreement provides that a portion of the AFC Common Stock otherwise to be converted into New American Premier Common Stock will instead be exchanged prior to the closing of the Acquisition for a new issue of AFC non-voting preferred stock if the requested Internal Revenue Service ruling has not been received to the effect that the consolidated tax group for which New American Premier will be the common parent will be considered for federal income tax purposes to be a continuation of the American Premier Consolidated Group. See "TAX CONSEQUENCES--Certain Tax Consequences to American Premier and AFC." American Premier anticipates that the ruling will be received. However, should an unfavorable response to the request for ruling be received or if no favorable response is received by June 30, 1995, and all other conditions regarding the closing of the Acquisition have been met, the Acquisition Agreement provides that, unless other arrangements are made, the transaction would be closed with the exchange of AFC non-voting preferred stock in lieu of New American Premier Common Stock to the extent required to maintain the continuation of such consolidated tax treatment.



     If AFC preferred stock is required to be issued, it will have a liquidation value which equals the value of the shares of New American Premier Common Stock which would have been received, which will be based on the trading value of American Premier Common Stock for the ten trading days prior to the closing. The annual dividend rate of such AFC preferred stock will be equal to the average yield per share on AFC Series F Preferred Stock for the ten trading days prior to the closing. While it is not possible to determine at this time how many shares of such AFC preferred stock may be issued, if any, if any shares had been issued on January 19, 1995, the liquidation value would be $25.15 per share and the annual dividend rate would be $2.69 per share.



     The general effect of exchanging AFC Common Stock for AFC preferred stock would be to reduce the number of shares of New American Premier Common Stock to be outstanding and the percentage of that common stock to be owned by the Lindner Family. See Note (i) to the Unaudited Pro Forma Financial Information.

ABSENCE OF APPRAISAL RIGHTS

     Under Pennsylvania and Ohio law, holders of American Premier Common Stock and AFC Common Stock will not have the right to demand appraisal rights for their shares in connection with the Acquisition.

MISCELLANEOUS

     Whether or not the Acquisition is consummated, each party shall pay its own expenses in connection with the Acquisition.

                                TAX CONSEQUENCES


     The following is a discussion of the material U.S. federal income tax considerations relevant to shareholders of American Premier and AFC whose shares will be converted into shares of New American Premier Common Stock (collectively, the "Exchanging Shareholders"). The discussion is limited to U.S. federal income tax matters. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative rulings and pronouncements of the Internal Revenue Service ("IRS"), and judicial decisions, all as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect.



     The discussion of tax consequences to Exchanging Shareholders is limited to those Exchanging Shareholders that hold shares of common stock in American Premier or AFC (and that will hold New American Premier Common Stock as "capital assets," for U.S. federal income tax purposes). This discussion does not purport to address U.S. federal income tax consequences that may be applicable to particular categories of shareholders such as insurance companies, financial institutions, dealers in securities, persons with significant holdings of American Premier Common Stock or AFC Common Stock, and non-United States persons such as foreign corporations and nonresident alien individuals. This discussion does not address any tax considerations under the laws of any state, locality, or jurisdiction, or foreign country.


     A ruling has been sought from the IRS with respect to the application of the "reverse acquisition" provisions of the consolidated return Treasury regulations (discussed below). No other rulings have been sought with respect to any other aspect of the Acquisition, and there can be no assurance that the IRS will not successfully challenge the conclusions reached in this discussion. BECAUSE THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED BELOW MAY VARY DEPENDING UPON EACH SHAREHOLDER'S PARTICULAR TAX STATUS, AND UPON U.S. FEDERAL INCOME TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGE MAY BE RETROACTIVE IN EFFECT), SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTIONS.

TAX TREATMENT OF THE MERGER TRANSACTIONS

     The American Premier Merger. The transaction pursuant to which a transitory subsidiary of New American Premier merges with and into American Premier, with American Premier surviving and with the holders of American Premier Common Stock surrendering such stock solely in exchange for New American Premier Common Stock and the holder of American Premier preferred stock surrendering such stock solely in exchange for New American Premier preferred stock, will be treated for federal income tax purposes as if the American Premier shareholders transferred their American Premier Common Stock or American Premier preferred stock directly to New American Premier in exchange for New American Premier Common Stock or New American Premier preferred stock in a transaction qualifying under Section 351 of the Code. (The existence of the transitory subsidiary will be disregarded for tax purposes.) Accordingly, under
Section 351(a), no gain or loss will be recognized by such American Premier shareholders. No gain or loss will be recognized by either New American Premier or American Premier as a result of the merger.

     The AFC Merger. The transaction pursuant to which a transitory subsidiary of New American Premier merges with and into AFC, with AFC surviving and with the holders of AFC Common Stock surrendering such stock solely in exchange for New American Premier Common Stock plus cash in lieu of fractional shares, will be treated for federal income tax purposes as if the AFC shareholders transferred their AFC Common Stock directly to New American Premier in exchange for New American Premier Common Stock and cash in lieu of fractional shares, in a transaction qualifying under Section 351 of the Code. (The existence of the transitory subsidiary will be disregarded for tax purposes.) Accordingly, under Section 351(a), no gain or loss will be recognized by such AFC shareholders that receive solely New American Premier Common Stock. Taxable income will be recognized by an Exchanging Shareholder of AFC, however, if such shareholder receives cash in addition to New American Premier Common Stock but not in an amount in excess of the amount of the cash received. No gain or loss will be recognized by New American Premier or AFC as a result of the merger.

TAX BASIS OF NEW AMERICAN PREMIER STOCK

     Exchanging Shareholders of American Premier. The tax basis of an Exchanging Shareholder of American Premier in New American Premier Common Stock or New American Premier preferred stock received in the exchange will be the same as such Exchanging Shareholder's tax basis in the American Premier Common Stock or New American Premier preferred stock converted in the Acquisition.

     Exchanging Shareholders of AFC. The tax basis of an Exchanging Shareholder of AFC in New American Premier Common Stock received in the exchange generally will be the same as such Exchanging Shareholder's tax basis in the American Premier or AFC Common Stock converted in the Acquisition.

HOLDING PERIOD OF NEW AMERICAN PREMIER STOCK

     An Exchanging Shareholder's holding period in New American Premier Common Stock or New American Premier preferred stock received in the exchange will include the period during which such shareholder held the American Premier Common Stock or New American Premier preferred stock or AFC Common Stock that is converted in the Acquisition.

CERTAIN TAX CONSEQUENCES TO AMERICAN PREMIER AND AFC

     By reason of the Acquisition, American Premier will become a wholly-owned subsidiary of New American Premier and will join in filing consolidated federal income tax returns with New American Premier. It is anticipated that the acquisition of American Premier by New American Premier will constitute a "reverse acquisition" within the meaning of Treas. Reg. sec. 1.1502-75(d)(3), with the consequence that the consolidated group of which New American Premier will be the common parent will be considered for federal income tax purposes to be a continuation of the American Premier consolidated group. A ruling confirming this result has been sought from the IRS.


     In the event that such a ruling is not obtained, it is anticipated that a portion of the AFC Common Stock will be exchanged for shares of AFC preferred stock instead of New American Premier Common Stock prior to consummation of the Acquisition. Because AFC preferred stock received in this transaction will not be exchanged for New American Premier Common Stock, the value of the AFC Common Stock held by New American Premier would be less than if the preferred stock exchange had not occurred. AFC Common Stock would be so exchanged for AFC preferred stock only to the extent necessary to ensure that the Acquisition results in the continuation of the American Premier consolidated tax group pursuant to the reverse acquisition rule. Neither the holders of AFC Common Stock that exchange such stock for AFC preferred stock nor AFC should recognize gain or loss by reason of such exchange.


     As a result of the Acquisition, New American Premier will own all of the AFC Common Stock. It is anticipated, however, that AFC will not be includible in the consolidated tax group of which New American Premier is the common parent. (This result is expected regardless of whether a portion of the AFC Common Stock is exchanged for AFC preferred stock.) As a consequence, AFC will continue to file consolidated returns as the common parent of a separate consolidated tax group.

EXTENSION OF VOTING RIGHTS TO AFC'S SERIES F AND SERIES G PREFERRED STOCK

     Prior to the Acquisition (including the possible exchange of a portion of the outstanding AFC Common Stock for AFC preferred stock), permanent voting rights will be extended to the Series F and Series G preferred stock of AFC. Neither the holders of such preferred stock nor AFC should recognize gain or loss by reason of this event.

BACKUP WITHHOLDING

     Federal income tax backup withholding at a rate of 31% on dividends and proceeds from a sale, exchange, or redemption of New American Premier Common Stock will apply unless the holder (i) is a corporation or comes within certain other exempt categories (and, when required, demonstrates this fact) or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
GENERAL

     The accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements illustrate the estimated effects of the Acquisition of AFC on the historical Financial Statements of New American Premier.
The acquisition will be accounted for as a "purchase" type business combination with American Premier being treated as the acquired company because the former shareholders of AFC will acquire a majority of the voting shares and will effectively control New American Premier. The Unaudited Pro Forma Condensed Consolidated Balance Sheet at September 30, 1994 assumes that the Acquisition was consummated at that date. The Unaudited Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 1994 and the year ended December 31, 1993 were prepared assuming that the acquisition was consummated on January 1, 1993. The Unaudited Pro Forma Condensed Consolidated Financial Statements give effect to the issuance of 1.45 shares of New American Premier common stock for each share of common stock of AFC, the application of approximately $750 million of parent company investments of American Premier to reduce long-term debt (including assumed premiums) of American Premier and AFC, the payment of transaction costs and expenses and the revaluation of American Premier's net assets as described below.


     During the period December 14, 1994 through January 18, 1995, American Premier purchased 2.9 million shares of its common stock for $71.6 million pursuant to its stock repurchase program. The use of American Premier's cash and temporary investments for stock repurchases would reduce the amount of cash available for other purposes, including repayment of long-term debt. If the amount of cash used to repurchase shares is assumed to result in an equal reduction in the amount of debt repaid, the principal effect on the pro forma balance sheet would be an increase in the amount of outstanding debt and a decrease in common shareholders' equity, resulting in an increase in the percentage of debt to total capitalization. The principal effect on the pro forma income statement would be an increase in interest expense and a decrease in net income. However, earnings per share would increase because of the decrease in the number of shares outstanding. Finally, the ratio of earnings to fixed charges would be reduced as a result of the increase in interest expense. The amount of common stock repurchased through January 18, 1995 and the assumed related reduction in the amount of debt repurchased does not cause any material change to the pro forma financial statements, with the most significant change being an increase in the percentage of debt to total capitalization from approximately 40% to approximately 43%.



     The Unaudited Pro Forma Condensed Consolidated Financial Statements do not necessarily reflect the results of operations or the financial position of New American Premier which would have actually resulted had the proposed Acquisition occurred as of the dates indicated, nor should they be taken as indicative of the future results of operations or the future financial position of New American Premier. The Unaudited Pro Forma Condensed Consolidated Financial Statements of New American Premier should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations of AFC and American Premier included in their respective Annual Reports on Form 10-K for the year ended December 31, 1993 and Quarterly Reports on Form 10-Q for the nine months ended September 30, 1994, included or incorporated herein by reference.


     Since American Premier is the acquired company for financial reporting purposes, generally accepted accounting principles require that American Premier's historical net assets be adjusted to their fair market values at the date of the Acquisition. Because AFC owned approximately 40% of American Premier prior to the Acquisition, only that portion of American Premier's net assets that was attributable to American Premier Public Shareholders immediately prior to the acquisition (approximately 60%) are affected by such revaluation. For purposes of the Unaudited Pro Forma Condensed Consolidated Financial Statements, the revaluation of American Premier's net assets is based on a market value of $26.75 per share, which is the market price of the American Premier common stock on September 30, 1994. The actual adjustment of American Premier's historical net assets will be based on the per share fair market value of the American Premier stock at the closing date. In addition, New American Premier will be required to retain the accounting policies of AFC. Consequently, the accounting policy currently used by American Premier with respect to pre-reorganization matters (see Note 1 of Notes to Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 1993 of American Premier Underwriters, Inc. incorporated herein by reference) will not be available to New American Premier, but will continue to be available to American Premier in its separate company financial statements.

                          AMERICAN PREMIER GROUP, INC.

                              UNAUDITED PRO FORMA

                      CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1994

                                                                                                 NEW
                                              HISTORICAL                                      AMERICAN
                                               AMERICAN      HISTORICAL      PRO FORMA         PREMIER
                                               PREMIER          AFC         ADJUSTMENTS       PRO FORMA
                                              ----------     ----------     -----------       ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Insurance company investments...............   $ 1,773.3     $  6,580.2      $   (48.8)(a)    $ 8,304.7
Parent company investments..................       886.8           10.0         (815.8)(b)         81.0
Investment in investees.....................          --          850.9         (529.3)(c)        321.6
Loans receivable, real estate and other.....          --          796.8             --            796.8
                                               ---------     ----------      ---------        ---------
Total invested assets.......................     2,660.1        8,237.9       (1,393.9)         9,504.1
Cash........................................        32.9          172.8             --            205.7
Reinsurance recoverable and prepaid
  reinsurance...............................        51.5          913.9             --            965.4
Other receivables...........................       444.5          587.5             --          1,032.0
Goodwill....................................       397.4          174.4         (200.3)(d)        371.5
Other assets................................       581.2          382.5             --            963.7
                                               ---------     ----------      ---------        ---------
     Total assets...........................   $ 4,167.6     $ 10,469.0      $(1,594.2)       $13,042.4
                                               =========     ==========      =========        =========
LIABILITIES AND EQUITY
Unpaid losses and loss adjustment
  expenses..................................   $ 1,087.1     $  2,914.8      $      --        $ 4,001.9
Annuity policyholders' funds accumulated....          --        4,489.7             --          4,489.7
Policyholder dividends......................       120.0            7.6             --            127.6
Unearned premium............................       432.8          805.6             --          1,238.4
Minority interest...........................         4.8          107.2          173.7(e)         285.7
Debt........................................       503.6        1,080.7         (700.8)(f)        883.5
Accounts payable and other liabilities......       394.0          586.3          (10.0)(g)        970.3
                                               ---------     ----------      ---------        ---------
     Total liabilities......................     2,542.3        9,991.9         (537.1)        11,997.1
                                               ---------     ----------      ---------        ---------
Preferred stock.............................          --          168.4         (168.4)(e)           --
                                               ---------     ----------      ---------        ---------
Redeemable preferred stock..................          --            5.3           (5.3)(e)           --
                                               ---------     ----------      ---------        ---------
Common Stock subject to mandatory
  redemption................................          --           37.8          (37.8)(h)           --
Common Stock................................        47.6            0.9            9.0(h)          57.5
Capital surplus.............................       729.4             --           (3.4)(h)        726.0
Retained earnings...........................       864.1          236.3         (867.0)(h)        233.4
Net unrealized gains (losses) on
  investments...............................       (15.8)          28.4           15.8(h)          28.4
                                               ---------     ----------      ---------        ---------
     Common shareholders' equity............     1,625.3          303.4         (883.4)         1,045.3
                                               ---------     ----------      ----------       ---------
     Total liabilities and equity...........   $ 4,167.6     $ 10,469.0      $(1,594.2)       $13,042.4
                                               =========     ==========      =========        =========
Number of shares outstanding................        47.6                           9.9(i)          57.5
                                               =========                     =========        =========
Book value per share........................   $   34.14                                      $   18.18
                                               =========                                      =========
Debt to capitalization ratio................       23.7%                                          39.9%
                                               =========                                      =========

                          AMERICAN PREMIER GROUP, INC.

                              UNAUDITED PRO FORMA

                    CONDENSED CONSOLIDATED INCOME STATEMENT

                      NINE MONTHS ENDED SEPTEMBER 30, 1994


                                                                                                           NEW
                                                                                                        AMERICAN
                                                        HISTORICAL      HISTORICAL    PRO FORMA          PREMIER
                                                     AMERICAN PREMIER      AFC       ADJUSTMENTS        PRO FORMA
                                                     ----------------    --------    ------------      -----------
                                                           (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
INCOME
Property and casualty insurance premiums..........       $1,160.9        $1,013.6           --          $ 2,174.5
Investment income.................................          120.8           434.1       $(30.7)(j)          524.2
Realized gains (losses) on sales of securities....          (74.9)           43.1           --              (31.8)
Equity in net (losses) of investee corporations...             --            (8.8)         4.9(k)            (3.9)
Gains on sales of investee corporations...........             --             1.7           --                1.7
Sales of other products and services..............           97.5              --           --               97.5
Other income......................................             --            85.4           --               85.4
                                                         --------        --------       ------          ---------
                                                          1,304.3         1,569.1        (25.8)           2,847.6
                                                         --------        --------       ------          ---------
COSTS AND EXPENSES
Property and casualty insurance:
  Losses and loss adjustment expenses.............          799.0           710.6           --            1,509.6
  Commissions and other underwriting expenses.....          260.9           311.1           --              572.0
  Policyholder dividends..........................           67.6              --           --               67.6
Interest charges on:
  Annuity policyholders' funds....................             --           180.7           --              180.7
  Borrowed money..................................           39.9            87.1        (61.2)(l)           65.8
Cost of sales.....................................           53.9              --           --               53.9
Other operating and general expenses..............           66.6           197.1          6.0(m)           269.7
                                                         --------        --------       ------          ---------
                                                          1,287.9         1,486.6        (55.2)           2,719.3
                                                         --------        --------       ------          ---------
Earnings from continuing operations before income
  taxes...........................................           16.4            82.5         29.4              128.3
Income tax expense................................          (30.5)          (25.1)       (13.6)(n)          (69.2)
                                                          --------       --------       ------          ---------
Net earnings (loss) from continuing operations....          (14.1)           57.4         15.8               59.1
Dividends on preferred stock......................             --           (19.5)        19.5(m)              --
                                                         --------        --------       ------          ---------
Net earnings (loss) from continuing operations
  available for common shareholders...............       $  (14.1)       $   37.9       $ 35.3          $    59.1
                                                         ========        ========       ======          =========
Weighted average common shares outstanding........           48.2                          9.9(o)            58.1
                                                         ========                       ======          =========
Earnings (loss) per common share from continuing
  operations......................................       $  (0.29)                                      $    1.02
                                                         ========                                       =========
Ratio of Earnings to Fixed Charges(p).............            1.4                                             2.6
                                                         ========                                       =========

                          AMERICAN PREMIER GROUP, INC.

                              UNAUDITED PRO FORMA

                    CONDENSED CONSOLIDATED INCOME STATEMENT

                          YEAR ENDED DECEMBER 31, 1993


                                                                                   PRO FORMA ADJUSTMENTS
                                                                               ------------------------------
                                                                               DEDUCT 1ST QTR                          NEW
                                                         HISTORICAL               AMERICAN                          AMERICAN
                                                         AMERICAN   HISTORICAL   PREMIER IN                          PREMIER
                                                         PREMIER      AFC          AFC(Q)        ADJUSTMENTS        PRO FORMA
                                                         --------   --------   --------------    ------------     -------------
                                                         (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
INCOME
Property and casualty insurance premiums...............  $1,273.6   $1,494.8       $(254.0)             --          $ 2,514.4
Investment income......................................     168.1      601.9         (39.0)         $(41.0)(j)          690.0
Realized gains on sales of securities..................     123.3       82.3          (6.0)             --              199.6
Equity in net earnings (losses) of investee
  corporations.........................................        --       69.9          (2.0)          (91.7)(k)          (23.8)
Gains on sales of investee corporations................        --       83.2            --           (28.3)(r)           54.9
Gains (losses) on sales of subsidiaries................     (41.6)      75.3            --           (31.4)(r)            2.3
Sales of other products and services...................     198.3      152.1        (152.0)             --              198.4
Other income...........................................        --      161.2          (1.0)             --              160.2
                                                         --------   --------       -------          ------          ---------
                                                          1,721.7    2,720.7        (454.0)         (192.4)           3,796.0
                                                         --------   --------       -------          ------          ---------
COSTS AND EXPENSES
Property and casualty insurance:
  Losses and loss adjustment expenses..................     856.9    1,064.1        (187.0)             --            1,734.0
  Commissions and other underwriting expenses..........     288.3      449.8         (57.0)             --              681.1
  Policyholder dividends...............................      93.2         --            --              --               93.2
Interest charges on:
  Annuity policyholders' funds.........................        --      228.6            --              --              228.6
  Borrowed money.......................................      62.8      157.2         (17.0)          (81.6)(l)          121.4
Costs of sales.........................................      88.9      134.9        (135.0)             --               88.8
Other operating and general expenses...................     141.5      424.1         (44.0)            8.1(m)           529.7
                                                         --------   --------       -------          ------          ---------
                                                          1,531.6    2,458.7        (440.0)          (73.5)           3,476.8
                                                         --------   --------       -------          ------          ---------
Earnings from continuing operations before income
  taxes................................................     190.1      262.0         (14.0)         (118.9)             319.2
Income tax (expense) benefit...........................      52.6      (37.3)         (3.0)           37.1(n)            49.4
                                                         --------   --------       -------          ------          ---------
Net earnings from continuing operations................     242.7      224.7         (17.0)          (81.8)             368.6
Dividends on preferred stock...........................        --      (26.1)           --            26.1(m)              --
                                                         --------   --------       -------          ------          ---------
Net earnings from continuing operations available for
  common shareholders..................................  $  242.7   $  198.6       $ (17.0)         $(55.7)         $   368.6
                                                         ========   ========       =======          ======          =========
Weighted average common shares outstanding.............      48.2                                      7.0(o)            55.2
                                                         ========                                   ======          =========
Earnings per common share from continuing operations...  $   5.03                                                   $    6.68
                                                         ========                                                   =========
Ratio of Earnings to Fixed Charges(p)..................       3.8                                                         3.5
                                                         ========                                                   =========

                          AMERICAN PREMIER GROUP, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     (a) Represents the write-down of American Premier fixed maturity securities which are classified as held to maturity to market value at September 30, 1994.


     (b) Consists of the use of American Premier parent company investments which will be reclassified as "Available for Sale" in purchase accounting: (1) to retire outstanding debt (approximately $750 million including assumed premiums); (2) to pay AFC's obligations under the Incentive Plan (approximately $50 million) and (3) to pay other transaction related costs (approximately $25 million). These payments are partially offset by the receipt of approximately $9 million upon exercise of AFC stock options.


     (c) Elimination of AFC's investment in American Premier.

     (d) The adjustment to goodwill is determined as follows (in millions):

        Value of 28.9 million shares of American Premier owned by American
          Premier Public Shareholders, computed at $26.75 per share........  $  774.0
        Carrying value of American Premier stock owned by AFC at September
          30, 1994.........................................................     529.3
        Transaction costs..................................................      25.0
                                                                             --------
        Total amount to be allocated to the net assets of American
          Premier..........................................................   1,328.3
        American Premier shareholders equity at September 30, 1994.........   1,625.3
                                                                             --------
        Required adjustment to American Premier shareholders' equity.......  $  297.0
                                                                             ========
        Write-down of insurance investment portfolio to market value.......  $   48.8
        Write-up long-term debt to market value............................      47.9
        Required write-down of American Premier goodwill...................     200.3
                                                                             --------
                                                                             $  297.0
                                                                             ========

     The actual adjustments of American Premier historical assets and liabilities will depend, among other things, on the fair market value of its stock at the closing date. An increase or decrease from the $26.75 per share price used in these pro forma statements will result in a corresponding change (totalling $28.9 million for each $1.00 per share) in the common shareholders' equity of American Premier and an offsetting change by the same amount to the aggregate adjustment of net assets.

     (e) AFC preferred stock will remain outstanding and, accordingly, is reclassified to minority interest.


     (f) Consists of application of American Premier parent company investments to retire $723.9 million principal amount of American Premier and AFC long-term debt, and an increase of $23.1 million to state American Premier debt which is not assumed to be retired at its market value at September 30, 1994. For pro forma purposes, it is assumed that premiums in the amount of approximately $26.1 million will be required to retire the debt, and therefore, the total cash required is $750.0 million. The determination of which and how much of the AFC and American Premier debt issues will be repurchased, and whether such repurchases would be effected through redemption (where callable), tender or privately negotiated transactions will depend on various factors, including whether and to what extent the "Put Right" applicable to outstanding American Premier debt is exercised (see "RISK FACTORS -- Certain Consequences of the Acquisition -- Effect on Outstanding American Premier Debt"), the amount of funds expended in the American Premier share repurchase program referred to under "SUMMARY" and the terms of each such debt issue (including interest rate, maturity and redemption provisions, if any). The following table sets forth the principal outstanding debt issues at September 30, 1994 of AFC and American Premier and certain provisions thereof.

                                           PRINCIPAL
                                              AMOUNT
LONG TERM DEBT ISSUES                    OUTSTANDING       REDEMPTION PROVISIONS
- ---------------------                ------------------    ---------------------
                                    (SEPTEMBER 30, 1994)

AFC

  12 1/4% Debentures due 2003           $ 52 million       Redeemable at 102.5% in 1995,
                                                           101.25% in 1996, 100% thereafter
  12% Debentures due 1999               $134 million       Redeemable at par
     (includes Series A, B and BV)
  10% Debentures due 1999               $ 89 million       Redeemable at par
   9 3/4% Debentures due 2004           $204 million       Non-redeemable until 1999
   9 1/2% Subordinated Debentures       $  4 million       Redeemable at par
     due 1999

AFC SUBSIDIARIES

  11% Notes due 1998                    $150 million       Redeemable at par beginning
     (Great American Holding                               8/15/95
     Corporation)
  Floating Rate Notes due 1995          $ 50 million       Redeemable at par
     (Great American Holding
     Corporation)
  Bank Line of Credit                   $135 million       Redeemable at par
     (Great American Holding
     Corporation)
  Various Mortgage Loans                $ 59 million       Redeemable at par
     (Great American Insurance)
  11 1/8% Senior Subordinated           $104 million       Non-redeemable until 1998
     Notes
     due 2003
     (American Annuity Group,
     Inc.)
  9 1/2% Senior Notes due 2001          $ 59 million       Non-redeemable until 1997
     (American Annuity Group,
     Inc.)
  Other                                 $ 40 million

AMERICAN PREMIER

  10 7/8% Subordinated Notes due        $150 million       Non-redeemable. Following the
     2011                                                  Acquisition, holders would have a
                                                           put right to American Premier at
                                                           par if credit rating falls below
                                                           investment grade.
  10 5/8% Subordinated Notes due        $150 million       Non-redeemable. Following the
     2000                                                  Acquisition, holders would have a
                                                           put right to American Premier at
                                                           par if credit rating falls below
                                                           investment grade.
   9 3/4% Subordinated Notes due        $200 million       Non-redeemable. Following the
     1999                                                  Acquisition, holders would have a
                                                           put right to American Premier at
                                                           par if credit rating falls below
                                                           investment grade.


     (g) Represents the portion of the Incentive Plan which was previously accrued by AFC. See also Notes (b) and (h) of Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

     (h) Adjustments to shareholders' equity are comprised of the following (in millions):

                                       COMMON
                                       STOCK
                                     SUBJECT TO   COMMON   CAPITAL   RETAINED   UNREALIZED    TOTAL COMMON
                                     REDEMPTION   STOCK    SURPLUS   EARNINGS   GAIN (LOSS)      EQUITY
                                     ----------   ------   -------   --------   -----------   ------------
Historical Amounts for American
  Premier..........................    $  0.0     $(47.6)  $(729.4)   $(864.1)     $15.8        $(1,625.3)
Value of New American Premier
  Shares Issued....................     (37.8)     48.0      726.0       37.8        0.0            774.0
Call Premiums on AFC Debt Assumed
  Retired..........................       0.0       0.0        0.0       (1.1)       0.0             (1.1)
Accrual of Additional
  Expense -- AFC Incentive Plan....       0.0       0.0        0.0      (39.6)       0.0            (39.6)
Proceeds of Assumed Exercise of AFC
  Stock Options....................       0.0       8.6        0.0        0.0        0.0              8.6
                                       ------     -----    -------    -------      -----        ---------
                                       $(37.8)    $ 9.0    $  (3.4)   $(867.0)     $15.8        $  (883.4)
                                       ======     =====    =======    =======      =====        =========

     Certain members of the Lindner Family who in the aggregate owned 1.5 million shares of AFC Common Stock at December 31, 1993 have the right to require AFC to redeem such shares at a stipulated value. Since these shares would be converted into New American Premier Common Stock, this amount is included in Common Shareholders' Equity for pro forma purposes.

     (i) Represents the net increase in New American Premier common shares outstanding, comprised of 28.6 million shares issued in the merger of a subsidiary of New American Premier with AFC pursuant to which each share of AFC common stock would be converted into 1.45 shares of New American Premier Common Stock, reduced by 18.7 million shares held by AFC or its subsidiaries, which will be accounted for as treasury shares by New American Premier after the Acquisition.


     The following table sets forth information regarding ownership by the Lindner Family of American Premier Common Stock at January 18, 1995 and ownership by the Lindner Family of New American Premier Common Stock upon consummation of the Acquisition:



      HISTORICAL
       AMERICAN                    PRO FORMA
        PREMIER              NEW AMERICAN PREMIER
- -----------------------     -----------------------
NUMBER OF      PERCENT      NUMBER OF      PERCENT
  SHARES       OF CLASS       SHARES       OF CLASS
- ----------     --------     ----------     --------
18,666,614(1)   43.1 %(2)   28,613,890(3)   53.7 %(2)


- ---------------


(1) The shares listed are held by subsidiaries of AFC (of which Carl H. Lindner may be deemed to be the beneficial owner), but do not include 893,721 shares of American Premier Common Stock purchasable by Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner through exercise of the vested portions of stock options held by them.



(2) Does not include the 1,375,162 shares set aside at January 18, 1995 for issuance to certain pre-reorganization creditors and other claimants under the 1978 Plan of Reorganization of American Premier's predecessor which, if included, would change such percentages to 41.7% (historical) and 52.3% (pro forma).



(3) The 19,733,717 shares of AFC Common Stock which will be outstanding immediately prior to the Acquisition will be converted (1.45 for 1) into 28,613,890 shares of New American Premier Common Stock. The shares listed do not include 893,721 shares of New American Premier Common Stock that would be purchasable by Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner through vested portions of stock options which would be substituted for an equal number of American Premier vested stock options held by them prior to the Acquisition.




     If the ruling described in "THE ACQUISITION AGREEMENT--Tax Ruling; Possible Effect on Lindner Family Ownership" is not obtained, the Lindner Family will be required to take shares of AFC preferred stock in lieu of a portion of the shares of New American Premier Common Stock which they would otherwise have received, sufficient to increase the American Premier Public Shareholders' shareholdings of New American Premier to more than 50% as computed for tax purposes. The issuance of AFC preferred stock would reduce the amount of earnings available for holders of New American Premier Common Stock. The amount of AFC preferred stock to be issued, if any, and the related effect on earnings available for New American Premier common shareholders is not determinable at this time.


     (j) Reflects the estimated decrease in investment income resulting from the use of American Premier parent company investments to retire debt, to pay AFC obligations under the Incentive Plan, and to pay transaction related costs, partially offset by an increase in investment income ($3.7 million for the nine months ended September 30, 1994 and $4.9 million the year ended December 31,
1993) from the amortization of the write-down of the American Premier fixed maturity securities.

     (k) Reflects the elimination of AFC's equity in earnings of American
Premier.

     (l) Reflects the estimated decrease in interest expense resulting from the repurchase or retirement of debt and the amortization of the market value adjustment applicable to the American Premier debt which is not retired ($2.5 million for the nine months ended September 30, 1994 and $3.3 million the year ended December 31, 1993).

     (m) Reflects the estimated reduction in operating and general expenses which are expected to result from the Acquisition ($9.7 million for the nine months ended September 30, 1994 and $13.0 million the year ended December 31,
1993) and the reduction of goodwill amortization ($3.8 million for the nine months ended September 30, 1994 and $5.0 million the year ended December 31,
1993). Also includes expenses related to AFC preferred dividends ($19.5 million for the nine months ended September 30, 1994 and $26.1 million for the year ended December 31, 1993).

     (n) The adjustment to the tax provision represents the statutory federal rate applied to the estimated adjustments to pre-tax income excluding amortization of goodwill and other permanent items.

     (o) Net income per share for the nine months ended September 30, 1994 is calculated based on the assumption that 58.1 million shares were outstanding during the entire period reflecting the 9.9 million increase in shares explained in note (i) above. Net income per share for the year ended December 31, 1993 is calculated based on the assumption that 55.2 million shares were outstanding during the entire year. In August 1993, AFC sold 4.5 million American Premier shares to the public. For pro forma purposes these shares are considered to be treasury shares for the period January 1, 1993 through the date of sale. Accordingly, the pro forma increase in shares is reduced to 7.0 million.


     (p) For purposes of calculating the Ratio of Earnings to Fixed charges, "earnings" have been computed by adding to earnings from continuing operations before income taxes total fixed charges and the minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of investees. Fixed charges include interest (excluding interest on annuity policyholders' funds), amortization of debt discount and expense, preferred stock dividend requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor.



     (q) Reflects the elimination of American Premier first quarter results from AFC results. During the first quarter 1993, AFC owned more than 50% of American Premier and, accordingly, consolidated American Premier. In anticipation of a reduction in AFC's ownership of American Premier below 50%, AFC ceased accounting for American Premier as a subsidiary following the 1993 first quarter.



     (r) Reflects the elimination of the gain on sale of American Premier shares held by AFC ($28.3 million) and a recorded gain on the sale of NSA Companies to American Premier by AFC ($31.4 million).

                            SUPPLEMENTAL INFORMATION


     During 1993 and 1994 AFC and American Premier both reported certain transactions involving disposition of their ownership interests in subsidiaries, affiliates and certain other operations and gains and losses on the sales of investments. Management believes that results including these transactions are not indicative of future results of operations and, accordingly, the following supplemental pro forma information, which excludes the results of such transactions, is provided.

NINE MONTHS ENDED SEPTEMBER 30, 1994:

                                                                                                          NEW
                                                         HISTORICAL                                    AMERICAN
                                                          AMERICAN      HISTORICAL      PRO FORMA       PREMIER
                                                          PREMIER          AFC         ADJUSTMENTS     PRO FORMA
                                                         ----------     ----------     -----------     ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
Pre-tax earnings from continuing operations excluding
  gains and losses.....................................    $ 91.3         $   63.9       $  29.4        $ 184.6
Income tax expense.....................................     (34.6)           (24.0)        (13.6)         (72.2)
Dividends on preferred stock...........................        --            (19.5)         19.5             --
                                                           ------          -------       -------        -------
Earnings from continuing operations available for
  common shareholders excluding gains and losses.......    $ 56.7         $   20.4       $  35.3        $ 112.4
                                                           ======         ========       =======        =======
Weighted average common shares outstanding.............      48.2                            9.9           58.1
                                                           ======                        =======        =======
Earnings per share excluding gains and losses..........    $ 1.17                                       $  1.93
                                                           ======                                       =======
Ratio of Earnings to Fixed Charges
  (excluding gains and losses).........................       3.1                                           3.2
                                                           ======                                       =======


YEAR ENDED DECEMBER 31, 1993:



                                                                        PRO FORMA ADJUSTMENTS
                                                                   --------------------------------
                                                                   DEDUCT 1ST QTR                           NEW
                                       HISTORICAL                     AMERICAN                           AMERICAN
                                       AMERICAN     HISTORICAL       PREMIER IN                           PREMIER
                                       PREMIER         AFC               AFC           ADJUSTMENTS       PRO FORMA
                                       --------     ----------     ---------------     ------------     -----------
                                                    (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
Pre-tax earnings from continuing
  operations excluding gains and
  losses.............................   $108.4        $ 65.2           $(8.0)            $(59.2)          $106.4
Income tax expense...................    (41.4)        (28.1)            3.7               16.2            (49.6)
Dividends on preferred stock.........       --         (26.1)             --               26.1               --
                                        ------        ------           -----             ------           ------
Earnings from continuing operations
  available for common shareholders
  excluding gains and losses.........   $ 67.0        $ 11.0           $(4.3)            $(16.9)          $ 56.8
                                        ======        ======           =====             ======           ======
Weighted average common shares
  outstanding........................     48.2                                              7.0             55.2
                                        ======                                           ======           ======
Earnings per share excluding gains
  and losses.........................   $ 1.39                                                            $ 1.03
                                        ======                                                            ======
Ratio of Earnings to Fixed Charges
  (excluding gains and losses).......      2.6                                                               2.1
                                        ======                                                            ======

                         DESCRIPTION OF CAPITAL STOCKS

NEW AMERICAN PREMIER

     The following description is a summary and is qualified in its entirety by the provisions of New American Premier's Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law.


     The total number of authorized shares of New American Premier Common Stock will be 200,000,000. There are 10 shares of New American Premier Common Stock issued and outstanding. Following the Acquisition, New American Premier will have approximately 54.0 million shares of Common Stock issued and outstanding and approximately 1.4 million shares issuable pursuant to the 1978 Plan of Reorganization of American Premier's predecessor. In addition, approximately 500,000 shares will be reserved for optional conversion of preferred stock and approximately 5.1 million shares will be reserved for issuance upon exercise of stock options. Holders of New American Premier Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. New American Premier common shareholders have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.


     Subject to preferences which may be granted to holders of Preferred Stock, holders of New American Premier Common Stock are entitled to the share of such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any Preferred Stock liquidation preferences.


     New American Premier will be authorized to issue 12,500,000 shares of voting Preferred Stock, and 12,500,000 shares of nonvoting Preferred Stock, each without par value. New American Premier's Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to designate for any series of Preferred Stock not fixed in New American Premier's Articles of Incorporation the designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Ohio General Corporation Law. The Acquisition provides for the conversion of each of the 212,698 shares of Preference Stock of American Premier into one like share of Preferred Stock of New American Premier having terms identical in all material respects to the series of Preferred Stock of American Premier as converted.


     The affirmative vote of the holders of a majority of the outstanding shares of New American Premier Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     New American Premier will act as its own transfer agent and registrar.

AMERICAN PREMIER UNDERWRITERS, INC.

     The following description is a summary and is qualified in its entirety by the provisions of American Premier's Amended and Restated Articles of Incorporation, By-laws and the Pennsylvania Business Corporation Law.


     The total number of authorized shares of American Premier Common Stock is 200,000,000. At January 18, 1995, there were 44,727,580 shares of Common Stock of American Premier issued and issuable, of which 43,352,418 shares were outstanding and 1,375,162 shares remained issuable pursuant to the 1978 Plan of Reorganization of American Premier's predecessor. In addition, at that date, 446,799 shares were reserved for optional conversion of Preference Stock and 5,087,347 shares were reserved for issuance upon exercise of stock options granted or to be granted pursuant to American Premier's Stock Option Plan.


     Any outstanding Preference Stock ranks prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of American Premier. There are 212,698 shares of Preference Stock outstanding.

     Holders of American Premier Common Stock are entitled to vote cumulatively for the election of directors. On all other matters, holders of American Premier Common Stock are entitled to one vote per share. Holders of American Premier Common Stock are not entitled to any preemptive rights.

     American Premier is authorized to issue 23,090,274 shares of Preference Stock, without par value. The Board of Directors is authorized to designate for any series of Preference Stock not fixed in American Premier's Amended and Restated Articles of Incorporation the voting powers, designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Pennsylvania Business Corporation Law. The Board of Directors, without shareholder approval, could issue Preference Stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock. As described above under "New American Premier," the Acquisition Agreement provides for the conversion of each share of each series of Preference Stock of American Premier into one share of a like series of Preferred Stock of New American Premier having terms identical in all material respects to the series of Preference Stock of American Premier so converted.

     The affirmative vote of the holders of a majority of the shares of American Premier Common Stock cast is required to amend the Amended and Restated Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     American Premier acts as its own transfer agent and registrar.

AMERICAN FINANCIAL CORPORATION

     The following description is a summary and is qualified in its entirety by the provisions of AFC's Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law.


     The total number of authorized shares of AFC Common Stock is 32,300,000, of which 18,971,217 shares are issued and outstanding. At January 18, 1995, options for 762,500 shares of AFC Common Stock were outstanding. Holders of AFC Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. AFC shareholders are not entitled to vote cumulatively in the election of directors and do not have preemptive rights.


     AFC has 13,744,754 shares of $1 par, Series F Cumulative Preferred Stock and 364,158 shares of $1 par, Series G Cumulative Preferred Stock outstanding. The annual per share dividend rates for the Series F and Series G Preferred Stocks are $1.80 and $1.05, respectively. The Series F and Series G Preferred Stocks have liquidation values of $20 and $10.50 per share, respectively. The Series F Preferred Stock is redeemable through 1996 at $20 per share plus accrued but unpaid dividends to the extent of 10% of the total number of shares originally issued per year with such right not being cumulative. The Series G Preferred Stock is redeemable at any time at $10.50 per share plus accrued but unpaid dividends. As part of the Acquisition, AFC's Articles of Incorporation will be amended to provide that the Series F and Series G Preferred Stocks will be granted the same voting rights as pertain to AFC Common Stock and will vote together with the AFC Common Stock as one class on all matters except where a separate class vote may be required by law. AFC has 274,242 shares of $10.50 par, Series E Nonvoting Cumulative Preferred Stock outstanding. The annual dividend rate on this series is $1.00 per share and the liquidation value is $10.50 per share. The remaining shares of AFC Series E Preferred Stock will be redeemed on December 3, 1995.

     The affirmative vote of two-thirds of AFC's outstanding Common and Series F and G Preferred Stock is required to amend its Articles of Incorporation and Code of Regulations and to approve mergers, reorganizations and similar transactions.

     AFC acts as its own transfer agent and registrar.

                               COMPARATIVE RIGHTS

SHAREHOLDERS OF NEW AMERICAN PREMIER AND AMERICAN PREMIER

     If the Acquisition is consummated, public holders of American Premier Common Stock and all holders of AFC Common Stock will become common shareholders of New American Premier. The rights of holders of both New American Premier Common Stock and AFC Common Stock are governed by Ohio law whereas those of holders of American Premier Common Stock are governed by Pennsylvania law. In addition, the rights and obligations of shareholders are also governed by the Articles of Incorporation and the Codes of Regulations or By-laws of the respective companies.

     The rights and obligations of shareholders of American Premier will be affected by the change in state of incorporation. The Articles of Incorporation of New American Premier have been designed to provide the same rights as are now provided to shareholders of American Premier by its Articles of Incorporation. Specifically, the Articles of Incorporation of both New American Premier and American Premier provide that common shareholders have one vote per share, are able to vote cumulatively in the election of directors, can amend the Articles of Incorporation, approve mergers and similar transactions by a vote of the majority of the outstanding common stock (majority of votes cast in the case of American Premier) and do not have pre-emptive rights. Several corporate actions that may be taken by directors of American Premier without the approval of common shareholders cannot, under Ohio law, be taken by directors of New American Premier without the approval of common shareholders, such as, changing the name of the corporation, providing voting rights for undesignated preferred stock and amending the Code of Regulations. Furthermore, appraisal rights are generally provided for mergers and similar transactions under Ohio law whereas Pennsylvania law does not provide such rights if the particular stock is publicly traded, as is the case with American Premier. There are no provisions in the Articles of Incorporation of either New American Premier or American Premier that can be construed as restricting changes in control except to the extent that the issuance of preferred stock by the directors could be utilized for such purposes.

                                 LEGAL MATTERS


     The validity of the securities offered hereby will be passed upon for New American Premier by Robert W. Olson, Esq., Senior Vice President, General Counsel and Secretary of New American Premier. Mr. Olson, a director and full-time employee of American Premier, owns 37,095 shares of American Premier Common Stock and holds options to purchase 306,875 shares of American Premier Common Stock.


                                    EXPERTS

     The balance sheet appearing herein for New American Premier at December 9, 1994 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been included herein and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of AFC appearing in its Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from American Premier's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                               PROXY SOLICITATION


     Solicitation of proxies is being made by management at the direction of American Premier's Board of Directors, without additional compensation, through the mail, in person or by telephone. The cost will be borne by American Premier. In addition, American Premier will request brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares held of record by such persons, and American Premier will reimburse them for their expenses in so doing. American Premier has also retained Morrow & Co., Inc. to aid in the solicitation of proxies for a fee estimated at $10,500 plus out-of-pocket expenses.


                 SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING

     Proposals intended to be presented by shareholders at the 1996 Annual Meeting of Shareholders of American Premier must be received by American Premier not later than December 15, 1995, in order to be considered for inclusion in American Premier's proxy statement and form of proxy relating to that meeting. Any such proposal should be communicated in writing to American Premier's Secretary at the address indicated above. If the Acquisition is consummated, no such meeting will be held.

              FINANCIAL STATEMENTS OF AMERICAN PREMIER GROUP, INC.

                          INDEPENDENT AUDITORS' REPORT

American Premier Group, Inc.:

     We have audited the accompanying balance sheet of American Premier Group, Inc. as of December 9, 1994 (date of inception). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at December 9, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio
December 9, 1994

                          AMERICAN PREMIER GROUP, INC.

                                 BALANCE SHEET
                      DECEMBER 9, 1994 (DATE OF INCEPTION)

                                     ASSETS

Cash..................................................................................  $100
                                                                                        ====
SHAREHOLDER'S EQUITY

Shareholder's Equity:
  Common Stock, $1 par value; authorized 750 shares;
     issued and outstanding 10 shares.................................................  $ 10
  Paid in Capital.....................................................................    90
                                                                                        ----
          Total Shareholder's Equity..................................................  $100
                                                                                        ====

                          AMERICAN PREMIER GROUP, INC.

                             NOTES TO BALANCE SHEET

1.  DESCRIPTION OF THE COMPANY

     American Premier Group, Inc. ("New American Premier") was formed on December 9, 1994 to serve as successor to American Premier Underwriters, Inc. ("American Premier") and as a public holding company for American Premier and American Financial Corporation ("AFC") if the proposed acquisition of AFC by American Premier described in Note 2 were to occur.

     New American Premier was formed by American Premier and is currently 100% owned by an officer of American Premier who paid $100 for 10 shares of New American Premier on December 9, 1994.

2.  PROPOSED ACQUISITION

     American Premier is currently considering a proposal to acquire AFC. Under the terms of the Acquisition Agreement, (a) American Premier would merge with a subsidiary of New American Premier, and each share of American Premier Common Stock would be converted into one share of newly issued New American Premier Common Stock and (b) AFC would merge into another subsidiary of New American Premier and each share of AFC Common Stock would be converted into 1.45 shares of New American Premier Common Stock. As a result, American Premier and AFC would each become subsidiaries of New American Premier.

3.  RELATED PARTIES

     The Chairman, Chief Executive Officer and principal shareholder of AFC, which beneficially owned approximately 40.4 percent of American Premier's outstanding common shares at December 7, 1994, is also the Chairman and Chief Executive Officer of American Premier and New American Premier.

                                                                         ANNEX A


                             AGREEMENT AND PLAN OF

                         ACQUISITION AND REORGANIZATION
                            (ACQUISITION AGREEMENT)

                                  BY AND AMONG

                          AMERICAN PREMIER GROUP, INC.
                      AMERICAN PREMIER UNDERWRITERS, INC.,
                          AMERICAN PREMIER SUB, INC.,
                         AMERICAN FINANCIAL CORPORATION

                                      AND

                                 AFC SUB, INC.

                    DATED AS OF DECEMBER 9, 1994, AS AMENDED

                                                           ACQUISITION AGREEMENT

                             INDEX OF DEFINED TERMS

TERM                                                                                  SECTION
- -----------------------------------------------------------------------------------  ---------
AFC................................................................................  Recitals
AFC Affiliate......................................................................  4.1
AFC Common Stock...................................................................  1.4(b)
AFC Merger.........................................................................  Recitals
AFC Personnel......................................................................  3.13(a)
AFC Preferred Stock................................................................  3.2
AFC Proxy Statement................................................................  2.5
AFC Related Person.................................................................  3.15(g)
AFC Stock Options..................................................................  2.1(a)
AFC's Common Shareholders..........................................................  2.3
AFEI...............................................................................  4.1
Affiliate SEC Filings..............................................................  4.3
Annual Statements..................................................................  3.6
APZ................................................................................  Recitals
APZ Common Stock...................................................................  1.4(a)
APZ Disclosure Schedule............................................................  5.2(a)
APZ Merger.........................................................................  Recitals
APZ Preferred Stock................................................................  5.2(a)
APZ SEC Filings....................................................................  5.5
APZ Stock Option...................................................................  2.1(b)
APZ Sub............................................................................  Recitals
APZ Subsidiaries...................................................................  5.1(a)
APZ's Public Shareholders..........................................................  5.3
Balance Sheets.....................................................................  3.10
Benefit Plan.......................................................................  3.13(a)
Certificates.......................................................................  1.5(b)
Closing............................................................................  9.2
Code...............................................................................  Recitals
Condition..........................................................................  3.1
Disclosure Schedule................................................................  3.1
Effective Time.....................................................................  1.2
Environmental Claim................................................................  3.21(b)
Environmental Laws.................................................................  3.21(c)
ERISA..............................................................................  3.13(a)
ESORP..............................................................................  3.13(a)
Exchange Act.......................................................................  3.4
FCC................................................................................  2.8
Financial Statements...............................................................  3.5
GAAP...............................................................................  3.5

                                                           ACQUISITION AGREEMENT

TERM                                                                                  SECTION
- -----------------------------------------------------------------------------------  ---------
Group..............................................................................  3.10
HSR Act............................................................................  2.8
Insurance Subsidiary...............................................................  3.6
Joint Proxy/Registration Statement.................................................  2.5
Liens..............................................................................  3.14
Materials of Environmental Concern.................................................  3.21(d)
Mergers............................................................................  Recitals
NYSE...............................................................................  2.4
New American Premier...............................................................  Recitals
New American Premier Common Stock..................................................  1.4(a)
New American Premier Entities......................................................  Recitals
New American Premier Preferred Stock...............................................  5.2(b)
New American Premier Stock.........................................................  1.5(a)
OGCL...............................................................................  1.1(b)
PBCL...............................................................................  1.1(a)
Permitted Liens....................................................................  3.14
Proposal...........................................................................  2.3
Proxy Statement....................................................................  2.5
Put................................................................................  2.1(a)
Registration Statement.............................................................  2.5
Returns............................................................................  3.10
SAP................................................................................  3.6
SAP Statements.....................................................................  3.6
SEC................................................................................  2.5
SEC Filings........................................................................  3.5
Securities Act.....................................................................  2.5
Shareholders Agreement.............................................................  2.3
Special Committee..................................................................  5.3
subsidiary.........................................................................  9.9
Taxes..............................................................................  3.10
Welfare Plan.......................................................................  3.13(a)

                                                           ACQUISITION AGREEMENT

              AGREEMENT AND PLAN OF ACQUISITION AND REORGANIZATION



     AGREEMENT AND PLAN OF ACQUISITION AND REORGANIZATION dated as of December 9, 1994, as amended on January 18, 1995 (this "Agreement") by and among American Premier Group, Inc., an Ohio corporation ("New American Premier"), American Premier Underwriters, Inc., a Pennsylvania corporation ("APZ"), American Premier Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of New American Premier ("APZ Sub"), American Financial Corporation, an Ohio corporation ("AFC"), and AFC Sub, Inc., an Ohio corporation and a wholly owned subsidiary of New American Premier ("AFC Sub") (New American Premier, APZ Sub and AFC Sub being hereinafter sometimes collectively referred to as the "New American Premier Entities").



     WHEREAS, the parties hereto entered into an Agreement and Plan of Acquisition and Reorganization dated as of December 9, 1994 (the "1994 Agreement").



     WHEREAS, the parties hereto wish to amend and restate the 1994 Agreement in its entirety.


     WHEREAS, the respective Boards of Directors of APZ, AFC, New American Premier, APZ Sub and AFC Sub deem it advisable and in the best interests of their respective shareholders to effect the merger of APZ Sub with and into APZ (the "APZ Merger") and AFC Sub with and into AFC (the "AFC Merger") (the APZ Merger and the AFC Merger being hereinafter sometimes collectively referred to as the "Mergers"), all pursuant to the terms set forth in this Agreement.

     WHEREAS, for federal income tax purposes, it is intended that the APZ Merger and the AFC Merger, taken together with the APZ Merger, will be treated as tax free exchanges under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the parties hereto and their respective shareholders will recognize no gain or loss for federal income tax purposes as a result of the consummation of the Mergers.

     NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                  THE MERGERS

     SECTION 1.1 THE MERGERS. Upon the terms and subject to the conditions of this Agreement:

          (a) The APZ Merger. At the Effective Time (as defined in Section 1.2 hereof) APZ Sub shall be merged with and into APZ in accordance with the laws of the Commonwealth of Pennsylvania. APZ shall be the surviving corporation of the APZ Merger and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. As a result of the APZ Merger, APZ shall become a subsidiary of New American Premier. From and after the Effective Time, all property of the constituent corporations of the APZ Merger shall be deemed transferred to APZ, and APZ shall be responsible for all the liabilities of each such constituent corporation, all as set forth in Section 1929 of the Business Corporation Law of 1988 of the Commonwealth of Pennsylvania (the "PBCL").

          (b) The AFC Merger. At the Effective Time, AFC Sub shall be merged with and into AFC in accordance with the laws of the State of Ohio. AFC shall be the surviving corporation of the AFC Merger and shall continue its corporate existence under the laws of the State of Ohio. As a result of the AFC Merger, AFC shall become a subsidiary of New American Premier. From and after the Effective Time, AFC shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, powers, franchises and authority, of a public as well as of a private nature, and all obligations belonging to or due to each of the constituent corporations of the AFC Merger, all as set forth in Section 1701.82 of the Ohio General Corporation Law (the "OGCL").

                                                           ACQUISITION AGREEMENT

     SECTION 1.2 EFFECTIVE TIME OF THE MERGERS. On the date of the Closing (as defined in Section 9.2), (a) with respect to the APZ Merger, Articles of Merger complying with the requirements of the PBCL shall be executed and filed with the Secretary of State of the Commonwealth of Pennsylvania, and (b) with respect to the AFC Merger, a Certificate of Merger complying with the requirements of the OGCL shall be executed and filed with the office of the Secretary of State of the State of Ohio. The Mergers shall become effective at the time specified in the Articles of Merger filed with respect to the APZ Merger (the "Effective Time"). The effective time specified in the Certificate of Merger to be filed with respect to the AFC Merger shall be the same effective time specified in the Articles of Merger with respect to the APZ Merger. Each of the Mergers shall be deemed to occur simultaneously and shall not be effective unless the other shall occur.

     SECTION 1.3 CHARTER DOCUMENTS OF THE SURVIVING CORPORATIONS.

     (a) Charter Documents of APZ. The Articles of Incorporation of APZ, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of APZ as the surviving corporation. The By-laws of APZ, as in effect immediately prior to the Effective Time, shall be the By-laws of APZ, as the surviving corporation, until thereafter changed or amended as provided therein or by law.

     (b) Charter Documents of AFC. The Articles of Incorporation of AFC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of AFC as the surviving corporation. The Code of Regulations of AFC, as in effect immediately prior to the Effective Time, shall be the Code of Regulations of AFC, as the surviving corporation, until thereafter changed or amended as provided therein or by law.

     SECTION 1.4 CONVERSION OF SHARES. (a) At the Effective Time, by virtue of the APZ Merger and without any action on the part of the holder thereof:


          (i) Conversion of APZ Common Stock. Each issued and outstanding share of Common Stock, par value $1.00, of APZ ("APZ Common Stock") shall be converted into validly issued, fully paid and nonassessable shares of Common Stock, par value $1.00 per share, of New American Premier ("New American Premier Common Stock") at a rate equal to one share of New American Premier Common Stock for each share of APZ Common Stock; with respect to the aggregate number of authorized but unissued shares of APZ Common Stock that immediately prior to the Effective Time continues to be reserved by APZ for future delivery to certain creditors and claimants in accordance with Section 4.03(e) of the Consummation Order and Final Decree dated August 17, 1978 of the U.S. District Court for the Eastern District of Pennsylvania in the proceedings for the bankruptcy reorganization of APZ's predecessor, Penn Central Transportation Company (the "Consummation Order"), there shall be issued to APZ the same aggregate number of shares of New American Premier Common Stock which shall be retained by APZ in accordance with the Consummation Order for future delivery to such creditors and claimants in lieu of shares of APZ Common Stock; and the reservation of authorized but unissued shares of APZ Common Stock for such delivery shall terminate and such creditors and claimants shall have no rights in respect thereof;


          (ii) Conversion of APZ Preferred Stock. Each issued and outstanding share of APZ Preferred Stock (as defined in Section 5.2 hereof) shall be converted into one validly issued, fully paid and nonassessable share of New American Premier Preferred Stock (as defined in Section 5.2 hereof) of a class and series having terms identical in all material respects to the applicable class and series of APZ Preferred Stock so converted; and

          (iii) Conversion of APZ Sub Common Stock. The aggregate of all shares of capital stock of APZ Sub issued and outstanding immediately prior to the Effective Time shall be converted into 47,000,000 shares of APZ Common Stock (as the surviving corporation of the APZ Merger).

     (b) At the Effective Time, by virtue of the AFC Merger and without any action on the part of the holder thereof:

          (i) Conversion of AFC Common Stock. Each issued and outstanding share of Common Stock, without par value, of AFC ("AFC Common Stock") shall be converted into the right to receive validly



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                                                           ACQUISITION AGREEMENT
     issued, fully paid and nonassessable shares of New American Premier Common Stock at a rate equal to 1.45 shares of New American Premier Common Stock for each share of AFC Common Stock;

          (ii) No Effect on AFC Preferred Stock. Each issued and outstanding share of AFC Preferred Stock (as defined in Section 3.2 hereof) shall remain issued and outstanding after the Effective Time and the AFC Merger shall have no effect on any shares of AFC Preferred Stock; and

          (iii) Conversion of AFC Sub Common Stock. The aggregate of all shares of capital stock of AFC Sub issued and outstanding immediately prior to the Effective Time shall be converted into 53,000,000 validly issued, fully paid and nonassessable shares of AFC Common Stock (as the surviving corporation of the AFC Merger).

     SECTION 1.5 CONVERSION OF CERTIFICATES; ISSUANCE OF NEW CERTIFICATES.

     (a) Conversion of APZ Stock Certificates. At the Effective Time, each certificate which immediately prior to the Effective Time evidenced outstanding shares of APZ Common Stock or APZ Preferred Stock shall, by virtue of the APZ Merger and without further act or deed, be deemed to evidence an identical number of shares of New American Premier Common Stock or New American Premier Preferred Stock, as the case may be (New American Premier Common Stock and New American Premier Preferred Stock being hereinafter sometimes collectively referred to as the "New American Premier Stock"). As certificates formerly evidencing shares of APZ Common Stock or APZ Preferred Stock are, over time, surrendered to New American Premier to effect transfers thereof, New American Premier shall cancel such certificates and issue new certificates of New American Premier Stock in place thereof. Notwithstanding the foregoing provisions of this paragraph (a), if prior to the Effective Time New American Premier determines that it is necessary or desirable that the certificates evidencing shares of APZ Common Stock and APZ Preferred Stock be surrendered in exchange for new certificates evidencing shares of New American Premier Stock, then the parties hereto shall amend this Agreement to provide for a suitable mechanism for effecting such exchange.

     (b) Surrender of AFC Common Stock. Promptly after the Effective Time, AFC shall request each registered holder of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of AFC Common Stock (the "Certificates") to surrender such Certificates to New American Premier for exchange. Upon such surrender, New American Premier shall issue to the holder of such Certificates the number of whole shares of New American Premier Stock which such holder is entitled to receive pursuant to Section 1.4 hereof and the Certificates so surrendered shall be cancelled. Until so surrendered, such Certificates shall represent solely the right to receive the applicable number of shares of New American Premier Stock with respect to the number of shares of AFC Common Stock evidenced thereby. No dividends or other distributions declared or made after the Effective Time with respect to shares of New American Premier Stock with a record date after the Effective Time shall be paid to the holder of an unsurrendered Certificate with respect to the shares of New American Premier Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.5(c) hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the registered holder of the certificates representing whole shares of New American Premier Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of New American Premier Stock to which such holder is entitled pursuant to Section 1.5(c) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of New American Premier Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of New American Premier Stock, as the case may be. If any cash or certificate evidencing shares of New American Premier Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to New American Premier any transfer or other taxes required by

                                                           ACQUISITION AGREEMENT
reason of the issuance of certificates for such shares of New American Premier Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of New American Premier that such tax has been paid or is not applicable.

     (c) No Fractional Shares. Notwithstanding any other provision of this Agreement, no certificates or scrip representing fractional shares of New American Premier Stock shall be issued upon the surrender for exchange of Certificates. Any holder of AFC Common Stock who would otherwise have been entitled to a fractional share of New American Premier Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the average of the last reported sales prices, regular way, per share of APZ Common Stock on the New York Stock Exchange Composite Tape on the ten consecutive trading days ending with the last trading day on which APZ Common Stock was traded on the New York Stock Exchange, without any interest thereon. Any such holder shall not be entitled to vote or to any other rights of a holder of New American Premier Stock in respect of such fractional share.

     SECTION 1.6 NO FURTHER TRANSFERS. From and after the Effective Time, there shall be no transfers on the stock transfer books of APZ and AFC of any shares of APZ Common Stock, APZ Preferred Stock or AFC Common Stock, as the case may be, that are to be converted into New American Premier Stock pursuant to the terms of Section 1.4 hereof. If, after the Effective Time, certificates evidencing any such shares are presented to one of the surviving corporations they shall be cancelled and exchanged for the applicable shares of New American Premier Stock as provided herein.

                                   ARTICLE II

                                RELATED MATTERS

     SECTION 2.1 TREATMENT OF AFC'S STOCK OPTIONS/PUT AND APZ'S STOCK OPTIONS.

     (a) Cancellation of AFC's Stock Options and the Put. AFC shall take all actions necessary to cause that certain agreement dated April 15, 1983 with certain members of the Lindner family to be amended to provide that (i) the outstanding options (the "AFC Stock Options") relating to the right to purchase 762,500 shares of AFC Common Stock shall become fully vested and immediately exercised for the then applicable exercise price and, if such AFC Stock Options are not so exercised with the exercise price fully paid in cash by the Effective Time, such AFC Stock Options shall be deemed cancelled and (ii) the right to put shares of AFC Common Stock to AFC (the "Put"), as more particularly described in such agreement, shall be terminated as of immediately prior to the Effective Time.

     (b) Amendment of APZ Stock Option Plan. Effective as of the Effective Time, APZ shall amend the "APZ Stock Option Plan" to provide that each outstanding option to purchase shares of APZ Common Stock (each, an "APZ Stock Option" and, collectively, the "APZ Stock Options"), shall constitute an option to acquire shares of New American Premier Common Stock, at the same exercise price and on the same terms and other conditions as were applicable to such APZ Stock Option. At the Effective Time, New American Premier shall assume each stock option agreement relating to the APZ Stock Option Plan. To the extent necessary, the respective Compensation Committees of the Boards of Directors of APZ and New American Premier will take all action necessary or advisable to provide for the foregoing.

     SECTION 2.2 TREATMENT OF AFC'S BOOK VALUE INCENTIVE PLAN. Effective as of the Effective Time, AFC shall take all action to provide for the termination of its Book Value Incentive Plan and the extinguishment of all rights thereunder for a net payment in cash by AFC to each grantee, such payments in the aggregate not to exceed $49,600,000.

     SECTION 2.3 AFC SHAREHOLDER APPROVAL. AFC shall take all action necessary in accordance with applicable law, the respective rules of The Cincinnati Stock Exchange and The Pacific Stock Exchange, Incorporated, and its Articles of Incorporation and Code of Regulations to convene a meeting of its shareholders as promptly as practicable to consider and vote upon a proposal to approve and adopt this Agreement (the "Proposal"). The Board of Directors of AFC will recommend that its shareholders vote in

                                                           ACQUISITION AGREEMENT
favor of the Proposal and will use its best efforts to take all other actions reasonably necessary or advisable to secure the vote or consent of AFC's shareholders required to effect the AFC Merger. Simultaneously with the execution and delivery of this Agreement by AFC, AFC shall deliver to APZ an agreement (the "Shareholders Agreement") substantially in the form of Exhibit A attached hereto executed by AFC and all the holders of shares of AFC Common Stock ("AFC's Common Shareholders") whereby AFC's Common Shareholders shall agree, provided this Agreement has not been terminated in accordance with
Article VIII hereof, to (i) vote their shares of AFC Common Stock in favor of the Proposal, (ii) amend AFC's Articles of Incorporation in the manner contemplated by Section 6.8 hereof, (iii) treat the AFC Stock Options and the Put in the manner described in Section 2.1 hereof and (iv) exchange, prior to the Closing, under the circumstances and subject to the terms and conditions stated therein, shares of AFC Common Stock for shares of AFC Preferred Stock.

     SECTION 2.4 APZ SHAREHOLDER APPROVAL. APZ shall take all action necessary in accordance with applicable law, the rules of the New York Stock Exchange (the "NYSE"), and its Articles of Incorporation and By-laws to convene a meeting of its shareholders as promptly as practicable to consider and vote upon the Proposal. Subject to its fiduciary duties under applicable law and the receipt of a favorable recommendation from the Special Committee (as defined in Section
5.3 hereof), the Board of Directors of APZ will recommend that its shareholders vote in favor of the Proposal and will use its best efforts to solicit proxies from the shareholders of APZ in favor of the Proposal and to take all other actions reasonably necessary or advisable to secure the vote or consent of APZ's shareholders required to effect the APZ Merger. Provided that this Agreement shall not have been terminated in accordance with Article VIII hereof, at the meeting of APZ's shareholders, AFC covenants that all shares of APZ Common Stock then owned, directly or indirectly, by AFC and its subsidiaries (except for shares held by AFEI (as defined in Section 4.1 hereof)) will be voted in favor of the Proposal.

     SECTION 2.5 JOINT PROXY/REGISTRATION STATEMENT. The parties shall, as promptly as practicable, prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") and proxy and information statement (the "Proxy Statement") (the Proxy Statement and the Registration Statement being, collectively, the "Joint Proxy/Registration Statement") in connection with (a) the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the New American Premier Stock issuable in connection with the Mergers and (b) the meetings of the respective shareholders of AFC and APZ described in Sections 2.3 and 2.4 hereof. Each of APZ and AFC shall use its best efforts to have or cause the Joint Proxy/Registration Statement declared effective and cleared as promptly as practicable, shall take any and all other action required to be taken under federal or state securities laws in connection therewith, and shall use its best efforts to cause the Joint Proxy/Registration Statement to be mailed to its respective shareholders at the earliest practicable date. AFC shall use its best efforts to prepare and deliver to its shareholders, at the earliest practicable date, a notice and proxy statement (the "AFC Proxy Statement") meeting the requirements of Ohio law.

     SECTION 2.6 APPROVAL OF SOLE SHAREHOLDER OF NEW AMERICAN
PREMIER. Simultaneously with the execution and delivery of this Agreement by New American Premier, New American Premier shall deliver to APZ and AFC an agreement signed by the sole shareholder of New American Premier whereby such shareholder agrees, provided this Agreement has not been terminated in accordance with Article VIII hereof, to (a) vote all of his shares of New American Premier Common Stock in favor of this Agreement and the Mergers, (b) cause New American Premier, as the sole shareholder of all of the outstanding shares of common stock of APZ Sub and AFC Sub, to vote all of such shares in favor of this Agreement and the Mergers and (c) cause New American Premier, and APZ Sub, and AFC Sub, as wholly owned subsidiaries of New American Premier, to perform all things necessary, proper or advisable on their part to consummate the transactions contemplated by this Agreement.

     SECTION 2.7 WAIVER OF DISSENTERS RIGHTS RELATING TO APZ PREFERRED
STOCK. Simultaneously with the execution and delivery of this Agreement by APZ, APZ shall deliver an agreement signed by the sole shareholder of all issued and outstanding APZ Preferred Stock whereby such shareholder agrees to waive all dissenters rights he would be entitled to assert under Subchapter D of Chapter 15 of the PBCL as a result of the APZ Merger and the other transactions contemplated by this Agreement.

                                                           ACQUISITION AGREEMENT

     SECTION 2.8 CERTAIN FILINGS. The parties shall (a) as promptly as practicable, make any filings required to be filed with any governmental authority or other regulatory or administrative agency (including, without limitation, the filings under Section 2.5 hereof, any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any filings required by the Federal Communications Commission (the "FCC"), the NYSE, the Department of Insurance of Ohio and any other insurance regulatory agencies) in order to consummate the transactions contemplated by this Agreement, (b) cooperate with one another (i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other relevant federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations; and
(c) deliver to the other parties to this Agreement copies of the publicly available portions of all such filings promptly after they are filed.

     SECTION 2.9 TAX RULING. The parties shall seek a ruling from the Internal Revenue Service to the effect that the APZ Merger, as contemplated by this Agreement, will constitute a reverse acquisition of New American Premier and that, after the Mergers, the APZ federal consolidated tax group which existed prior to the Mergers shall continue to exist with APZ as the common parent for federal income tax purposes.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF AFC

     AFC represents and warrants to New American Premier and APZ as follows:

     SECTION 3.1 ORGANIZATION AND QUALIFICATION. AFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. AFC owns, directly or indirectly, all of the outstanding capital stock of, and ownership interests in, its subsidiaries (as such term is defined in Section
9.9 hereof), or such lesser amount of the capital stock or ownership interests as is set forth in the SEC Filings (as defined in Section 3.5 hereof) or
Schedule 3.1 of the disclosure schedule previously delivered by AFC to APZ (the "Disclosure Schedule"). Except as set forth in the SEC Filings or Schedule 3.1 of the Disclosure Schedule, other than as contained in the investment portfolio of any Insurance Subsidiary (as defined in Section 3.6 hereof), AFC does not own, directly or indirectly, any capital stock or other equity securities or any ownership interest in any corporation, partnership, joint venture, association or similar business or entity that is material to the financial condition, business, results of operations, prospects, properties or assets (the "Condition") of AFC and its subsidiaries taken as a whole. All of AFC's material subsidiaries are corporations or other limited liability entities duly organized, validly existing and in good standing (or the local law equivalent) under the laws of their jurisdictions of incorporation or other organization. AFC and its subsidiaries have the requisite corporate power to conduct their businesses as they are currently being conducted and are duly qualified as foreign corporations (or the local law equivalent) to do business in the respective jurisdictions where the character of their properties owned or leased or the nature of their activities makes such qualification necessary, except to the extent that lack of such qualification would not in the aggregate have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole.

                                                           ACQUISITION AGREEMENT

     SECTION 3.2 CAPITALIZATION. The authorized capital stock of AFC consists of 32,300,000 shares of AFC Common Stock and 59,300,000 shares of Preferred Stock ("AFC Preferred Stock"). As of the date of this Agreement, the AFC Preferred Stock was authorized and issued and outstanding as follows:

                                                                                       ISSUED AND
                                                             AUTHORIZED SHARES     OUTSTANDING SHARES
                                                             -----------------     ------------------
$1 PAR, Voting Cumulative:...............................        3,500,000                      0
$1 PAR, Nonvoting Cumulative:
  Series F...............................................       15,000,000             13,753,254
  Series G...............................................        2,000,000                364,158
$10.50 PAR, Nonvoting Cumulative:
  Series D...............................................        8,375,000                      0
  Series E...............................................        2,725,000                274,242
$1.50 PAR, Nonvoting Cumulative:
  Series H...............................................        7,700,000                      0
$.01 PAR, Nonvoting Cumulative:..........................       20,000,000                      0

As of the date of this Agreement, 18,971,217 shares of AFC Common Stock were issued and outstanding, and 314,468 shares of AFC Common Stock were held in AFC's treasury. In addition, as of such date, 762,500 shares of AFC Common Stock were reserved for issuance upon the exercise of outstanding AFC Stock Options. All of the issued and outstanding shares of capital stock of AFC are validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights. Except as set forth above or in
Schedule 3.2 of the Disclosure Schedule, as of the date hereof, (i) there are no shares of capital stock of AFC authorized, issued or outstanding, and (ii) there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating AFC or any of its subsidiaries, to issue, transfer or sell, presently or in the future, any shares of the capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock of AFC. Except for the AFC Stock Options and the issuance of shares pursuant to
Section 1.4(b)(iii) hereof, AFC currently has and, immediately after the Effective Time, will have, no obligation to issue, transfer or sell any shares of its capital stock, pursuant to any Benefit Plan (as defined in Section 3.13 hereof), or otherwise. Except as set forth in Schedule 3.2 of the Disclosure Schedule, all of the outstanding shares of capital stock of each of AFC's material subsidiaries have been validly issued and are fully paid and nonassessable and are beneficially owned by either AFC or one of AFC's directly or indirectly wholly owned subsidiaries free and clear of all liens, charges, claims or encumbrances. Except as set forth in Schedule 3.2 of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock of any of AFC's subsidiaries or securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock, or otherwise obligating any such subsidiary to issue, transfer or sell any such capital stock or other securities. Except as set forth in Schedule 3.2 of the Disclosure Schedule, other than the Shareholders Agreement, there are no voting trusts or other agreements or understandings to which AFC or any of its subsidiaries is a party with respect to the voting of the capital stock of AFC or any of its subsidiaries.

     SECTION 3.3 AUTHORITY RELATIVE TO THIS AGREEMENT. AFC has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of AFC. Except for the approval by the shareholders of AFC of this Agreement and the amendment to AFC's Articles of Incorporation contemplated by Section 6.8 hereof, no other corporate proceedings on the part of AFC are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by AFC and (assuming this Agreement is a valid and binding obligation of the other parties hereto) constitutes a valid and binding agreement of AFC enforceable against AFC in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) remedies of specific performance and

                                                           ACQUISITION AGREEMENT
injunctive and other forms of relief may be subject to general principles of equity and public policy and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 3.4 NO VIOLATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not
(i) constitute a breach or violation of or default under the Articles of Incorporation or the Code of Regulations of AFC or the charter documents of any of its subsidiaries or (ii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of AFC or any of its subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which AFC or any such subsidiary is a party or to which they or any of their respective properties or assets may be subject, other than, in the case of clause (ii), (a) breaches, conflicts or violations that would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole and (b) the agreements set forth in Schedule 3.4 of the Disclosure Schedule as to each of which AFC shall obtain all necessary consents and/or waivers prior to the Closing, except where the failure to obtain such consents and/or waivers would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. Except as set forth in
Schedule 3.4 of the Disclosure Schedule, other than in connection with, or in compliance with, the provisions of the PBCL, the OGCL, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, the HSR Act and requirements of the FCC, the NYSE, the Department of Insurance of Ohio and any other insurance regulatory agencies, the execution, delivery and performance by AFC of this Agreement and the consummation by AFC of the transactions contemplated hereby will not (i) require the consent or approval of any other party to any of the above or affect the validity or effectiveness of any of the above except for consents or approvals, the failure to obtain which would not, in the aggregate, have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole or (ii) constitute a breach or violation of or default under any law, rule or regulation or any judgment, decree, order, governmental permit or license to which AFC or any of its subsidiaries is subject, which would have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. Except as set forth on Schedule 3.4 of the Disclosure Schedule, to the best of AFC's knowledge, New American Premier shall not be required to obtain any actions, nonactions, consents, approvals or waivers from any regulatory agencies or other authorities in order to consummate the transactions contemplated by this Agreement.

     SECTION 3.5 SEC REPORTS AND FINANCIAL STATEMENTS. AFC has previously delivered or made available to APZ true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the SEC, and all amendments thereto; (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994, as filed with the SEC; and (iii) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by it with the SEC since December 31, 1993 (collectively, the "SEC Filings"). As of their respective dates, the SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of AFC included in the SEC Filings (the "Financial Statements") present fairly, in all material respects, the financial condition, results of operations and changes in financial position of AFC as at the dates or for the periods indicated therein in conformity with generally accepted accounting principles applied on a consistent basis (except as otherwise indicated in such financial statements or the notes thereto), subject, in the case of unaudited interim financial statements, to normal recurring year-end adjustments ("GAAP").

     SECTION 3.6 ANNUAL STATEMENTS AND OTHER FILINGS FOR INSURANCE SUBSIDIARIES.

     (a) AFC has previously delivered or made available to APZ true and complete copies of the annual statements for each of the years ended December 31, 1991, 1992 and 1993 filed pursuant to state insurance law requirements (the "Annual Statements") by each subsidiary of AFC that is subject to regulation as an insurance company (each, an "Insurance Subsidiary" and, collectively, the "Insurance Subsidiaries"). Except as would not have a material adverse effect on the Condition of the applicable Insurance Subsidiary, (i) each

                                                           ACQUISITION AGREEMENT
such Annual Statement was in substantial compliance with applicable law when so filed, and (ii) there were no material deficiencies with respect to any such Annual Statement. AFC has also furnished to APZ true and complete copies of the separate unaudited balance sheet of each Insurance Subsidiary as of September 30, 1994 and the related separate unaudited statements of operations, capital and surplus, and changes in financial position of each such entity for the period then ended (collectively, the "SAP Statements"). All of such SAP Statements were prepared in accordance with accounting practices required or permitted by applicable insurance regulatory authorities applied on a consistent basis (except as otherwise indicated in such financial statements or the notes thereto), subject, in the case of unaudited interim financial statements, to normal recurring year-end adjustments ("Statutory Accounting Procedures" or "SAP"), and each fairly presents the separate SAP financial condition of the entity covered thereby as of the date thereof and the separate SAP results of operations, capital and surplus, and changes in financial position of the entity covered thereby for and during each of the periods covered thereby.

     (b) Each Insurance Subsidiary has made all filings required pursuant to, and otherwise in compliance with, the Ohio Insurance Holding Company Systems Act and the regulations promulgated thereunder, or any comparable state insurance law requirements in other applicable jurisdictions, except to the extent the failure to make any such filing would not have a material adverse effect on the Condition of any such Insurance Subsidiary. AFC has previously delivered or made available to APZ true and complete copies of all such filings made by any Insurance Subsidiary since January 1, 1991, and all such filings were true, accurate and complete in all material respects as of the dates of their respective filings.

     SECTION 3.7 RESERVES. The aggregate reserves and (except with respect to clause (a) below) other amounts of liabilities or obligations of each Insurance Subsidiary (including, without limitation, reserves established as an allowance for uncollectible amounts under any reinsurance, coinsurance or similar contract) as established or reflected on the books and records of AFC and each of the Insurance Subsidiaries (a)(i) were determined in accordance with generally accepted actuarial standards consistently applied, (ii) are fairly stated in accordance with sound actuarial principles, and (iii) on the date hereof are, and at the Effective Time will be, based on actuarial assumptions that are in accordance with those specified in the related insurance contracts,
(b) meet on the date hereof, and at the Effective Time will meet, in all material respects, the requirements of the insurance laws of the applicable jurisdiction as in effect on the date hereof, or on the date of the Effective Time, as the case may be, and (c), except as set forth in the SEC Filings, are on the date hereof, and at the Effective Time will be, adequate to cover the total amount of all matured and unmatured liabilities and obligations of such Insurance Subsidiary under all outstanding insurance contracts pursuant to which such Insurance Subsidiary has any liability (whether absolute, accrued, contingent or otherwise) or obligation, including without limitation any incurred but not reported claims and any liability or obligation arising as a result of any reinsurance, coinsurance or other similar contract. For the purposes of clause (c) above, the fact that reserves covered by any such representation are subsequently adjusted at times and under circumstances consistent with AFC's ordinary practices of reassessing the adequacy of its reserves shall not be used to support any claim regarding the accuracy of such representation, provided that such adjustments do not exceed $50,000,000 in the aggregate. As of the date hereof, each Insurance Subsidiary owns assets that qualify as reserve assets to the extent required by applicable insurance laws.

     SECTION 3.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the SEC Filings or Schedule 3.8 of the Disclosure Schedule, since December 31, 1993, each of AFC and its subsidiaries has conducted its businesses only in the ordinary and usual course and there has not occurred any material adverse change in the Condition of AFC and its subsidiaries taken as a whole.

     SECTION 3.9 NO UNDISCLOSED LIABILITIES. Except as set forth in the Financial Statements or Schedule 3.9 of the Disclosure Schedule, neither AFC nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) that in the aggregate have or may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole.

     SECTION 3.10 TAXES AND TAX RETURNS. AFC and each of its subsidiaries (collectively, the "Group") has timely filed or been included in all tax returns, declarations, reports, estimates, information returns, statements and other material returns (collectively, "Returns") relating to Taxes (as hereinafter defined) required to be

                                                           ACQUISITION AGREEMENT
filed under U.S. federal, state, local or any foreign laws (taking into account any extensions of time for filing such Returns) and such Returns were in all material respects (and, as to Returns not filed as of the date hereof, will be in all material respects) true, complete and correct. The Group has paid or made provision for (by a tax accrual or tax reserve on the most recent consolidated balance sheets of the Group (the "Balance Sheets") contained in the SEC Filings, which accruals or reserves have been recorded in accordance with GAAP), all Taxes (except for such Taxes which if not so paid or provided for would not, in the aggregate, have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole) in respect of all taxable periods or portions thereof ending on or before the date of the Balance Sheets. Except as set forth in Schedule 3.10 of the Disclosure Schedule, any Taxes incurred or accrued since September 30, 1994, or which will be incurred or accrued as a result of transactions occurring prior to the Effective Time or as a result of the Mergers, have (or will have) arisen in the ordinary course of business. There are no material liens for Taxes upon the assets of AFC or any of its subsidiaries except liens for Taxes not yet due. The Group is not delinquent in the payment of any federal income or other Taxes and, except as set forth in
Schedule 3.10 of the Disclosure Schedule, there are no outstanding deficiencies, assessments or written proposals for assessment of federal income or other Taxes proposed, asserted or assessed against the Group. AFC has, since December 31, 1967, filed a consolidated return for federal income tax purposes on behalf of itself as a common parent and those of its subsidiaries which are members of its "affiliated group" (within the meaning of Section 1504(a) of the Code) and which are "includable corporations" (within the meaning of Section 1504(b) of the Code). Except as set forth in the Financial Statements or in Schedule 3.10 of the Disclosure Schedule, no waivers are presently open for the statute of limitations for the assessment of federal income taxes for any consolidated federal income tax return of AFC and its subsidiaries. Except as set forth in the Financial Statements or in Schedule 3.10 of the Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings which are material to the Condition of the Group taken as a whole are presently pending with regard to any Taxes or Returns of AFC or its subsidiaries. As used herein, "Taxes" means (A) all net income, gross income, gross receipts, sales, use, transfer, franchise, profits, withholding, payroll, employment, excise, severance, property or windfall profits taxes, or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon AFC or any of its subsidiaries with respect to all periods or portions thereof ending on or before the Effective Time and/or (B) any liability of AFC or any of its subsidiaries for the payment of any amounts of the type described in the immediately preceding clause (A) as a result of being a member of an affiliated or combined group.

     SECTION 3.11 LITIGATION.  Except as set forth in the SEC Filings or
Schedule 3.11 of the Disclosure Schedule, there are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of AFC, threatened against, relating to, involving or otherwise affecting AFC or any of its subsidiaries before any court, governmental agency, commission, or administrative or regulatory authority which, if adversely decided, in the aggregate, may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. Except as set forth in the SEC Filings or Schedule 3.11 of the Disclosure Schedule, neither AFC nor any of its subsidiaries is subject to any order, judgment, injunction or decree that materially and adversely affects or will materially and adversely affect the Condition of AFC and its subsidiaries taken as a whole.

     SECTION 3.12 COMPLIANCE WITH LAW. Except as set forth in the SEC Filings or Schedule 3.12 of the Disclosure Schedule, neither AFC nor any of its subsidiaries is in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any law or any writ, judgment, decree, injunction or similar order applicable to AFC or any subsidiary or any of its respective assets or properties, the result of which violations in the aggregate has or may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. Without limiting the generality of the foregoing: (i) AFC and each of its subsidiaries has filed or caused to be filed all reports, statements, documents, registrations, filings or submissions which were required by law to be filed by it and as to which the failure to so file, in the aggregate with other such failures, may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole; all such filings complied with applicable laws in all material respects when filed, and no material deficiencies have been asserted with respect to any such filings; (ii) AFC has delivered or made available to APZ all reports reflecting the results of



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                                                           ACQUISITION AGREEMENT
financial and market conduct examinations of the affairs of each Insurance Subsidiary issued by insurance regulatory authorities for each year commencing January 1, 1989 and, except as set forth in Schedule 3.12 of the Disclosure Schedule, all material deficiencies or violations in such reports for any prior period have been resolved; (iii) AFC has delivered or made available to APZ the preliminary results or findings of financial examinations of the affairs of each Insurance Subsidiary that are on-going in nature on or as of the date hereof;
and (iv) except as set forth in Schedule 3.12 of the Disclosure Schedule and except as would not have a material adverse effect on the Condition of any Insurance Subsidiary, all outstanding insurance contracts issued or assumed by any Insurance Subsidiary are, to the extent required under applicable laws, on forms approved by the insurance regulatory authority of the jurisdiction where issued or have been filed with and not objected to by such authority within the period provided for objection.

     SECTION 3.13 EMPLOYEE BENEFIT PLANS.

     (a) AFC has previously delivered or made available to APZ true and complete copies of (i) any written Benefit Plans (as defined below) maintained for the benefit of any AFC Personnel (as defined below), or in the case of an unwritten Benefit Plan, a written description thereof; (ii) any annual or actuarial reports relating to such Benefit Plans (including the most recent accounting of related plan assets with respect to AFC's Employee Stock Ownership Retirement Plan ("ESORP")) as of the most recent valuation date, with copies of all extant summary plan descriptions (whether or not required to be furnished under the Employment Retirement Income Security Act of 1974, as amended ("ERISA")) and material communications relating to such Benefit Plans distributed to employees within the past three years; (iii) the most recent determination letters issued by the Internal Revenue Service with respect to the ESORP and each of the other Benefit Plans; and (iv) with respect to any "employee welfare benefit plan" as defined in Section 3(1) of ERISA ("Welfare Plan") which is funded through a trust, a letter of exemption from taxation (under Section 501(c)(9) of the Code) issued by the Internal Revenue Service. For this purpose, "Benefit Plan" shall mean "employee benefit plan", as defined in Section 3(3) of ERISA, maintained by AFC or any of its subsidiaries (within the meaning of Section 414(b), (c), (m) or (o) of the Code), for the benefit of AFC Personnel, or with respect to which AFC or any of its subsidiaries makes or has an obligation to make contributions on behalf of AFC Personnel. "AFC Personnel" shall mean any present or former employee, director, officer, agent, consultant, broker or representative of AFC or any of its subsidiaries.

     (b) Except as set forth in Schedule 3.13 of the Disclosure Schedule, there are no material employment contracts or other employee benefit arrangements to which AFC or any of its subsidiaries is a party with "change of control" provisions or any severance agreements with AFC Personnel.

     (c) Except as set forth in Schedule 3.13 of the Disclosure Schedule, there are no AFC Personnel who are entitled to any pension or other material benefit to be paid after termination of employment other than pursuant to the ESORP or other Benefit Plans or as otherwise required by Section 601 of ERISA, and no other material benefits whatsoever are payable to any AFC Personnel after termination of employment.

     (d) All Benefit Plans have been administered in accordance with their terms and are in substantial compliance with all material provisions of the Code and ERISA. There are no actions, suits or claims pending (other than claims for benefits) or, to the best knowledge of AFC, threatened against any Benefit Plan or any administrator or fiduciary.

     (e) Each Benefit Plan that is a Welfare Plan is either funded through an insurance contract or unfunded. Except as set forth in Schedule 3.13 of the Disclosure Schedule, neither AFC nor any of its subsidiaries has or expects to have any liability under any insurance policy in the nature of a retroactive rate adjustment or loss sharing or similar arrangement.

     (f) As to each Benefit Plan for which an annual report, including schedules, is required to be filed under ERISA or the Code, liabilities do not exceed assets and no material adverse change has occurred with respect to the financial matters covered by the latest annual report since the date thereof.

     (g) Neither AFC nor any of its subsidiaries (nor any entity that is treated as a single employer with AFC or its subsidiaries under Section 414(b), (c), (m) or (o) of the Code) has (i) at any time since July 1, 1992 maintained, contributed to or been required to contribute to any plan under which more than one employer

                                                           ACQUISITION AGREEMENT
makes contributions (within the meaning of Section 4064(a) or ERISA) or any plan that is a "multi-employer plan" as defined in Section 3(37) of ERISA or (ii) become subject to or expects to be subject to the lien described in Section 412(n) of the Code.

     (h) Neither AFC nor any of its subsidiaries (nor any entity that is treated as a single employer with AFC or its subsidiaries under Section 414(b), (c), (m) or (o) of the Code) has at any time since July 1, 1992 contributed to or maintained any "employee pension benefit plan" as defined in Section 3(2) of ERISA other than the plans referred to in Section 3.13(a). AFC has received favorable determination letters from the Internal Revenue Service stating that the ESORP and the other qualified plans referred to in Section 3.13(a) are qualified under the Code and are exempt from federal income tax under Section 401(a) of the Code, and the ESORP is qualified under Section 4975(e)(7) of the Code. The ESORP is not subject to the requirements of Title IV of ERISA. The trustee for the ESORP is a bank independent of AFC and any of its subsidiaries.

     (i) Neither the execution and delivery of this Agreement nor the actions contemplated by this Agreement will result in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA). Neither AFC, any of its subsidiaries nor any other person, including any fiduciary, has engaged in any prohibited transaction which could subject any of the Benefit Plans (or their trusts), AFC or any of its subsidiaries, or any person who they have any obligation to indemnify, to any tax or penalty imposed under Section 4975 of the Code or Section 502(e) of ERISA.

     (j) None of the assets of any Benefit Plan other than the ESORP are invested in any property constituting employer real property or any employer security (within the meaning of Section 407(d) of ERISA).

     (k) There is no other entity with any employees which together with AFC is a member of a group described in Section 414(b), (c), (m) or (o) of the Code other than AFC and its subsidiaries.

     (l) Neither the execution and delivery of this Agreement nor the actions contemplated by this Agreement will terminate or modify, or give a third party a right to terminate or modify, the provisions or terms of any Benefit Plan or will constitute a stated triggering event under any Benefit Plan that will result in any payment (including golden parachute payments, severance payments or other similar payments) becoming due to any AFC Personnel (other than payments due under the terms of a Benefit Plan due on account of termination of employment).

     SECTION 3.14 PROPERTIES.  Except as set forth in the SEC Filings or
Schedule 3.14 of the Disclosure Schedule and except as would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole:
(i) AFC and each of its subsidiaries has good title to all bonds, stocks and other assets reflected in its most recent SEC Filings (including, with respect to any Insurance Subsidiary, such assets of a type required to be disclosed in Schedules A through DB of its 1993 Annual Statement) or acquired after the date thereof and such assets are owned by it free and clear of all mortgages, liens, pledges, assessments, security interests, leases, subleases, adverse claims, levies, charges or other encumbrances of any kind ("Liens"), other than Liens approved in writing by APZ, any Tax which is incurred in the ordinary course of business of such subsidiary and is not delinquent and can be paid without interest or penalty and such other liens and encumbrances that do not materially detract from the value or impair the use of the asset in question (collectively, "Permitted Liens"); and the respective loan portfolio of each subsidiary of AFC (including, without limitation, with respect to any Insurance Subsidiaries the mortgage loans of the type required to be disclosed in Schedule B of its 1993 Annual Statement), is in all material respects collectible in accordance with the terms of the loan documents included in such loan portfolio; (ii)(a) AFC and each of its subsidiaries owns good, marketable and indefeasible title to, or has a valid leasehold interest in, all real property owned or used in the conduct of its business, operations or affairs or of a type disclosed by AFC or a subsidiary in its most recent SEC Filings or acquired after the date thereof, free and clear of all Liens other than Permitted Liens; (b) all such real property, other than unimproved land, is, in all material respects, in good operating condition and repair and suitable for its current uses; (c) no improvement on any such real property owned, leased or held by AFC or any of its subsidiaries encroaches upon any real property of another person, the result of which encroachments in the aggregate has or may reasonably be expected to have a material adverse effect

                                                           ACQUISITION AGREEMENT
on the Condition of AFC and its subsidiaries taken as a whole; and (d) AFC and each of its subsidiaries, in all material respects, owns, leases or has the valid right to use adequate means of ingress and egress to, from and over all such real property; (iii) AFC and each of its subsidiaries owns good, marketable and indefeasible title to, or has a valid leasehold interest in or a valid right under contract to use, all of its tangible personal property free and clear of all Liens other than Permitted Liens and all such tangible personal property is in good operating condition and repair and is suitable and adequate for its current uses; and (iv) AFC and its subsidiaries have the right to use, free and clear of any royalty or other payment obligations, claims of infringement or alleged infringement or other Liens other than Permitted Liens, all marks, names trademarks, service marks, patents, patent rights, assumed names, logos, trade secrets, copyrights, and trade names used by AFC and its subsidiaries and neither AFC nor any of its subsidiaries is in conflict with or violation or infringement of, nor has AFC or any of its subsidiaries received any notice of any conflict with or violation or infringement of or any claimed conflict with, any asserted rights of any other person with respect to any intellectual property.

     SECTION 3.15 CONTRACTS.  Except as set forth in the SEC Filings or Schedule
3.15 of the Disclosure Schedule, there are no contracts or other documents or arrangements currently in force or operative in any respect (other than contracts or other documents operative only with respect to non-material post-termination confidentiality or indemnification obligations), to which AFC or any of its subsidiaries is a party or by which any of AFC's or any of its subsidiaries' assets or properties is or may be bound that involve any of the following:

          (a) employment, agency, brokerage, consultation or representation contracts or other contracts of any type (including without limitation loans or advances) that cannot be terminated, as of right and without penalty, on less than 90 days' notice with any AFC Personnel who receives compensation from any one or more of AFC and its subsidiaries of $250,000 or more per year;

          (b) contracts with any person containing any provision or covenant limiting, in any material respect, the ability of AFC or any of its subsidiaries to engage in any line of business or compete with any person or limiting the ability of any person, in any material respect, to compete with AFC or any of its subsidiaries;

          (c) material partnership, joint venture or profit-sharing contracts with any person that involve more than $250,000 and cannot be terminated, as of right and without penalty, on 180 days' or less notice;

          (d) contracts relating to the borrowing of money in excess of $5,000,000 or to the direct or indirect guarantee of any obligation for, or contract to service the repayment of, borrowed money in excess of such amount, or any other liability or obligation in respect of indebtedness for borrowed money of any other person in excess of such amount, including without limitation any contract relating to (i) the maintenance of compensating balances that are not terminable by AFC or any of its subsidiaries without penalty upon not more than 90 days notice, (ii) any lines of credit, (iii) the payment for property, products or services of any other person even if such property, products or services are not conveyed, delivered or rendered, (iv) any obligation to take-or-pay, keep-well, make-whole or maintain working capital or earnings levels or perform similar requirements or (vi) the guarantee of any lease or other similar periodic payments to be made by any other person;

          (e) any lease or sublease of real property used in the conduct of AFC's or any of its subsidiaries' business, operations or affairs, and any other lease, sublease or rental or use contract providing for annual rental payments to be paid by or on behalf of AFC or any of its subsidiaries in excess of $1,000,000;

          (f) material contracts relating to the future disposition or acquisition of any investment in any person or of any interest in any business enterprise, and any material contracts requiring AFC or any of its subsidiaries to purchase any security other than notes or other debt securities having a maturity date less than 90 days from the date of purchase;

          (g) contracts and arrangements that involve more than $250,000 and cannot be terminated, as of right and without penalty, on less than 90 days' notice between (i) AFC or any of its subsidiaries and (ii) any AFC Affiliate (as defined in Section 4.1 hereof) or any AFC Related Person (for the purposes

                                                           ACQUISITION AGREEMENT
     hereof "AFC Related Person" shall mean (A) any AFC Common Shareholder or any director or executive officer of AFC or any of its subsidiaries, (B) any spouse or immediate family member of any such shareholder, director or officer, and (C) any corporation or other entity (other than AFC and its subsidiaries) of which any of the aforementioned persons is an officer, director or partner or is, directly or indirectly, the beneficial owner of at least 5% of the ownership interest of such entity);

          (h) reinsurance or other similar contracts; and

          (i) other contracts (other than insurance contracts) that involve the payment or potential payment, pursuant to the terms of such contracts, by or to AFC or any of its subsidiaries of $2,000,000 or more within any twelve-month period commencing after the date hereof or that are otherwise material to the Condition of AFC and its subsidiaries taken as a whole.

     Each of the contracts listed in Schedule 3.15 of the Disclosure Schedule is in full force and effect and constitutes a valid and legally binding obligation of AFC or each of its subsidiaries to the extent that AFC or any of it subsidiaries is party thereto and, except as set forth in Schedule 3.15 of the Disclosure Schedule, to the knowledge of AFC and its subsidiaries, of each other person that is a party thereto in accordance with its terms; and neither AFC nor any of its subsidiaries is, and, except as set forth in Schedule 3.15 of the Disclosure Schedule, to the knowledge of AFC and its subsidiaries, no other party to such contract is, in violation, breach or default of any such contract (or with or without notice or lapse of time or both would be in violation, breach or default of any such contract). Except as set forth in the SEC Filings or Schedule 3.15 of the Disclosure Schedule, neither AFC nor any subsidiary of AFC is a party to or bound by any contract that was not entered into in the ordinary course of business or that has or may reasonably be expected to have, in the aggregate with any other contracts, a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. Neither AFC nor any of its subsidiaries is a party to or bound by any collective bargaining or similar labor contract.

     SECTION 3.16 INSURANCE ISSUED BY INSURANCE SUBSIDIARIES. Except as required by law or as set forth in Schedule 3.16 of the Disclosure Schedule, since December 31, 1993:

          (a) except as originated or amended in the ordinary course of business and as would not have a material adverse effect on the Condition of any such Insurance Subsidiary, no insurance product or program of any Insurance Subsidiary has been amended in any material respect or introduced;

          (b) all insurance contract obligations incurred by any Insurance Subsidiary have in all material respects been paid (or provision for payment has been made therefor) in accordance with the terms of the contracts under which they arose, except for such obligations for which any Insurance Subsidiary reasonably believes there is a reasonable basis to contest payment;

          (c) no outstanding insurance contract which would entitle the holder thereof or any other person to receive dividends, distributions or other benefits based on the revenues or earnings of any Insurance Subsidiary has been issued or assumed by any Insurance Subsidiary; and

          (d) the underwriting standards utilized and ratings applied by each Insurance Subsidiary with respect to insurance contracts outstanding as of the date hereof conform in all material respects to industry accepted practices (or otherwise are reasonable where no such industry accepted practices exist) and, with respect to any such contract reinsured in whole or in part, conform in all material respects to the standards and ratings required pursuant to the terms of the related reinsurance, coinsurance or other similar contracts. Except as set forth in Schedule 3.16 of the Disclosure Schedule, to the knowledge of AFC and the Insurance Subsidiaries, since the respective date of the most recent financial examination report of each Insurance Subsidiary: (i) all amounts recoverable under reinsurance, coinsurance or other similar contracts (including without limitation amounts based on paid and unpaid losses) are fully collectible in the ordinary course, net of established reserves as set forth in the Annual Statements or as reflected in the SEC Filings; (ii) each insurance agent or broker appointed by AFC or any Insurance Subsidiary, at the time such agent or broker wrote, sold or produced business for any Insurance Subsidiary, was duly appointed and, to the best of AFC's knowledge, duly licensed, as an insurance agent or broker (for the type of business written, sold or produced by such insurance agent or broker) in the

                                                           ACQUISITION AGREEMENT
     particular jurisdiction in which such agent or broker wrote, sold or produced such business for any Insurance Subsidiary, except for such failures to be so appointed or so licensed which would not, in the aggregate, have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole; (iii) to the best of AFC's knowledge, no such insurance agent or broker violated (or with or without notice or lapse of time or both would have violated) any term or provision of any law or any writ, judgment, decree, injunction or similar order applicable to the writing, sale or production of business for any Insurance Subsidiary, the result of which violations in the aggregate has or may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole and (iv) each Insurance Subsidiary has all licenses and permits required to conduct its insurance business and operations as they are currently being conducted.

     SECTION 3.17 THREATS OF CANCELLATION. Except as set forth in Schedule 3.17 of the Disclosure Schedule, since January 1, 1993 no policyholder, group of policyholder affiliates, or persons writing, selling or producing insurance business, which in the aggregate accounted for 10% or more of the premium income of any Insurance Subsidiary for the year ended December 31, 1993, has terminated or, to the knowledge of AFC and the Insurance Subsidiaries, threatened to terminate its relationship with any Insurance Subsidiary.

     SECTION 3.18 OPERATIONS INSURANCE. All liability, property, workers compensation, directors' and officers' liability, and other similar insurance contracts that insure the businesses, operations or affairs of AFC or any of its subsidiaries or affect or relate to the ownership, use, or operations of AFC's or any of its subsidiaries assets or properties and that have been issued to AFC or any of its subsidiaries are in full force and effect and, to the knowledge of AFC and its subsidiaries, are with financially sound and reputable insurers and, in light of the respective business operations and affairs of AFC and each of its subsidiaries, are in amounts and provide coverage that are reasonable and customary for persons in similar businesses.

     SECTION 3.19 BUSINESS OF AFC.  Except as set forth in the SEC Filings or
Schedule 3.19 of the Disclosure Schedule, AFC is a holding company and does not conduct any material business operations or affairs other than that of holding capital stock of its subsidiaries, APZ, and the AFC Affiliates.

     SECTION 3.20 JOINT PROXY/REGISTRATION STATEMENT. None of the information supplied or to be supplied by AFC (including, without limitation, any information relating to any of the AFC Affiliates) for inclusion or incorporation by reference in the Joint Proxy/Registration Statement, the AFC Proxy Statement, and any amendments or supplements thereto, will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) (a) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the times of the meetings of shareholders of AFC and APZ described in Sections 2.3 and 2.4, and (b) in the case of the AFC Proxy Statement, at the time of the delivery of the AFC Proxy Statement to AFC's shareholders and at the time of the meeting of AFC's shareholders described in Section 2.3, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to AFC, its officers and directors or any of its subsidiaries or any AFC Affiliate should occur which is required to be described in an amendment of, or a supplement to, the Joint Proxy/Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of AFC and APZ. The Joint Proxy/Registration Statement will (with respect to AFC) comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. The AFC Proxy Statement will comply as to form in all material respects with the requirements of Ohio law.

     SECTION 3.21 ENVIRONMENTAL MATTERS. (a) Except as set forth in the SEC Filings or Schedule 3.21 of the Disclosure Schedule (and excluding any liability, if any, of an Insurance Subsidiary for an Environmental

                                                           ACQUISITION AGREEMENT

Claim (as hereinafter defined) which is addressed by representations regarding reserves set forth in Section 3.7 hereof):

          (i) Each of AFC and its subsidiaries is, in all material respects, in compliance with all Environmental Laws (as hereinafter defined) and has not received any communication within the last three years from a governmental authority that alleges that AFC or any of its subsidiaries is not in such full compliance;

          (ii) There is no Environmental Claim (as hereinafter defined) pending or, to AFC's best knowledge, threatened against AFC or any of its subsidiaries or, to AFC's knowledge, pending or threatened against any person or entity whose liability for any Environmental Claim AFC or any of its subsidiaries has retained or assumed either contractually or by operation of law; and

          (iii) Except to the extent the same would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Material of Environmental Concern (as hereinafter defined), that could reasonably be expected to result in any Environmental Claim against AFC or any of its subsidiaries or against any person or entity whose liability for any Environmental Claim AFC or any of its subsidiaries has retained or assumed either contractually or by operation of law.

     (b) "Environmental Claim" means any written notice by any governmental or regulatory agency, authority or instrumentality alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned by AFC or any of its subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Laws.

     (c) "Environmental Laws" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

     (d) "Materials of Environmental Concern" means any substance, material or waste which is regulated by any governmental authority, including, without limitation, any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any law or regulation, including, but not limited to, petroleum, petroleum products, asbestos, urea formaldehyde and polychlorinated biphenyls.

     SECTION 3.22 STATE TAKEOVER STATUTES. To the best of AFC's knowledge, other than Ohio Revised Code Section 1701.831 and the Ohio Insurance Holding Company Systems Act or any comparable state insurance law in other applicable jurisdictions, no state takeover statute, control share acquisition statute, business combination statute or similar statute or regulation applies to the Mergers, this Agreement or any of the transactions contemplated by this Agreement.

     SECTION 3.23 COMPLIANCE WITH BANK REGULATORY MATTERS. AFC has previously delivered or made available to APZ true and complete copies of all agreements and undertakings that AFC or any of its subsidiaries has entered into with the Federal Reserve Bank in connection with The Provident Bank or any other matters. Each of AFC and its subsidiaries, in all material respects, is in full and complete compliance with all such agreements and undertakings, and has not received any communication that alleges AFC or any such subsidiaries is not in full compliance.

                                                           ACQUISITION AGREEMENT

     SECTION 3.24 COLLECTIBILITY UNDER REINSURANCE CONTRACTS. All amounts (including without limitation amounts based on paid and unpaid losses) recoverable under reinsurance, coinsurance or other similar contracts to which any Insurance Subsidiary is a party are fully collectible in the ordinary course, net of established reserves therefor. Each of such contracts is in full force and effect and constitutes a valid and legally binding obligation of each person that is a party thereto in accordance with its terms.

     SECTION 3.25 DISCLOSURE. No representation or warranty contained in this Agreement or the Disclosure Schedule, and no statement, certificate, schedule, list or other information furnished or to be furnished by or on behalf of AFC to APZ in connection with this Agreement, contains or will contain any untrue statement of a material fact, or omits to state or will omit to state a material fact necessary in order to make the statements herein or therein not misleading. The word "material" as used in this Section 3.25 shall mean material to the Condition of AFC and its subsidiaries taken as a whole.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF AFC
                        PERTAINING TO THE AFC AFFILIATES

     AFC represents and warrants to New American Premier and APZ as follows:

     SECTION 4.1 CAPITALIZATION.  Set forth on Section 4.1 of the Disclosure
Schedule is the capital structure of each of Chiquita Brands International, Inc. ("Chiquita"), Citicasters Inc. ("Citicasters") and American Financial Enterprises, Inc. ("AFEI") (each of Chiquita, Citicasters and AFEI, an "AFC Affiliate" and, collectively, the "AFC Affiliates") and the number of shares and percentage of the capital stock, or other ownership interest, owned of record and/or beneficially by AFC or any of its subsidiaries in each such AFC Affiliate. Except as set forth on Schedule 4.1 of the Disclosure Schedule, (i) all of the outstanding shares of capital stock and other ownership interests of AFC and any of its subsidiaries in the AFC Affiliates have been validly issued and are fully paid and nonassessable and are beneficially owned by either AFC or one of its directly or indirectly wholly owned subsidiaries free and clear of all liens, charges, claims or encumbrances, (ii) except as disclosed in the Affiliate SEC Filings (as defined in Section 4.3 hereof), there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other ownership interest of any of the AFC Affiliates or securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock or other ownership interest, or otherwise obligating any such AFC Affiliate to issue, transfer or sell any such capital stock or other securities or other ownership interest and
(iii) there are no voting trusts or other arrangements or understanding to which AFC, any subsidiary of AFC or any of the AFC Affiliates is a party with respect to the voting of the capital stock or other ownership interest of the AFC Affiliates.

     SECTION 4.2 NO VIOLATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not
(i) constitute a breach or violation of or default under the Articles of Incorporation, the By-laws or other charter documents of any AFC Affiliate or any of its subsidiaries or (ii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of any AFC Affiliate or any of its subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any AFC Affiliate or any of its subsidiaries is a party or to which they or any of their respective properties or assets may be subject, other than, in the case of clause (ii), (a) breaches, conflicts or violations that would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole and (b) the agreements set forth in Schedule 4.2 of the Disclosure Schedule as to which AFC shall obtain all necessary consents and/or waivers prior to the Closing, except where the failure to obtain such consents and/or waivers would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as

                                                           ACQUISITION AGREEMENT
a whole. The execution, delivery and performance by AFC of this Agreement and the consummation by AFC of the transactions contemplated hereby will not constitute a breach or violation of or default under any law, rule or regulation or any judgment, decree, order, governmental permit or license to which any AFC Affiliate or any of its subsidiaries is subject, except to the extent the same would not have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole.

     SECTION 4.3 SEC REPORTS AND FINANCIAL STATEMENTS. AFC has previously delivered to APZ true and complete copies of each AFC Affiliate's (i) Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the SEC, and all amendments thereto; (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994, as filed with the SEC; (iii) proxy statements relating to all meetings of its shareholders (whether annual or special) held or scheduled to be held since January 1, 1994; and (iv) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by it with the SEC since December 31, 1993 (collectively, the "Affiliate SEC Filings"). As of their respective dates, the Affiliate SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of each AFC Affiliate included in the Affiliate SEC Filings present fairly, in all material respects, the financial condition, results of operations and changes in financial position of such AFC Affiliate as at the dates or for the periods indicated therein in conformity with GAAP.

     SECTION 4.4 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Affiliate SEC Filings or Schedule 4.4 of the Disclosure Schedule, since December 31, 1993, each AFC Affiliate and its subsidiaries has conducted business only in the ordinary and usual course and there has not occurred any adverse change in the Condition of the AFC Affiliates and their subsidiaries taken as a whole that, in the aggregate, may reasonably be expected to have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole.

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF APZ

     APZ represents and warrants to AFC as follows:

     SECTION 5.1 ORGANIZATION AND QUALIFICATION.

     (a) APZ. APZ is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. All material subsidiaries of APZ (the "APZ Subsidiaries") are corporations duly organized, validly existing and in good standing (or the local law equivalent) under the laws of their jurisdictions of incorporation. APZ and the APZ Subsidiaries have the requisite corporate power to conduct their businesses as they are currently being conducted and are duly qualified as foreign corporations (or the local law equivalent) to do business in the respective jurisdictions where the character of their properties owned or leased or the nature of their activities makes such qualification necessary, except to the extent that lack of such qualification would not have a material adverse effect on the Condition of APZ and its subsidiaries taken as a whole.

     (b) New American Premier Entities. Each of the New American Premier Entities is a newly formed corporation, duly incorporated and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. APZ Sub and AFC Sub are each a wholly owned subsidiary of New American Premier, and each such subsidiary was formed solely for the purpose of effectuating the Mergers. Except for the activities incident to its organization and the transactions contemplated by this Agreement, each of the New American Premier Entities has not engaged in any business activities of any type whatsoever and has no material assets or liabilities.

                                                           ACQUISITION AGREEMENT

     SECTION 5.2 CAPITALIZATION.

     (a) APZ. The authorized capital stock of APZ consists of 200,000,000 shares of APZ Common Stock and 23,090,274 shares of preference stock ("APZ Preferred Stock"). As of November 30, 1994, (i) 47,616,111 shares of APZ Common Stock were outstanding or issuable, including 1,375,304 shares set aside for issuance pursuant to APZ's 1978 Plan of Reorganization, (ii) 212,698 shares of APZ Preferred Stock were issued and outstanding, which are convertible into 446,799 shares of APZ Common Stock and (iii) no shares of APZ Common Stock were held in APZ's treasury. In addition, as of such date, (i) 446,799 shares of APZ Common Stock were reserved for issuance upon optional conversion of the outstanding shares of APZ Preferred Stock and (ii) 5,115,671 shares of APZ Common Stock were reserved for issuance in connection with the APZ Stock Option Plan, of which 2,957,291 shares were reserved for issuance upon the exercise of outstanding APZ Stock Options and 2,158,380 shares were reserved for issuance in connection with ungranted additional stock options. All of the issued and outstanding shares of capital stock of APZ are validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights. Since November 30, 1994, APZ has not issued any shares of its capital stock or additional options to purchase shares of its capital stock except for the issuance of shares of APZ Common Stock (i) upon exercise of APZ Stock Options, (ii) in connection with shares issued pursuant to APZ's 1978 Plan of Reorganization, or (iii) in connection with shares issued pursuant to APZ's Employee Stock Purchase Plan. Except as set forth above or in Schedule 5.2 of the disclosure schedule previously delivered by APZ to AFC (the "APZ Disclosure Schedule"), as of the date hereof, (i) there are no shares of capital stock of APZ authorized, issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating APZ or its subsidiaries, to issue, transfer or sell, presently or in the future, any shares of the capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock of APZ. Except as set forth in the APZ SEC Filings (as defined in Section 5.5 below) or
Schedule 5.2 of the APZ Disclosure Schedule, all of the outstanding shares of capital stock of each of the APZ Subsidiaries have been validly issued and are fully paid and nonassessable and are beneficially owned by either APZ or another of the APZ Subsidiaries free and clear of all liens, charges, claims or encumbrances. Except as set forth in the APZ SEC Filings or Schedule 5.2 of the APZ Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock of any of the APZ Subsidiaries or securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock, or otherwise obligating any such APZ Subsidiary to issue, transfer or sell any such capital stock or other securities. There are no voting trusts or other agreements or understandings to which APZ or any of its subsidiaries is a party with respect to the voting of the capital stock of APZ or any of the APZ Subsidiaries.

     (b) New American Premier. The authorized capital stock of New American Premier consists of 750 shares of New American Premier Common Stock and 100 shares of preferred stock ("New American Premier Preferred Stock"). As of the date of this Agreement, (i) ten (10) shares of New American Premier Common Stock were issued and outstanding and owned in the manner set forth in Schedule 5.2 of the APZ Disclosure Schedule, (ii) no shares of New American Premier Preferred Stock were issued or outstanding, and (iii) no shares of New American Premier Stock were held in New American Premier's treasury. All of the issued and outstanding shares of capital stock of New American Premier and its subsidiaries are validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights. Except as contemplated by this Agreement, there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating New American Premier or its subsidiaries, to issue, transfer or sell, presently or in the future, any shares of the capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock of New American Premier or its subsidiaries.

     SECTION 5.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of APZ and the New American Premier Entities has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors

                                                           ACQUISITION AGREEMENT
of each of APZ and the New American Premier Entities and this Agreement has been approved by the sole shareholders of each of the New American Premier Entities. A special committee of the Board of Directors of APZ (the "Special Committee") has adopted resolutions recommending that the full Board of Directors of APZ approve this Agreement and the APZ Merger, determining that the terms of this Agreement and the APZ Merger are fair to, and in the best interest of, the shareholders of APZ Common Stock other than AFC and its subsidiaries (such shareholders of APZ Common Stock, other than AFC and its subsidiaries, hereinafter referred to as "APZ's Public Shareholders"). Except for the approval of this Agreement by the shareholders of APZ, no other corporate proceedings on the part of APZ or the New American Premier Entities are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by APZ and each of the New American Premier Entities and (assuming this Agreement is a valid and binding obligation of AFC) constitutes a valid and binding agreement of APZ and the New American Premier Entities enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) remedies of specific performance and injunctive and other forms of relief may be subject to general principles of equity and public policy and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 5.4 NO VIOLATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not
(i) constitute a breach or violation of or default under the Articles of Incorporation, By-laws or Code of Regulations of APZ or any of the New American Premier Entities or (ii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of APZ or any of the New American Premier Entities under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which APZ or any of the New American Premier Entities is a party or to which they or any of their properties or assets may be subject, other than, in the case of clause (ii) (a) breaches, conflicts or violations that would not have a material adverse effect on the Condition of APZ and its subsidiaries taken as a whole and (b) the agreements set forth in Schedule 5.4 of the APZ Disclosure Schedule. Other than in connection with, or in compliance with, the provisions of the PBCL, the OGCL, the Exchange Act, the Securities Act, and the HSR Act and requirements of the FCC, the NYSE, the Department of Insurance of Ohio and other insurance regulatory agencies, (i) the consummation by APZ and the New American Premier Entities of the transactions contemplated hereby will not require the consent or approval of any other party to any of the above or affect the validity or effectiveness of any of the above except for consents or approvals, the failure to obtain which would not, in the aggregate, have a material adverse effect on the Condition of APZ and its subsidiaries taken as a whole and (ii) the execution, delivery and performance by APZ and the New American Premier Entities of this Agreement and the consummation by APZ and the New American Premier Entities of the transactions contemplated hereby will not constitute a breach or violation of or default under any law, rule or regulation or any judgment, decree, order, governmental permit or license to which APZ or any of the New American Premier Entities is subject, which would have a material adverse effect on the Condition of APZ and its subsidiaries taken as a whole.

     SECTION 5.5 SEC REPORTS AND FINANCIAL STATEMENTS. APZ has previously delivered to AFC true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the SEC, and all amendments thereto; (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994, as filed with the SEC; (iii) proxy statements relating to all meetings of its shareholders (whether annual or special) held or scheduled to be held since January 1, 1994; and (iv) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by it with the SEC since December 31, 1993 (collectively, the "APZ SEC Filings"). As of their respective dates, the APZ SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of APZ included in the

                                                           ACQUISITION AGREEMENT

APZ SEC Filings present fairly, in all material respects, the financial condition, results of operations and changes in financial position of APZ as at the dates or for the periods indicated therein in conformity with GAAP.

     SECTION 5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the APZ SEC Filings or Schedule 5.6 of the APZ Disclosure Schedule, since December 31, 1993, each of APZ and the APZ Subsidiaries has conducted its businesses only in the ordinary and usual course and there has not occurred any material adverse change in the Condition of APZ and its subsidiaries taken as a whole.

     SECTION 5.7 JOINT PROXY/REGISTRATION STATEMENT. None of the information to be supplied by APZ and the New American Premier Entities for inclusion or incorporation by reference in the Joint Proxy/Registration Statement, or any amendment or supplement thereto, will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the times of the meetings of shareholders of AFC and APZ described in Sections 2.3 and 2.4, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APZ, its officers and directors, or any of its subsidiaries or the New American Premier Entities shall occur which is required to be described in the Joint Proxy/Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC. The Registration Statement will comply (with respect to APZ and the New American Premier Entities) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

                                   ARTICLE VI

                               CERTAIN COVENANTS

     SECTION 6.1 CONDUCT OF BUSINESS PENDING THE MERGERS. AFC covenants and agrees that, prior to the Effective Time, unless APZ shall otherwise agree in writing or as otherwise expressly permitted or contemplated by this Agreement:

     (a) the business of AFC and its subsidiaries shall be conducted only in the ordinary course and consistent with past practice and neither AFC nor any of its subsidiaries shall sell any material properties or assets;

     (b) except as provided in Section 6.8 hereof, AFC shall not (i) split, combine or reclassify any shares of its capital stock or (ii) declare, set aside or pay any dividend or other distribution or make any payment in cash, stock or property in respect of any shares of its capital stock other than cash dividends on the AFC Preferred Stock at presently established rates;

     (c) except as provided in Section 6.8 hereof or as contemplated by the Shareholders Agreement, neither AFC nor any of its subsidiaries shall (i) amend its Articles of Incorporation, By-laws, Code of Regulations or other charter documents, (ii) issue or sell any shares of, or rights of any kind to acquire any shares of or to receive any payment based on the value of, its capital stock or any securities convertible into shares of any such capital stock (including, without limitation, any further stock options or stock appreciation rights), except upon the exercise of presently outstanding options or rights to acquire shares of AFC Common Stock, in each case in accordance with their present terms, or (iii) acquire, directly or indirectly, by redemption or otherwise, any shares of its capital stock;

     (d) each of AFC and its subsidiaries shall use its best efforts to preserve intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of those having business relationships with it;

                                                           ACQUISITION AGREEMENT

     (e) neither AFC nor any of its subsidiaries shall agree, in writing or otherwise, to take any of the actions prohibited by the foregoing clauses (a) through (d).

     SECTION 6.2 REASONABLE EFFORTS. Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from all appropriate regulatory agencies or authorities and the making of all necessary registrations and filings, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby.

     SECTION 6.3 ACCESS AND INFORMATION. Each party hereto shall (and shall cause each of its subsidiaries to) afford to each other party hereto and such party's accountants, counsel and other representatives full access during normal business hours through the period prior to the Effective Time to all of its properties, books, contracts, commitments and records (including, but not limited to, tax returns) and, during such period, such party shall furnish promptly to each other party (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirement of federal or state securities laws or state insurance laws and (ii) all other information concerning its business, properties and personnel as each other party may reasonably request; provided, however, that no investigation pursuant to this
Section 6.3 shall affect any representations or warranties or the conditions to the obligations of the parties to consummate the Mergers.

     SECTION 6.4 NOTICE OF ACTIONS AND PROCEEDINGS. AFC shall promptly notify APZ, and APZ shall promptly notify AFC, of any actions, suits, claims, investigations, or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting AFC or APZ, as the case may be, which, if pending on the date hereof, would have been required to have been disclosed in writing pursuant to Section 3.11 hereof or which relate to the consummation of the Mergers.

     SECTION 6.5 NOTIFICATION OF CERTAIN OTHER MATTERS.

     (a) AFC shall promptly notify APZ of:

          (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by AFC, any of its subsidiaries, any AFC Affiliate or any subsidiary of a AFC Affiliate subsequent to the date of this Agreement and prior to the Effective Time, under any material agreement to which AFC, any of its subsidiaries, any AFC Affiliate or any subsidiary of a AFC Affiliate is a party or to which any such entity or any of its respective properties or assets may be subject or bound;

          (ii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

          (iii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated hereby; and

          (iv) any material adverse change in the Condition of AFC and its subsidiaries taken as a whole or the occurrence of an event or development which, so far as reasonably can be foreseen at the time of its occurrence, could result in any such change.

     (b) APZ shall promptly notify AFC of:

          (i) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

          (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated hereby; and

                                                           ACQUISITION AGREEMENT

          (iii) any material adverse change in the Condition of APZ and its subsidiaries taken as a whole or the occurrence of an event or development which, so far as reasonably can be seen at the time of its occurrence, could result in any such change.

     SECTION 6.6 SUPPLEMENTAL DISCLOSURE. Each party shall have the continuing right and obligation promptly to supplement or amend its disclosure schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date hereof, would have been required to be set forth or described in its disclosure schedule; provided, however, that for the purpose of the rights and obligations of the parties hereunder, any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date hereof unless so agreed to in writing by the other party.

     SECTION 6.7 REGISTRATION, LISTING AND ISSUANCE OF NEW AMERICAN PREMIER STOCK. APZ shall use its best efforts to (a) cause the registration of the issuance of the New American Premier Common Stock to be issued pursuant to this Agreement under the applicable provisions of the Securities Act and the Exchange Act and (b) cause the New American Premier Common Stock to be issued pursuant to this Agreement to be listed for trading on the NYSE. APZ covenants that the New American Premier Stock issuable pursuant to this Agreement will be duly and validly authorized and will, upon issuance, be validly issued, fully paid and nonassessable.

     SECTION 6.8 AMENDMENT TO AFC'S ARTICLES OF INCORPORATION. Prior to the Effective Time, AFC shall cause its Articles of Incorporation to be amended so as to provide (a) that holders of Series F and Series G AFC Preferred Stock shall be entitled, effective one day prior to the Effective Time, to one vote per share, voting with the holders of AFC Common Stock as a single class, on all matters presented to the shareholders of AFC for their vote, consent or waiver, including the election of directors, (b) for the authorization of a total of 53,000,000 shares of AFC Common Stock and a new series of non-voting AFC Preferred Stock as may be required to be issued pursuant to the Shareholders Agreement, (c) that Section 1701.831 of the OGCL shall not apply to control share acquisitions of shares of AFC and (d) that shareholders of AFC shall not have the right to vote cumulatively in the election of directors.

     SECTION 6.9 SURVIVAL OF INDEMNIFICATION. To the fullest extent not prohibited by law, from and after the Effective Time, all rights to indemnification as of the date hereof in favor of the employees, agents, directors or officers of APZ, AFC and their respective subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective Articles of Incorporation, By-laws, Code of Regulations or other charter documents, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Mergers and shall continue in full force and effect for a period of not less than six years from the Effective Time.

     SECTION 6.10 NO DECONSOLIDATION. New American Premier covenants that it will not engage voluntarily in any transaction or other action for a period of two years after the Effective Time that would (i) result in the termination of AFC's federal consolidated tax group which existed prior to the Mergers, (ii) involve the stock, or, other than in the ordinary course of business, the assets (other than the stock of New American Premier), of AFC or any member of AFC's federal consolidated tax group, or (iii) involve the stock of any AFC Affiliate, or any subsidiary of AFC that is not a member of AFC's federal consolidated tax group, and would result, or reasonably could be expected to result, when combined with any other similar transactions that have been demonstrated to the satisfaction of the Special Committee (or qualifying successor directors described below) to be reasonably likely to occur, in a net tax cash cost of more than $25,000,000, without the approval of the directors comprising the Special Committee or any successor directors who would be permitted to serve on an Audit Committee of New American Premier in accordance with the rules promulgated under The New York Stock Exchange Listed Company Manual.

     SECTION 6.11 AMENDMENT TO NEW AMERICAN PREMIER'S ARTICLES OF
INCORPORATION. Immediately prior to the Effective Time, New American Premier shall cause its Articles of Incorporation to be amended to provide for the authorization of a total of (i) 200,000,000 shares of New American Premier Common Stock and (ii) 25,000,000 shares of New American Premier Preferred Stock, with terms substantially identical in all material respects with the existing capital structure of APZ.

                                                           ACQUISITION AGREEMENT

                                  ARTICLE VII

                                   CONDITIONS

     SECTION 7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGERS. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) this Agreement and the Mergers shall have been approved and adopted by the requisite vote of the shareholders of AFC and APZ;

          (b) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect which would prevent the consummation of the Mergers or the other transactions contemplated hereby;

          (c) all waiting periods applicable to the consummation of the Mergers under the HSR Act shall have expired;

          (d) the Registration Statement shall have been declared effective and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance of the New American Premier Stock shall have been received;

          (e) the New American Premier Common Stock required to be issued hereunder shall have been approved for listing on the NYSE, subject to official notice of issuance;

          (f) all actions, nonactions, consents, approvals and waivers from third parties (including, without limitation, the FCC, the NYSE, banking regulatory authorities, the Department of Insurance of Ohio or any other insurance regulatory agencies) necessary or appropriate to consummate the transactions contemplated by this Agreement shall have been obtained without imposing any conditions that would have a material adverse effect on the Condition of (i) AFC and its subsidiaries taken as a whole or (ii) APZ and its subsidiaries taken as a whole, except to the extent that, if not obtained, would not result in any such material adverse effect;

          (g) the Special Committee shall have received from Furman Selz Incorporated an opinion, dated the date of the mailing of the Proxy Statement and re-dated as of the Effective Time, in customary form, to the effect that the consideration for the Mergers is fair to APZ's Public Shareholders from a financial point of view;

          (h) the parties shall have received a favorable response to the tax ruling sought pursuant to Section 2.9 hereof by June 30, 1995 or, in lieu thereof, to the extent applicable, the exchange of shares of AFC Common Stock for AFC Preferred Stock shall have taken place in accordance with the terms and provisions of the Shareholders Agreement;

          (i) counsel to APZ shall have delivered to APZ an opinion (dated the date of the Effective Time and based on facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time), substantially to the effect that:
     (i) no gain or loss will be recognized by APZ, APZ Sub or New American Premier as a result of the APZ Merger; (ii) no gain or loss will be recognized by an APZ shareholder who receives shares of New American Premier Stock pursuant to the APZ Merger; (iii) the tax basis of the shares of New American Premier Stock owned by a former shareholder of APZ will be the same as the tax basis of the shares of APZ Common Stock and APZ Preferred Stock formerly owned by such shareholder; and (iv) the holding period of the shares of New American Premier Stock received as a result of the APZ Merger will include the period during which the shares formerly representing APZ Common Stock and APZ Preferred Stock were held, provided such shares of APZ Common Stock and APZ Preferred Stock were held as capital assets

                                                           ACQUISITION AGREEMENT
     immediately prior to the Effective Time (in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of APZ);

          (j) counsel to AFC shall have delivered to AFC an opinion (dated the date of the Effective Time and based on facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time), substantially to the effect that:
     (i) no gain or loss will be recognized by AFC, AFC Sub or New American Premier as a result of the AFC Merger; (ii) no gain or loss will be recognized by an AFC shareholder who receives solely shares of New American Premier Stock pursuant to the AFC Merger; (iii) an AFC shareholder who receives cash in lieu of a fractional share of New American Premier Stock pursuant to the AFC Merger will recognize gain to the extent of cash received; (iv) the tax basis of the shares of New American Premier Stock owned by a former shareholder of AFC will be the same as the tax basis of the AFC Common Stock formerly owned by such shareholder minus the cash received, if any, plus gain recognized on receipt of such cash, if any; and
     (v) the holding period of the shares of New American Premier Stock received as a result of the AFC Merger will include the period during which the shares formerly representing AFC Common Stock were held, provided such shares of AFC Common Stock were held as capital assets immediately prior to the Effective Time (in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of AFC); and

          (k) a Certificate of Amendment in form and substance reasonably acceptable to APZ and AFC shall have been filed with the Secretary of State amending New American Premier's Articles of Incorporation in the manner contemplated by Section 6.11 hereof.

     SECTION 7.2 CONDITIONS TO OBLIGATION OF AFC TO EFFECT THE MERGERS. Unless waived by AFC in the manner provided in Section 9.6 hereof, the obligation of AFC to effect the Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) New American Premier and APZ shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by them under this Agreement at or prior to the Effective Time and the representations and warranties of New American Premier and APZ contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such date, except as otherwise contemplated or permitted by this Agreement, and AFC shall have received a Certificate of the Chairman of the Board, the President or a Vice President of APZ as to the satisfaction of this condition.; and

          (b) AFC shall have received an opinion of counsel to APZ reasonably satisfactory to AFC, dated as of the Effective Time and in form and substance reasonably satisfactory to AFC, substantially to the effect that:

             (1) Each of APZ and the New American Premier Entities has been duly organized, and is subsisting and in good standing, as a corporation under the laws of its respective jurisdiction of incorporation.

             (2) Each of APZ and the New American Premier Entities has the corporate power and corporate authority to enter into this Agreement and consummate the transactions provided for herein. The execution and delivery of this Agreement by APZ and the New American Premier Entities, and the consummation by APZ and the New American Premier Entities of the transactions provided for herein, have been duly authorized by requisite corporate action on the part of APZ and the New American Premier Entities. This Agreement has been executed and delivered by APZ and the New American Premier Entities and (assuming this Agreement is a valid and binding obligation of AFC) is a valid and binding obligation of APZ and the New American Premier Entities enforceable against each of them in accordance with its terms, except (A) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) that remedies of specific performance and injunctive and other forms of relief may be subject to general principles of equity

                                                           ACQUISITION AGREEMENT
        and public policy and to the discretion of the court before which any proceeding therefor may be brought.

             (3) The execution, delivery and performance by APZ of this Agreement will not (A) conflict with or result in a breach of any provision of the Articles of Incorporation or By-laws of APZ, (B), except as set forth in the APZ SEC Filings, result in, constitute a violation of or a default under, or cause the creation of any security interest or lien upon any of the properties or assets of APZ pursuant to, or cause the acceleration of the maturity of any debt or obligation of APZ pursuant to, any agreement, instrument, order, judgment or decree to which APZ is subject and of which such counsel is specifically aware and which APZ has advised such counsel in connection with this transaction is material to the Condition of APZ or (C) insofar as is actually known to such counsel, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which APZ is subject which would have a material adverse effect on the Condition of APZ and its subsidiaries taken as a whole.

             (4) No facts have come to the attention of such counsel which would lead such counsel to believe that (except for information relating to tax or accounting matters and except for the financial statements and other financial or statistical information contained therein or the information concerning AFC, its subsidiaries and the AFC Affiliates, as to which such counsel expresses no opinion), at the respective times the Joint Proxy/Registration Statement or any amendments or supplements thereto were declared effective by the SEC or mailed to the respective shareholders of AFC and APZ, or at the times of the meetings of AFC's and APZ's shareholders referred to in Sections 2.3 and 2.4 hereof, the Joint Proxy/Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States or the laws of a state in which such counsel is licensed, such counsel may rely upon opinions of counsel admitted to practice in such other jurisdictions. Any opinions relied upon by such counsel as aforesaid shall be delivered together with the opinion of such counsel, which shall state that AFC's and such counsel's reliance thereon is justified. Such opinion may include qualifications similar to those set forth in Article V hereof and may expressly rely as to matters of fact upon certificates furnished by appropriate officers and directors of APZ and its subsidiaries and by public officials.

     SECTION 7.3 CONDITIONS TO OBLIGATIONS OF APZ AND NEW AMERICAN PREMIER TO EFFECT THE MERGERS. Unless waived by APZ in the manner provided in Section 9.6 hereof, the obligations of APZ to effect the Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) AFC shall have performed or complied in all material respects with all obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time and the representations and warranties of AFC contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such date, except as otherwise contemplated or permitted by this Agreement, and APZ shall have received a Certificate of the Chairman of the Board or the President of AFC as to the satisfaction of this condition;

          (b) a Certificate of an Amendment to AFC's Articles of Incorporation shall have been filed with the Secretary of State of Ohio amending AFC's Articles of Incorporation in the manner contemplated by Section 6.8 hereof;

          (c) the AFC Stock Options shall have been exercised with the exercise price fully paid therefor in cash, or otherwise cancelled, and the Put shall have been terminated, as provided for in Section 2.1 hereof; and

                                                           ACQUISITION AGREEMENT

          (d) APZ shall have received an opinion of counsel to AFC reasonably satisfactory to APZ, dated as of the Effective Time and in form and substance reasonably satisfactory to APZ, substantially to the effect that:

             (1) Each of AFC, its material subsidiaries and the AFC Affiliates has been duly organized, and is subsisting and in good standing, as a corporation or other limited liability entity under the laws of its respective jurisdiction of incorporation or other organization.

             (2) AFC has the corporate power and corporate authority to enter into this Agreement and consummate the transactions provided for herein. The execution and delivery of this Agreement by AFC, and the consummation by AFC of the transactions provided for herein, have been duly authorized by requisite corporate action on the part of AFC. This Agreement has been executed and delivered by AFC and (assuming this Agreement is a valid and binding obligation of APZ and the New American Premier Entities) is a valid and binding obligation of AFC enforceable against AFC in accordance with its terms, except (A) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) that remedies of specific performance and injunctive and other forms of relief may be subject to general principles of equity and public policy and to the discretion of the court before which any proceeding therefor may be brought.

             (3) The execution, delivery and performance by AFC of this Agreement will not (A) conflict with or result in a breach of any provision of the Articles of Incorporation or Code of Regulations of AFC or any of the charter documents of its subsidiaries, (B), except as provided in Section 3.4 hereof, result in, constitute a violation of or a default under, or cause the creation of any security interest or lien upon any of the properties or assets of AFC or any of its subsidiaries pursuant to, or cause the acceleration of the maturity of any debt or obligation of AFC or any of its subsidiaries pursuant to, any agreement, instrument, order, judgment or decree to which AFC or any of its subsidiaries is subject and of which such counsel is specifically aware and which AFC has advised such counsel in connection with this transaction is material to the Condition of AFC and its subsidiaries taken as a whole or (C) insofar as is actually known to such counsel, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which AFC or any of its subsidiaries is subject which would have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole.

             (4) To the best knowledge of such counsel, neither the execution and delivery by AFC of this Agreement nor the consummation by AFC of the transactions contemplated hereby, nor compliance by AFC with any of the provisions hereof will require, except for the applicable requirements of the HSR Act, the Securities Act, the Exchange Act, the FCC, the NYSE, the Department of Insurance of Ohio and other insurance regulatory agencies and the filing of appropriate documents to effect the Mergers as required by the Commonwealth of Pennsylvania and the State of Ohio, any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental or regulatory authority except for consents or approvals, the failure to obtain which would not, in the aggregate, have a material adverse effect on the Condition of AFC and its subsidiaries taken as a whole. To the best knowledge of such counsel, except with respect to the HSR Act, the Securities Act, the Exchange Act and requirements of the FCC, the NYSE, the Department of Insurance of Ohio and other insurance regulatory agencies, no consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental or regulatory authority is necessary in connection with the execution, delivery and performance of this Agreement or to enable AFC and its subsidiaries to continue to conduct their entire business, properties and operations after the Effective Time in a manner which is consistent with that in which they are presently conducted.

             (5) No facts have come to the attention of such counsel which would lead such counsel to believe that (except for information relating to tax or accounting matters and except for the financial statements and other financial or statistical information contained therein or the information concerning APZ and its subsidiaries, as to which such counsel expresses no opinion), at the

                                                           ACQUISITION AGREEMENT
        respective times the Joint Proxy/Registration Statement or any amendments or supplements thereto were filed declared effective by the SEC or mailed to the respective shareholders of AFC and APZ, or at the times of the meetings of AFC's and APZ's shareholders referred to in Sections 2.3 and 2.4 hereof, the Joint Proxy/Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States or the laws of the State of Ohio, such counsel may rely upon opinions of counsel admitted to practice in such other jurisdictions. Any opinions relied upon by such counsel as aforesaid shall be delivered together with the opinion of such counsel, which shall state that APZ's and such counsel's reliance thereon is justified. Such opinion may include qualifications similar to those set forth in Article III hereof and may expressly rely as to matters of fact upon certificates furnished by appropriate officers and directors of AFC and its subsidiaries and by public officials.

                                  ARTICLE VIII

                                  TERMINATION

     SECTION 8.1 TERMINATION. This Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time, whether before or after approval of the Mergers by the respective shareholders of AFC and APZ:

          (a) by mutual consent of the Boards of Directors of APZ and AFC;

          (b) by either APZ or AFC if the Mergers shall not have been consummated on or before June 30, 1995; provided that no party in breach of its obligations hereunder shall have the right unilaterally to terminate this Agreement;

          (c) by APZ if there shall have occurred any events, changes or developments which, individually or in the aggregate, have affected or may affect materially and adversely the Condition of AFC and its subsidiaries taken as a whole, provided, however, for the purposes of this clause (c), a material and adverse effect on the Condition of AFC shall not be deemed to occur solely as a result of market fluctuations in the trading value of common stock of any AFC Affiliate or APZ;

          (d) by AFC if there shall have occurred any events, changes or developments which, individually or in the aggregate, have affected or may affect materially and adversely the Condition of APZ and its subsidiaries taken as a whole, provided, however, for the purposes of this clause (d), a material adverse effect on the Condition of APZ shall not be deemed to occur solely as a result of market fluctuations in the trading value of APZ Common Stock; or

          (e) by APZ if the Special Committee determines, after consultation with legal counsel, that as a result of an event or condition not directly caused by APZ, pursuant to its fiduciary duties in accordance with applicable law, this Agreement should be terminated.

     SECTION 8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement by either APZ or AFC, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto against any other party hereto, or their respective directors, officers, shareholders or agents, except as provided in Section 9.3 hereof and except that any such termination shall be without prejudice to the rights of any party hereto arising out of the inaccuracy of any representation or warranty or breach by any other party of any covenant or agreement contained in this Agreement. Notwithstanding the foregoing, (i) AFC shall not assert any claim or action against APZ (or any of its directors, officers, shareholders or agents) or against any third party, including any action based on tort or other extra-contractual theories of law or equity, that arises from or is based upon any act that interferes or allegedly interferes with this Agreement or that results in the termination of this Agreement pursuant to Section 8.1(e) hereof and (ii) it is further understood that any supplemental or amended disclosure made pursuant to Section 6.6 hereof

                                                           ACQUISITION AGREEMENT
with respect to a matter that did not exist as of the date hereof and arises hereafter or, to the extent a representation or warranty is based on a party's knowledge, becomes known for the first time after the date hereof, shall be deemed a closing condition only and shall not be a basis for a claim or action that the representations and warranties made herein are inaccurate.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement shall survive the Effective Time.

     SECTION 9.2 CLOSING. The closing of the Mergers (the "Closing") shall take place at the offices of Taft, Stettinius & Hollister, 1800 Star Bank Center, 425 Walnut Street, Cincinnati, Ohio 45202 (or at such other place as the parties shall agree) as promptly as practicable after the later of (i) the meetings of shareholders of AFC and APZ referred to in Sections 2.3 and 2.4 hereof and (ii) satisfaction or waiver of all other conditions.

     SECTION 9.3 FEES AND EXPENSES. Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except that the expenses incurred in connection with the printing of the Joint Proxy/Registration Statement shall be borne equally by APZ and AFC.

     SECTION 9.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if hand delivered, transmitted by telegram, telex or telecopy or mailed by registered or certified mail, postage prepaid, return receipt requested, as follows:

     (a) If to APZ or any New American Premier Entity, to:

               American Premier Underwriters, Inc.
               1400 Provident Tower
               One East Fourth Street
               Cincinnati, Ohio 45202
               Attention: Robert Olson, Esq.

        with copies to:

               Alfred W. Martinelli
               Chairman of the Special Committee
               c/o American Premier Underwriters, Inc.
               1400 Provident Tower
               One East Fourth Street
               Cincinnati, Ohio 45202

                    and

               Taft, Stettinius & Hollister
               1800 Star Bank Center
               425 Walnut Street
               Cincinnati, OH 45202
               Attention: Timothy E. Hoberg, Esq.

     (b) If to AFC, to:

               American Financial Corporation
               919 Provident Tower
               One East Fourth Street
               Cincinnati, OH 45202
               Attention: James E. Evans, Esq.

                                                           ACQUISITION AGREEMENT
        with copy to:

               Keating, Muething & Klekamp
               1800 Provident Tower
               One East Fourth Street
               Cincinnati, OH 45202
               Attention: Gary P. Kreider, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the other parties in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     SECTION 9.5 AMENDMENTS. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after the approval of this Agreement by the respective shareholders of AFC and APZ, but after such approval, there shall be no amendment or modification that by law requires the approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto.

     SECTION 9.6 WAIVER. At any time prior to the Effective Time, the parties hereto by action taken by their respective Boards of Directors may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein to the extent permitted by law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     SECTION 9.7 BROKERS. AFC represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of AFC. APZ and New American Premier represent and warrant that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of APZ or New American Premier, except for their financial advisor, Furman Selz Incorporated.

     SECTION 9.8 PUBLICITY. So long as this Agreement is in effect, the parties hereto shall not, and shall cause their affiliates not to, issue or cause the publication of any press release or other announcement with respect to the Mergers or this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed where such release or announcement is required by applicable law.

     SECTION 9.9 SUBSIDIARIES. When a reference is made in this Agreement to any subsidiary of APZ, New American Premier, AFC or any AFC Affiliate, the word "subsidiary" means another entity, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by APZ, New American Premier, AFC or such AFC Affiliate, as the case may be, provided that the word subsidiary shall not be deemed to include any employee benefit plan for the employees of AFC. For the purposes of this Agreement, AFEI shall be deemed both an AFC Affiliate and a subsidiary of AFC.

     SECTION 9.10 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.11 NONASSIGNABILITY. This Agreement shall not be assigned by operation of law or otherwise.

     SECTION 9.12 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature under or by reason of this Agreement, except for Sections 1.4, 1.5, and 6.9

                                                           ACQUISITION AGREEMENT

     SECTION 9.13 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which shall constitute one and the same agreement.

     SECTION 9.14 GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Ohio, without regard to its conflicts of law rules, except to the extent the provisions of this Agreement are expressly governed by or derive their authority from the PBCL.

     SECTION 9.15 REMEDIES FOR BREACH; SPECIFIC PERFORMANCE. Each of the parties acknowledges and agrees that the other party or parties would be irreparably damaged in the event any covenant or agreement contained in this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each of the parties shall be entitled, without bond or other security, to an injunction or injunctions to enforce specifically this Agreement and the covenants and agreements contained herein in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which such party may be entitled, at law or in equity. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including money damages, for breach hereof as a result of such holding or order.

     SECTION 9.16 APPROVAL BY SPECIAL COMMITTEE. The approval of the Special Committee shall be required for (i) any amendment or termination of this Agreement by APZ, (ii) the waiver of any of APZ's rights or remedies under this Agreement or (iii) the extension for the time of performance of AFC's obligations under this Agreement.

     SECTION 9.17 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto and supersedes all prior agreements and understandings, oral or written, among the parties hereto with respect to the subject matter hereof.


     SECTION 9.18 CERTAIN REFERENCES: DELIVERIES. All references in this Agreement to "the date hereof " or to "the date of this Agreement" shall be deemed to mean December 9, 1994. Any representation qualified by reference to the Disclosure Schedule or the APZ Disclosure Schedule shall be deemed to be made as of December 9, 1994, unless otherwise specified. Unless otherwise specified, references to agreements to be delivered simultaneously with the execution and delivery of this Agreement shall be deemed to refer to agreements delivered simultaneously with the execution and delivery of the 1994 Agreement.

                                                           ACQUISITION AGREEMENT

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of New American Premier, APZ, APZ Sub, AFC and AFC Sub on the date first above written.

                                            AMERICAN PREMIER GROUP, INC.

                                            By:  /s/ ROBERT W. OLSON
                                                -------------------------

                                                    Robert W. Olson
                                                    Senior Vice President

ATTEST:

By:  /s/ PAMELA S. MEYERS
    -------------------------

        Pamela S. Meyers
        Assistant Secretary

                                            AMERICAN PREMIER UNDERWRITERS, INC.

                                            By:  /s/ ALFRED W. MARTINELLI
                                                -------------------------

                                                    Alfred W. Martinelli
                                                    Chairman of the Special
                                            Committee
                                                    of the Board of Directors
ATTEST:

By:  /s/ PAMELA S. MEYERS
    -------------------------

        Pamela S. Meyers
        Assistant Secretary

                                            AMERICAN PREMIER SUB, INC.

                                            By:  /s/ ROBERT W. OLSON
                                                -------------------------

                                                    Robert W. Olson
                                                    Vice President

ATTEST:

By:  /s/ PAMELA S. MEYERS
    -------------------------

        Pamela S. Meyers
        Secretary

                                            AMERICAN FINANCIAL CORPORATION

                                            By:  /s/ RONALD F. WALKER
                                                -------------------------

                                                    Ronald F. Walker
                                                    President

ATTEST:

By:  /s/ JAMES C. KENNEDY
    -------------------------

        James C. Kennedy
        Secretary

                                            AFC SUB, INC.

                                            By:  /s/ RONALD F. WALKER
                                                -------------------------

                                                    Ronald F. Walker
                                                    President

ATTEST:

By:  /s/ JAMES C. KENNEDY
    -------------------------

        James C. Kennedy
        Secretary

                                                           ACQUISITION AGREEMENT

                                   EXHIBIT A

                             SHAREHOLDERS AGREEMENT

     Agreement (this "Agreement") entered into as of December   , 1994 by and
among the undersigned shareholders (each a "Shareholder" and, collectively, the "Shareholders"), American Financial Corporation ("AFC"), American Premier Underwriters, Inc. ("APZ") and American Premier Group, Inc. ("New American Premier").

     WHEREAS, the Shareholders own all of the issued and outstanding common stock of AFC ("AFC Common Stock") and all the outstanding AFC Stock Options;

     WHEREAS, pursuant to an Agreement and Plan of Acquisition and Reorganization (the "Acquisition Agreement") of even date herewith, subject to the conditions set forth therein, the parties thereto have agreed to effect the Mergers, as more specifically set forth in the Acquisition Agreement;

     WHEREAS, as a result of the transactions contemplated by the Acquisition Agreement, the Shareholders will receive shares of New American Premier Common Stock in exchange for their shares of AFC Common Stock; and

     WHEREAS, as a condition to entering into the Acquisition Agreement, APZ and New American Premier have required the Shareholders and AFC to make certain agreements and covenants as more particularly set forth herein.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

     1. Defined Terms. Except as otherwise defined in this Agreement, defined terms shall have respective meanings ascribed to them in the Acquisition Agreement.

     2. Ownership of AFC Common Stock. The Shareholders represent that Schedule 1 attached hereto is a true, accurate and complete list of the shareholders of AFC Common Stock and holders of AFC Stock Options and each Shareholder's respective ownership interest thereof.

     3. Approval of AFC Merger and Related Transactions. Each Shareholder covenants that, unless the Acquisition Agreement is terminated in accordance with the provisions of Article VIII thereof, such Shareholder shall vote all of his/her/its shares of AFC Common Stock in favor of (a) the AFC Merger at the meeting of the Shareholders contemplated by Section 2.3 of the Acquisition Agreement and thereby waive any dissenters rights which such Shareholder may otherwise be entitled to assert pursuant to Section 1701.85 of the Ohio General Corporation Law and (b) amending AFC's Articles of Incorporation in the manner contemplated by Section 6.8 of the Acquisition Agreement.

     4. Treatment of AFC Stock Options and the Put. The Shareholders and AFC hereby amend that certain agreement dated April 15, 1983 between AFC with certain members of the Lindner family to provide that (a) the outstanding options (the "AFC Stock Options") relating to the right to purchase 762,500 shares of AFC Common Stock shall be fully vested and immediately exercised for the then applicable exercise price and, if such AFC Stock Options are not so exercised with the exercise price fully paid in cash by the Effective Time, such AFC Stock Options shall be deemed cancelled and (b) the right to put shares of AFC Common Stock to AFC, as more particularly described in such agreement, shall be deemed terminated as of immediately prior to the Effective Time.

     5. Exchange of AFC Common Stock for AFC Preferred Stock. If AFC and APZ have either (a) received an unfavorable response to the request for the tax ruling sought pursuant to Section 2.9 of the Acquisition Agreement or (b) not received a favorable response to such tax ruling request by June 30, 1995 and AFC has received notice from APZ that all other conditions to effect the Mergers have been satisfied, and if the value of the shares of New American Premier Stock that are held by certain former APZ shareholders ("Certain APZ Shareholders" as defined in paragraph 6 below) immediately after the Mergers would (absent

                                                           ACQUISITION AGREEMENT
the exchange of shares described below) not exceed fifty percent (50%) of the total value of New American Premier Stock issued and outstanding immediately after the Merger, then the Shareholders and AFC shall promptly (i) exchange an aggregate number of shares of AFC Common Stock then held by the Shareholders in exchange for an aggregate number of validly issued and non assessable shares of non-voting AFC Preferred Stock of a newly authorized series (as more particularly described below) so that, immediately after the Mergers, the aggregate value of New American Premier Stock owned by Certain APZ Shareholders shall exceed fifty percent (50%) of the total value of New American Premier Stock issued and outstanding immediately after the Mergers or (ii) take such action or actions as AFC and APZ mutually agree shall result in the Mergers constituting a reverse acquisition with respect to APZ for federal consolidated tax return purposes, provided that if no such mutual agreement is made within fourteen (14) days of the date on which the exchange hereunder would occur then such exchange shall be carried out as provided in (i) above. The aggregate liquidation value of the shares of AFC Preferred Stock received in such exchange by the Shareholders (determined as of the day immediately prior to the Effective
Time) shall equal the value of the additional shares of New American Premier Common Stock that the Shareholders would have received as a result of the New American Premier Merger but for the aforementioned exchange. For the purposes of calculating such value, (i) each such share of New American Premier Common Stock shall be deemed to have a value equal to the average of the last reported sales prices, regular way, per share of APZ Common Stock on the New York Stock Exchange Composite Tape on the ten consecutive trading days ending with the trading day immediately prior to the Effective Time and (ii) each share of New American Premier Preferred Stock shall be deemed to have a value equal to the greater of (x) $44.08 or (y) the value (calculated as set forth above) of that number of shares of New American Premier Common Stock into which it is convertible. Each share of such AFC Preferred Stock shall, when issued, have an annual dividend rate equal to the average yield per share on Series F of AFC Preferred Stock for the ten consecutive trading days for such Series F of AFC Preferred Stock ending with the last trading day occurring immediately prior to the Effective Time. If the Shareholders cannot agree as to how the exchange of such shares shall be apportioned among the Shareholders, then AFC Common Stock shall be exchanged for AFC Preferred Stock on a basis pro-rata to each Shareholder's respective ownership interest in AFC Common Stock as shown on
Schedule 1.

     6. Certain APZ Shareholders. For purposes of this Shareholders Agreement, shares owned by Certain APZ Shareholders includes only shares held by APZ shareholders other than such shares held by AFC and its subsidiaries but shall include shares owned by the AFC ESORP.

     7. Successors and Assigns. This Agreement shall be binding on the parties hereto and upon their heirs, executors, administrators, successors and assigns.

     8. Amendment. No cancellation, amendment, change or addition to this Agreement shall be effective unless in writing and signed by each of the parties hereto.

     9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which shall constitute one and the same agreement.

                                                           ACQUISITION AGREEMENT

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

                                          American Financial Corporation
                                          By:
                                              --------------------------

                                          American Premier Underwriters, Inc.
                                          By:
                                              --------------------------

                                          American Premier Group, Inc.
                                          By:
                                              --------------------------

                    [Signature lines for each Shareholder.]

                                                           ACQUISITION AGREEMENT

                                   SCHEDULE 1

        NAME OF SHAREHOLDER                      SHARES OWNED OF AFC COMMON STOCK
        -------------------                      --------------------------------


                                                           ACQUISITION AGREEMENT

                                                                         ANNEX B

                          [LETTERHEAD OF FURMAN SELZ]

                                                 December 12, 1994

Special Committee of the Board of Directors
American Premier Underwriters, Inc.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

Gentlemen:

     We understand that American Premier Sub, Inc. ("American Premier Sub"), a wholly-owned subsidiary of New American Premier Group, Inc. ("New American Premier"), will merge with American Premier Underwriters, Inc. ("American Premier") and that AFC Sub, Inc. ("AFC Sub"), a wholly-owned subsidiary of New American Premier, will merge with American Financial Corporation ("AFC") in simultaneous transactions pursuant to which the outstanding shares of common stock of American Premier ("American Premier Common Stock") and the outstanding shares of common stock of AFC will be converted into shares of common stock of New American Premier ("New American Premier Common Stock") at specified exchange ratios (collectively, the "Exchange Ratios") under terms and conditions set forth in an Agreement and Plan of Acquisition and Reorganization (Merger Agreement) dated December 9, 1994 (the "Merger Agreement") entered into by and among New American Premier, American Premier, American Premier Sub, AFC and AFC Sub (the "Acquisition"). The terms and conditions of the Acquisition will be set forth in more detail in the Merger Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratios to the holders of American Premier Common Stock, other than AFC and its affiliates. In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) the Merger Agreement;

          (ii) publicly available information concerning American Premier, AFC and certain affiliates of AFC which Furman Selz believed to be relevant to its inquiry;

          (iii) financial and operating information with respect to the business, operations and prospects of AFC, including actuarial analyses of Great American Insurance Company and American Annuity Group, Inc. prepared by Milliman & Robertson, all furnished to Furman Selz by AFC and American Premier;

          (iv) financial and operating information with respect to the business, operations and prospects of American Premier furnished to Furman Selz by American Premier;

          (v) the common stock price and trading histories of American Premier Common Stock and the common stock of certain publicly traded affiliates of AFC;

          (vi) a comparison of the financial positions and operating results of American Premier, AFC and certain affiliates of AFC, and of the common stock price trading histories of American Premier and certain affiliates of AFC, with those of publicly traded companies Furman Selz deemed relevant;

          (vii) a comparison of certain financial terms of the Acquisition to certain financial terms of selected other business combinations Furman Selz deemed relevant;

          (viii) analyses of the respective contributions in terms of assets, liabilities and earnings of American Premier and AFC to New American Premier and the relative ownership of New American Premier after the Acquisition by the current stockholders of American Premier and AFC;

          (ix) analyses of other potential pro forma financial effects of the Acquisition; and

          (x) synergies and other potential benefits arising from the Acquisition.

     We have also met with certain officers and employees of American Premier, AFC and certain affiliates of AFC concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate. Our opinion is limited insofar as we were not furnished with financial projections with respect to Chiquita Brands International, Inc. ("Chiquita") as we were advised by management of Chiquita that it was not feasible to develop reliable projections of future operating results for Chiquita due to uncertainties regarding its business.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion and have not assumed responsibility for any independent verification of such information. We have not conducted any independent evaluation or appraisal of the properties, assets, liabilities or reserves of American Premier or AFC, nor have we conducted any independent actuarial evaluations. In addition, we have assumed that the financial projections prepared by the managements of American Premier and AFC represent the best current judgment of their respective managements as to the future financial condition and results of operations of American Premier and AFC, respectively, and have assumed that the projections have been reasonably prepared based on such current judgment.

     We have also taken into account our assessment of general economic, market, and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon regulatory, economic, market and other conditions as they exist on, and the information made available to us as of, the date hereof. In addition, we have assumed, with your consent, the Merger would be accounted for as if AFC had acquired American Premier in a transaction accounted for a purchase. We further assumed, with your consent, that, in the course of obtaining necessary regulatory approvals for the Acquisition, no restrictions would be imposed that would have a material adverse effect on the contemplated benefits of the Acquisition to American Premier following the Merger.

     We are not expressing any opinion as to what the value of New American Premier Common Stock actually will be when issued to the shareholders of American Premier and AFC pursuant to the Acquisition or the price at which the New American Premier Common Stock will trade subsequent to the Acquisition.

     Furman Selz will receive fees for its services to American Premier in connection with the Acquisition, including a fee upon the inclusion of this opinion in a proxy statement mailed by American Premier in connection with a meeting of its shareholders to vote on the Acquisition. In addition, American Premier has agreed to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. We have previously acted as financial advisor to American Premier and, in the ordinary course of our business, may trade the equity and debt securities of American Premier and AFC for our own account, and the account of our customers and, accordingly, may at any time hold a long or short position in such securities for the accounts of our customers, the firm and/or the officers of the firm.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, from a financial point of view, the Exchange Ratios are fair to the holders of American Premier Common Stock, other than AFC and its affiliates.

                                          Very truly yours,

                                          FURMAN SELZ INCORPORATED

                                                                         ANNEX C







     Annex C will consist of the Annual Report of American Financial Corporation on Form 10-K for the year ended December 31, 1993, as amended, which is incorporated herein by reference and will be included in the final prospectus.

                                                                         ANNEX D







     Annex D will consist of the Quarterly Report of American Financial Corporation on Form 10-Q for the quarter ended September 30, 1994, which is incorporated herein by reference and will be included in the final prospectus.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AMERICAN PREMIER GROUP, INC.

                               64,595,164 SHARES

                                  COMMON STOCK

                            ------------------------

                           PROXY STATEMENT/PROSPECTUS
                            ------------------------

                                           , 1995

UNTIL             , 1995 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

A. Indemnification Pursuant to the Ohio General Corporation Law and the Articles and Code of Regulations of New American Premier.

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by New American Premier to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of New American Premier, by reason of the fact that he is or was a director, officer, employee or agent of New American Premier, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of New American Premier and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of New American Premier, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to New American Premier unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders. New American Premier has entered into an indemnification agreement with each director and officer which provides a contractual right to indemnification against such expenses and liabilities (subject to certain limitations and exceptions) and a contractual right to advancement of expenses and contains additional provisions regarding determination of entitlement, defense of claims, rights of contribution and other matters.

     New American Premier's Code of Regulations provides that New American Premier shall indemnify such persons to the fullest extent permitted by law.

B. Other indemnification provisions affecting directors and officers of New American Premier are described below. The Penn Central Corporation, referred to below, is the former name of American Premier.

     The Penn Central Corporation Annual Incentive Compensation Plan (the "Incentive Compensation Plan"), which is to be adopted by New American Premier, provides that New American Premier shall indemnify and hold harmless any member of the Compensation Subcommittee of the Executive Committee of the Board of Directors, the Board of Directors and the Chief Executive Officer of New American Premier, to the extent permitted by the Articles of Incorporation and Code of Regulations of New American Premier and applicable law, against and from any loss, cost, liability or expense that might be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Incentive Compensation Plan and against and from any and all amounts paid by him in settlement thereof, with approval of New American Premier, or paid by him in satisfaction of judgment in any such action, suit or proceeding against him. Indemnification pursuant to the Incentive Compensation Plan is not exclusive of any other rights of indemnification to which such person seeking indemnification may be entitled under the Articles of Incorporation or Code of Regulations of New American Premier as a matter of law or otherwise, or any power that New American Premier may have to indemnify him or hold him harmless.

     The Penn Central Corporation Stock Option Plan (the "Stock Option Plan"), which is to be adopted by New American Premier, provides that no member of the Board of Directors of New American Premier or any committee thereof organized to administer the Stock Option Plan shall be liable for any action, determination or omission taken or made in good faith with respect to the Stock Option Plan or any option granted thereunder.

     The Penn Central Corporation 1992 Spin-Off Stock Option Plan (the "Spin-Off Option Plan"), which is to be adopted by New American Premier, provides that no member of the Board of Directors of New

American Premier or any committee thereof organized to administer the Spin-Off Option Plan shall be liable for any action, determination or omission taken or made in good faith with respect to the Spin-Off Option Plan or any option granted thereunder.

     The Penn Central Corporation Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), which is to be adopted by New American Premier, provides that no member of the Board of Directors of New American Premier or any committee thereof organized to administer the Employee Stock Purchase Plan shall be liable for any action, determination or omission taken or made in good faith with respect to the Employee Stock Purchase Plan or any right granted thereunder.

     The Penn Central Retirement and Savings Plan (the "Retirement and Savings Plan"), which is to be adopted by New American Premier, provides that New American Premier shall indemnify and hold harmless any member of the Retirement Plans Finance Committee, the Retirement Plans Administration Committee or the Board of Directors of New American Premier, and any other employee of New American Premier deemed to be a fiduciary under the Retirement and Savings Plan against all liability, joint and several, for their acts, omissions and conduct and for the acts, omissions and conduct of their duly appointed agents made in good faith pursuant to the provisions of the Retirement and Savings Plan, including any out-of-pocket expenses reasonably incurred in the defense of any claim relating thereto; provided, however, that no indemnitee shall voluntarily assume or admit any liability, nor, except at its or his own cost, shall any of the foregoing make any payment, assume any obligations or incur any expense without the prior written consent of the Board of Directors. New American Premier may purchase, at its own expense, liability insurance to protect New American Premier and the persons indemnified under the Retirement and Savings Plan from liability incurred in the good faith administration of the Retirement and Savings Plan.

     The Penn Central Corporation Retirement Income Guarantee Plan (the "R.I.G.P."), which is to be adopted by New American Premier, provides that New American Premier shall indemnify and hold harmless any member of the Retirement Plans Finance Committee, the Retirement Plans Administration Committee or the Board of Directors of New American Premier, and any other employee of New American Premier deemed to be a fiduciary under the R.I.G.P. against all liability, joint and several, for their acts, omissions and conduct and for the acts, omissions and conduct of their duly appointed agents made in good faith pursuant to the provisions of the R.I.G.P. and the Trust Agreement pursuant thereto, including any out-of-pocket expenses reasonably incurred in the defense of any claim relating thereto; provided, however, that no indemnitee shall voluntarily assume or admit any liability, nor, except at its or his own cost, shall any of the foregoing make any payment, assume any obligations or incur any expense without the prior written consent of the Board of Directors. New American Premier may purchase, at its own expense, liability insurance to protect New American Premier and the persons indemnified under the R.I.G.P. from liability incurred in the good faith administration of the R.I.G.P.

     The Penn Central Corporation Benefits Equalization Plan (the "BEP"), which is to be adopted by New American Premier, provides that New American Premier shall indemnify and hold harmless the BEP Committee and each of its members and the Board of Directors of New American Premier and each of its members against all liability, joint and several, for their acts, omissions and conduct and for the acts, omissions and conduct of their duly appointed agents made in good faith pursuant to the provisions of the Plan, including any out-of-pocket expenses reasonably incurred in defense of any claim relating thereto; provided, however, that no indemnitee shall voluntarily assume or admit any such liability, nor, except at its or his own cost, shall any of the foregoing make any payment, assume any obligations or incur any expenses in respect thereof without the consent of the Board of Directors. New American Premier may purchase, at its expense, liability insurance to protect New American Premier and the persons indemnified under the BEP from liability incurred in the good faith administration of the BEP.

     American Premier maintains, at its expense, Directors and Officers Liability and Company Reimbursement Liability Insurance. The Directors and Officers Liability portion of such policy covers all directors and officers of New American Premier and of the companies which are, directly or indirectly, more than 50% owned by New American Premier. The policy provides for payment on behalf of the directors and officers, up to the policy limits and after expenditure of a specified deductible, or all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds, settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claim arising out of acts alleged to have been committed prior to October 24, 1978. The insurer limit of liability under the policy is $50,000,000 in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    EXHIBIT
    NUMBER                               DESCRIPTION OF DOCUMENT
    ------  ---------------------------------------------------------------------------------
     2      Acquisition Agreement, as amended (Contained in Annex A to Proxy
            Statement/Prospectus)
     3.1    Form of Articles of Incorporation of American Premier Group, Inc.
     3.2    Form of Code of Regulations of American Premier Group, Inc.
     5      Opinion of Robert W. Olson, Esq.
     8**    Opinion on tax matters
    12      Calculation of Ratio of Earnings to Fixed Charges
    23.1    Consents of Deloitte & Touche LLP
    23.2    Consent of Ernst & Young LLP
    23.3    Consent of Robert W. Olson, Esq. (Contained in Exhibit 5)
    23.4**  Consent of tax counsel (Contained in Exhibit 8)
    23.5*   Consent of Furman Selz Incorporated (Contained in Exhibit 99.1)
    24*     Power of Attorney (Contained on the signature page)
    99.1*   Opinion of Furman Selz Incorporated
    99.2*   Milliman & Robertson, Inc. Analysis of September 30, 1994 Loss and Loss
            Adjustment Expense Reserves for Great American Insurance Group
    99.3*   Milliman & Robertson, Inc. Analysis of Asbestos and Environmental Expenses for
            Great American Insurance Group at September 30, 1994.
    99.4*   Milliman & Robertson, Inc. Actuarial Appraisal of Great American Life Insurance
            Company, September 30, 1994.
    99.5    Form of Proxy


- ---------------


 * Previously filed.


** To be filed by amendment.


ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act,
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement for the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement No. 33-56813 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on the 20th day of January, 1995.


                                          AMERICAN PREMIER GROUP, INC.


                                          By:            NEIL M. HAHL

                                            ------------------------------------

                                                        Neil M. Hahl


                                                   Senior Vice President



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 33-56813 has been signed on January 20, 1995 by the following persons in the capacities indicated.



                                                            *

                                          --------------------------------------

                                                     Carl H. Lindner


                                                Chairman of the Board and


                                          Chief Executive Officer and a Director



                                                            *

                                          --------------------------------------

                                                   Theodore H. Emmerich


                                                         Director



                                                            *

                                          --------------------------------------

                                                      James E. Evans


                                                         Director



                                                       NEIL M. HAHL

                                          --------------------------------------

                                                       Neil M. Hahl


                                           Senior Vice President and a Director


                                              (Principal Financial Officer)



                                                            *

                                          --------------------------------------

                                                      Thomas M. Hunt


                                                         Director



                                                            *

                                          --------------------------------------

                                                   Carl H. Lindner III


                                                         Director



                                                            *

                                          --------------------------------------

                                                     S. Craig Lindner


                                                         Director

                                                            *
                                          --------------------------------------

                                                    William R. Martin


                                                         Director



                                                            *

                                          --------------------------------------

                                                   Alfred W. Martinelli


                                                         Director



                                                     ROBERT W. OLSON

                                          --------------------------------------

                                                     Robert W. Olson


                                                         Director



                                                     ROBERT F. AMORY

                                          --------------------------------------

                                                     Robert F. Amory


                                              Vice President and Controller


                                              (Principal Accounting Officer)



                                          *By:          ROBERT W. OLSON


                                             -----------------------------------

                                                       Robert W. Olson


                                                      Attorney-in-Fact